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07026818

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Japan Railway Co

*CURRENT ADDRESS

**FORMER NAME

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SEP 2 6 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34904

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/20/07

CENTRAL JAPAN RAILWAY COMPANY

Annual Report 2007

For the Year Ended March 31, 2007





Profile

Central Japan Railway Company (JR Central, also known as JR Tokai) commenced operations in April 1987 upon the privatization and breakup of the Japanese National Railways (JNR). The core of JR Central's operations is the Tokaido Shinkansen, the main transportation artery linking Japan's principal metropolitan areas of Tokyo, Nagoya, and Osaka.

The Company also operates a network of conventional railway centered on the Nagoya and Shizuoka areas. JR Central and its consolidated subsidiaries are strengthening affiliated businesses by making full use of the Company's stations and trains.









Contents

Forward-Looking Statements

In this annual report, forward-looking statements, such as those regarding business plans, strategies, and financial forecasts, are based on assumptions that reflect information available at the time of writing. The accuracy of such statements, therefore, is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, notably, consumption trends, competitive challenges, and changes in relevant laws and legal provisions.

Notes:
1. Fiscal 2006, the year under review, refers to the one-year period ended March 31, 2007 (FY 2007.3 / FY 2006).
2. In this report, figures of financial information are truncated, while statistical data and all percentages are rounded.

A Message from the Management



Yoshiyuki Kasai
Chairman

In regard to the railway business, JR Central prioritizes maintaining safe and reliable operation in its fundamental policy. Based on this primary principle, the company also continues its fundamental policy of stably and sufficiently fulfilling its long term mission to maintain and develop, in an integrated fashion, both the Tokaido Shinkansen, which serves as Japan's main transportation artery, and the conventional railway network in the Tokai (such as Nagoya or Shizuoka) region. Therefore, JR Central constantly strives to provide services that are chosen by the customers and improve the efficiency of its business operation.

Railway business is the core business of the JR Central Group. Since railway projects require massive capital investments and long-term technological development with considerable lead times, the timeframe for recovering investments is extremely long. Due to such business structure, it is vital that JR Central manages its railway business from a long-term perspective, rather than overemphasize short-term profitability. Therefore, we are further improving the quality of our regular railway services, and promoting major projects in a systematic manner while enhancing our financial constitution.

□JR Central's Medium/Long Term Management Strategy

●***Railway business***

①Safety measures

In order to further improve the safety of the railway business, JR Central is enhancing its anti-earthquake countermeasures by making functional upgrades to the Earthquake Disaster Prevention System which include, for example, aiming to complete and commence use of an increased number of TERRA-S (Tokaido shinkansen EaRthquake Rapid Alarm System) detection points by September of this year, while accelerating as much as possible the quake-resistant reinforcement of elevated track columns and rail embankments on all Tokaido Shinkansen lines. In regard to conventional lines, in addition to installing safety devices, such as operation data recorders and emergency train stop devices, by the end of this fiscal year, JR Central is also continuing construction to introduce the ATS-PT system (pattern checking automatic train stopping devices).

②Strengthening Tokaido Shinkansen's transportation service

In regard to the Tokaido Shinkansen, the company is relentlessly striving to improve transportation services while providing safe and punctual transportation unparalleled anywhere in the world. Looking forward, JR Central will continue to flexibly operate extra trains focusing on peak periods and peak times of use. Furthermore, JR Central revised the Tokaido Shinkansen's timetable on July 1, 2007 in conjunction with the start of commercial operation of the Series N700. Also, as JR Central introduces more Series N700 trainsets, the company will increase its "*Nozomi*"direct service between the Tokaido and Sanyo Shinkansen serviced by the Series N700. JR Central will be engaging in a concentrated introduction of 42 Series N700 by the end of FY2010.3 for use on all of the "*Nozomi*" direct services between Tokaido and Sanyo Shinkansen. The company will deliberate on the continued introduction of Series N700 trainsets thereafter. In addition, JR Central is striving to further enhance the transportation infrastructure of the Tokaido Shinkansen by, for example, augmenting its electric facilities for train operation and engaging in renovation work, such as increasing the number of platforms, to improve transportation service at Shin-Osaka Station.

With regard to passenger related facilities, JR Central is also continuing to renovate major stations such as Tokyo, Shin-Yokohama, and Nagoya, in order to offer further convenience and comfort for travelers.

In terms of sales, JR Central is working to further increase the number of users of the "Express Reservation" service which was expanded to include all stations of the Tokaido and Sanyo Shinkansen in July 2006. JR Central is also steadily making preparations to introduce its "Express Reservation" IC card service, which utilizes IC, in March 2008. The company will enable seamless transfer between the Tokaido Shinkansen and conventional lines through such measures as the introduction of the "Express Reservation" IC card service and concurrent service expansion to the Shizuoka region of the IC card "TOICA" for conventional lines in the metropolitan area which was introduced in November 2006 in the Nagoya region.

③Further testing and extension of the Yamanashi Maglev Test Line and deliberation of a Tokaido Shinkansen Bypass

As one of its long-term issues, the company is continuing to conduct "topographical and geological" surveys on the Chuo Shinkansen, which it has conducted in accordance with a directive issued by the Minister of Transport in February 1990. Furthermore, JR Central has implemented construction of the Yamanashi Maglev Test Line and both experiments and development of the Superconducting Maglev technology, in light of the Ministry of Transportation's formal view that the Chuo Shinkansen should act as a substitute for the Tokaido Shinkansen and be constructed as a "second Tokaido Shinkansen." This was also based on the Ministry's request that JR Central spend the special investment in the land and structures on the 18.4km long Yamanashi Maglev Test Line, which will ultimately become a part of the Chuo Shinkansen, since the Chuo Shinkansen is under the managerial responsibility of JR Central. As a result of the company's experiments to date, the Maglev Technological Practicality Evaluation Committee under the Japanese Ministry of Land, Infrastructure and Transport acknowledged

in March 2005 that "the foundational technology for the Superconducting Maglev is established for practical application." Based on all of the above, JR Central will invest ¥355 billion of its own funds into the Yamanashi Maglev Test Line facilities in order to completely change the specifications to suit for practical use and conduct new experiments for confirming the practicality of the Superconducting Maglev after lengthening the line to 42.8km.

As already mentioned above, JR Central's field of managerial responsibility, or in other words, its "mission", is management of high-speed railway that connects the Tokyo, Chukyo (or Nagoya) and Kinki (or Osaka) regions. In light of the facts that the transport performance of the Tokaido Shinkansen is close to full capacity and that its transportation services have nearly reached a perfect level, JR Central is deliberating on how to promote and construct, on its own initiative, a second Tokaido Shinkansen that has sufficient transport performance and can offer quantitative and high-quality services over these regions, or in other words, how to realize a second, more advanced transportation artery that can develop and replace its function. JR Central is examining this long-term project based on the results of geographic and geologic surveys, the knowledge gained from the Yamanashi Maglev Test Line and also running tests to verify the practicality of the Superconducting Maglev over a 42.8km test line. At the first stage of such deliberation processes, the company is considering to set a preliminary goal to start commercial operation of this new Shinkansen between the Tokyo metropolitan and Chukyo (or Nagoya) regions by 2025.

●***Affiliated business***

In regard to non-railway businesses, JR Central aims to enhance the overall strength of the JR Central Group by expanding business with an emphasis on business fields which are expected to produce a synergy effect with the railway business. A representative example is the business development in the JR Central Towers in Nagoya Station. In order to realize intensive and effective use of the company's assets, JR Central is continuing to develop the "JR Central Shin-Yokohama Station Building (tentative)" and disused sites of former company housing. Furthermore, in major stations, JR Central is actively developing businesses that can sufficiently take advantage of station locations such as by promoting the renewal of commercial facilities within stations in conjunction with renovating station facilities themselves and performing quake-resistant reinforcement of elevated track columns. Through these measures, the company is striving to further enhance the overall strength of the entire JR Central Group.

●***Environmental conservation activities***

In response to global environmental issues, JR Central believes that it should enhance the characteristics of railways which is environment friendly transportation and is actively promoting measures that contribute to the preservation of the global environment, starting with the introduction of the Series N700, which is extremely energy-efficient. The company is engaged in efforts to allow as many customers as possible to utilize railways, which has less impact on the global environment. Furthermore, the company aims for the widespread penetration of the concept of "Eco Business Trips" and is actively disseminating related information.

●***Reduction of long-term debt and payables***

JR Central has positioned the elimination of long-term debt and payables, which totaled a maximum of ¥5.5 trillion, as one of its most important corporate priorities. The company has reduced its long-term debt and long-term payables by ¥2 trillion to achieve steady improvement in our financial condition. The company will maintain this policy, and is committed to strengthening its financial position and consolidating its business foundation.



Masayuki Matsumoto

President

□Business Activities and Performance for the year ended March 31, 2007 (FY 2006 or FY 2007.3)

During the period, JR Central prioritized the fundamentals of railway operation: safe and reliable transportation. We strove to enhance our competitive edge and improve service. These policies, coupled with flourish economy, resulted in increase of ridership on the Tokaido Shinkansen and in good affiliated businesses, which led the operating revenues to increase. In regard to expenses, whereas operating expenses increased as a result of quake-resistant reinforcement, etc., non-operating expenses, such as interest expenses, etc., decreased. As a result, operating revenues for the period increased 1.6% year-on-year to ¥1.4912 trillion, ordinary profit increased 10.9% year-on-year to ¥236.6 billion, and net profit increased 12.0% year-on-year to ¥137.1 billion, all of which were record breaking numbers.

In regard to long-term debt, we achieved a decrease of ¥47 billion. As a result, the balance of long-term debt as of FY2007.3 was ¥3.4985 trillion.

In regard to the year-end dividend, due to an expansion of business and the prosperous economy, transportation volume in the second half showed good trends, which has made us decide to pay out a dividend of ¥4,000 per share, an increase per share of ¥500, which means that the annual dividend was ¥7,500 per share.

Going forward, we will continue to endeavor to further improve our performance in order to strengthen our managerial foundations and maintain stable dividends.

Chairman **Yoshiyuki Kasai**

President **Masayuki Matsumoto**

Corporate Data

Company Name

Central Japan Railway Company (JR Central)

Established

April 1st, 1987

Business

Railways business, related businesses

Management Philosophy

- **Contribute to community development by adhering to sound management principles**
- **Provide modern, friendly, and reliable services**
- **Establish a cheerful, fresh, and active corporate culture**

General Principles of Safety

- **Safety is the most important mission in transportation**
- **Security is based on observance of rules and exact works and is constructed of ceaseless practice**
- **Enforcement of confirmation and contact is most important for security**
- **For security we should cooperate unitedly beyond our official responsibility**
- **When we are open to doubt we should go a way to safe considering thoroughly**

Basic Information on a Non-consolidated Basis

(As of the end of FY 2007.3)

Paid in Capital	¥112 billion
Operating Revenues	¥1,212 billion
Number of Shares Outstanding	224 millions
Share Listings	Nagoya, Tokyo and Osaka
Number of Shareholders	122,145
Number of Employees	15,818
Operating Kilometers	1,970.8 kilometers
Number of Stations	403
Number of Rolling Stock	4,621
Double-and Multi-Tracked Section	55.1% (1,086.8km)
Electrified Section	75.7% (1,491.7km)
Centralized Traffic Control	97.5% (1,922.3km)
Automatic Signaling System	97.8% (1,927.3km)

Head Offices and Other Offices

Head Office
JR Central Towers, 1-1-4, Meieki, Nakamura-ku, Nagoya, Aichi 450-6101, Japan

Tokyo Head Office
JR Central Shinagawa Building -A Wing 2-1-85, Konan, Minato-ku, Tokyo 108-8204, Japan

Conventional Lines Operations Division
JR Central Taiko Building, Meieki 1-3-4, Nakamura-ku, Nagoya, Aichi 453-8520, Japan

Shizuoka Branch Office
4, Kurogane-cho, Aoi-ku, Shizuoka, Shizuoka 420-0851, Japan

Mie Regional Office
Ust-Tsu 12F, 700, Hadokoro-cho, Tsu, Mie 514-0009, Japan

Iida Regional Office
5356, Kami-lida, lida, Nagano 395-0000, Japan

Shinkansen Operations Division
Marunouchi Chuo Building, 1-9-1, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan

Kansai Branch Office
Shin-Osaka Central Tower 7F, 5-5-15, Nishi-nakajima, Yodogawa-ku, Osaka, Osaka 532-0011, Japan

Washington D.C. Office
900 17th Street, N.W., Suite 420, Washington, DC 20006, U.S.A.
Tel: +1-202-429-1900 Fax: +1-202-429-1917

London Office
Bucklersbury House, 83 Cannon Street, London EC4N 8NH, U.K.
Tel:+44-20-7213-0420 Fax: +44-20-7213-0429

Sydney Office
Suite 2502, Gateway, 1 Macquarie Place, Sydney, N.S.W., 2000, Australia
Tel: +61-2-9247-0900 Fax: +61-2-9247-0911

Company History

1987
- **April 1987** ○ Central Japan Railway Company (JR Central) is established.

1988
- **March 1988** ○ New stations are established on the Tokaido Shinkansen (Shin-Fuji, Kakegawa, Mikawa-Anjo).
  ○ JR Tokai Bus Company is established (now a consolidated subsidiary). In April automobile transport business was transferred to the company.

1989
- **March 1989** ○ New-model DMU is introduced to the "Hida" Express on the Takayama line.

1990
- **February 1990** ○ JR Central starts topographical and geological surveys along entire proposed route of the Chuo Shinkansen between Tokyo and Osaka following orders of the Minister of Transport.
- **June** ○ JR Central applies to the Minister of Transport for the approval of plans to build the Yamanashi Maglev Test Line and approval is received.

1991
- **October 1991** ○ JR Central takes over the Tokaido Shinkansen facilities.

1992
- **March 1992** ○ The first *"Nozomi"* (Series 300) begins commercial operation on the Tokaido Shinkansen.
- **July** ○ JR Tokai Hotels Co., Ltd. is established (now a consolidated subsidiary).
- **December** ○ JR Central Department Store Co., Ltd. is established. Company name changed to JR Tokai Takashimaya Co., Ltd. in September 1997 (now a consolidated subsidiary).

1994
- **June 1994** ○ JR Central Building Co., Ltd. is established (now a consolidated subsidiary).

1997
- **April 1997** ○ Running tests start on the Yamanashi Maglev Test Line.
- **October** ○ JR Central lists on the first section of the Nagoya, Tokyo and Osaka stock exchanges and also the Kyoto Stock Exchange (merged with the Osaka Stock Exchange in March 2001).

1999
- **March 1999** ○ New Series 700 is introduced to *"Nozomi"* on the Tokaido Shinkansen.
- **December** ○ Construction of JR Central Towers is completed.

2000
- **March 2000** ○ JR Nagoya Takashimaya opens (operated by JR Tokai Takashimaya Co., Ltd.).
- **May** ○ Nagoya Marriot Associa Hotel opens (operated by JR Tokai Hotels Co., Ltd.).

2001
- **March 2001** ○ JR Tokai Real Estate Co., Ltd. is established (now a consolidated subsidiary).
- **December** ○ JR Central is excluded from the jurisdiction of the JR Law through the enactment of amendment to the JR Law.

2002
- **July 2002** ○ A new research center is constructed at Komaki City in Aichi Prefecture.

2003
- **October 2003** ○ The new Shinagawa Shinkansen station opens. The timetable is drastically revised by the upgrading of the maximum speed on all Tokaido Shinkansen trains to 270km/h.

2005
- **July 2005** ○ The Japan National Railways (JNR) Settlement Headquarters, an independent division within the Japan Railway Construction, Transport and Technology Agency (JRTT), sells 600,000 shares in JR Central.

2006
- **March 2006** ○ New Automatic Train Control (ATC) system is introduced into the Tokaido Shinkansen.
- **April** ○ JR Central repurchases 268,686 shares of its common stock following a resolution of the Board of Directors as authorized under the company's Articles of Incorporation.
  The JNR Settlement Headquarters within the JRTT completes the sale of its entire shares in JR Central by selling 286,071 shares of common stock of the company.

2007
- **January 2007** ○ Application for changes of "Yamanashi Test Line Construction Plan" was approved by the Minster of Land, Infrastructure and Transport.


April 1,1987 Establishment of JR Central


April 3,1997 Superconducting Maglev running tests begin


October 8,1997 Shares are listed on the Nagoya, Tokyo, Osaka, and Kyoto Stock Exchanges


December 20,1999 Construction of JR Central Towers is completed


October 1,2003 The Shinagawa Shinkansen Station is opened

Corporate Data

Organization Chart (As of July, 2007)



Board of Directors
Chairman
President
Corporate Auditors
Board of Corporate Auditors
Secretarial Department
Corporate Planning Division
General Technology Division
Audit Department
Public Relations Department
Administration Department
Legal Affairs Department
Personnel Department
Finance Department
Property Management Department
Marketing Division
Business Promotion Division
Construction Department
Transportation Safety Department
Overseas Offices Washington D.C., London, Sydney
Employee Training Centers
Nagoya Central Hospital
Health Care Center
Administration Management Center
Conventional Lines Operations Division
Supervision Department
Transportation and Marketing Department
Rolling Stock Department
Engineering Department
Shizuoka Branch Office
Mie Regional Office
Iida Regional Office
Shinkansen Operations Division
Planning Department
Supervision Department
Transportation and Marketing Department
Rolling Stock Department
Tracks and Structures Department
Electrical Engineering Department
Kansai Branch Office

Board of Directors, Corporate Auditors and Corporate Officers (As of July, 2007)



Yoshiyuki Kasai
Chairman



Masayuki Matsumoto
President



Masataka Ishizuka
Executive Vice President



Yoshiomi Yamada
Executive Vice President



Akira Nakagawa
Executive Vice President

●Board of Directors and Corporate Auditors

Chairman
Yoshiyuki Kasai*

President
Masayuki Matsumoto*

Executive Vice Presidents
Masataka Ishizuka*
Yoshiomi Yamada*
Akira Nakagawa*

Senior Executive Directors
Koushi Akutsu
Takao Innami
Toyonori Noda

Executive Directors
Kouei Tsuge
Mitsuru Nakamura
Tsutomu Morimura
Masayuki Kono
Junichi Hirasawa

Directors
Shin Kaneko
Naotoshi Yoshikawa
Haruo Goto
Katsumi Miyazawa
Yukihiro Masuda
Fujio Cho
Shunichi Kodama
Kenji Koroyasu

Corporate Auditors
Tadahiko Nakamura
Mitsuhiko Koga
Toshiaki Araya
Toshio Hayakawa
Shigeo Kifuji

*Representative Director

●Corporate Officers

Corporate Officers
Takashi Ono
Osamu Nakayama
Masaki Seki
Teruo Kachi
Kazumasa Ishizu
Akira Sugimoto
Sumio Kudo
Tadashi Morishita
Noriyuki Shirakuni
Takatoshi Yoshida
Tsutomu Yamamori
Yutaka Osada
Hideo Izumi

Corporate Data

Operating Area

The core of JR Central's operations is the Tokaido Shinkansen, the main transportation artery linking Japan's principal metropolitan areas of Tokyo, Nagoya, and Osaka. The company also operates a network of 12 conventional lines centered on the Nagoya and Shizuoka areas.



Hokkaido Railway Company
SAPPORO
Japan: Area: 380,000 km²
Population: 127 million
Source: Residential Register (Data as of 2006.3)
JR Central
Other JR
Shinkansen
Conventional Railway
0
500 km
HACHINOHE
NIIGATA
East Japan Railway Company
NAGANO
West Japan Railway Company
HIROSHIMA
OKAYAMA
KYOTO
NAGOYA
TOKYO
SHIN-OSAKA
TAKAMATSU
SHIZUOKA
HAKATA
Central Japan Railway Company
SHIN-YATSUSHIRO
Shikoku Railway Company
KAGOSHIMACHUO
Kyushu Railway Company
Shinjuku
Shibuya
Tokyo
Shinagawa
Shin-Yokohama


Inotani
Takayama Line
Shiojiri
Tatsuno
Kofu
Tokyo
Shinagawa
Shin-Yokohama
Chuo Line
Taita Line
Mino-Akasaka
Mino-Ota
Gifu
Tajimi
Ogaki
Maibara
Minobu Line
Gotemba Line
Iida Line
Fuji
Kozu
Nagoya
Obu
Numazu
Atami
Kansai Line
Kyoto
Kameyama
Taketoyo
Toyohashi
Tokaido Line
Shizuoka
Shin-Osaka
Meisho Line
Taketoyo Line
Matsusaka
Tokaido Shinkansen
Sangu Line
Ise-Okitsu
Taki
Toba
Kisei Line
Shingu

■Operating Kilometers

Tokaido Shinkansen	**552.6km**
Conventional Railway	
Tokaido Line	360.1km
Gotemba Line	60.2km
Minobu Line	88.4km
Iida Line	195.7km
Taketoyo Line	19.3km
Takayama Line	189.2km
Chuo Line	174.8km
Taita Line	17.8km
Kansai Line	59.9km
Kisei Line	180.2km
Meisho Line	43.5km
Sangu Line	29.1km
Subtotal	**1,418.2km**
Total	**1,970.8km**

Consolidated Operating Revenues Composition


Other Services **4.1%**
Real Estate **2.8%**
Merchandise and Other **12.6%**
Transportation **80.5%**

FY 2007.3 data

Non-Consolidated Operating Revenues Composition


Affiliated Businesses **0.7%**
Miscellaneous **4.7%**
Conventional Railway **8.6%**
Tokaido Shinkansen **86.0%**

Note: Consolidated composition is based on the revenues from outside of JR Central's group

Safety and Reliability

Initiatives for Securing and Enhancing Safe and Reliable Transportation

JR Central believes that ensuring safe and reliable transportation is the fundamental principle of the railways business, and has worked since its inception to improve its systems and introduce the latest technologies for its rolling stock and equipment. Accordingly, we are continually improving our ability to respond rapidly to all situations including emergencies through the education and training of the employees engaging in train operations and facility maintenance in addition to the implementation of practical training based on various types of simulated accidents or disasters.



Policies for Ensuring and Enhancing Safety

We have carefully implemented a wide range of safety-related capital investment including the upgrading of ATC (Automatic Train Control) and CTC (Centralized Traffic Control) systems for the Tokaido Shinkansen, the introduction of CTC on conventional lines, safety and disaster prevention measures including the upgrading of safety devices on level crossings and the strengthening of embankments and bridges, the improvement of electrical facilities and the replacement of rolling stock. Further, note that although JR Central of course appropriately implements various inspections of structures including tunnels and bridges, the company is also developing more efficient and effective inspection methods and has continually introduced various inspection equipment and systems. As described above, JR Central has worked actively since its inception to promote passenger safety and has spent a total of ¥1.7 trillion on safety-related investment over the 20 years up until the end of FY2007.3.

Of ¥209.8 billion for total non-consolidated capital investments in FY 2007.3, we spent ¥128.5 billion (61%) on such safety-related investments.

■Safety-Related Investments (Non-consolidated)


200
(Billions of Yen)
100
100
50
0
50
39
197
80
172
100
161
99
209
128
'88.3
'92.3
'97.3
'02.3
'07.3
Total Capital Investments
Safety-Related Investments

Trends in Accident Numbers

JR Central works to prevent accidents by placing top priority on ensuring safe and reliable transportation. On conventional lines, in order to prevent a potentially serious accident occurring at a level crossing, we have improved our hardware by installing various level crossing safety devices and strengthening the functionality of the ATS (Automatic Train Stop) system. As a result of these efforts, the number of railway accidents during FY 2007.3 was 17, which represents an accident rate of approximately one-third the initial accident rate at the time the company was founded.

■Train Accidents


60
50
40
30
20
10
0
60
50
46
26
30
15
21
7
17
6
'88.3
'92.3
'97.3
'02.3
'07.3
Number of overall train accidents
Number of railway crossing accidents

Preparing for Natural Disasters

JR Central has made consistent efforts to maximize safety of the Tokaido Shinkansen in the event of an earthquake by introducing the "Earthquake Rapid Alarm System" in 1992, earlier than others and other measures to improve the earthquake resistance of structures as prescribed by legislation enacted after the Kobe Earthquake in 1995. In February 1999, we established the second General Control Center for the Tokaido and Sanyo Shinkansen in Osaka so as to provide an effective backup system in order to improve emergency risk management capability. On conventional lines, we have implemented various initiatives such as reinforcement of facilities including engineering work to prevent bridge collapse and earthquake-resistant reinforcement of elevated track columns, in addition to the reinforcement of embankments and introduction of a Conventional-line Earthquake Information Communication System.

JR-Central is strengthening earthquake countermeasures in order to further enhance safety. For example, by completing the "Tokaido shinkansen EaRthquake Rapid Alarm System (TERRA-S)" in August 2005, the amount of time required from earthquake detection to alarm issuance was reduced from three seconds in the past to two seconds. Further, to increase the speed and accuracy of earthquake detection the number of seismometers alongside railway lines was increased in April of this year (25→50). In addition, one TERRA-S detection point was added and the remaining six will be added by September of this year (14→21). We will continue to further enhance our earthquake detection system.

After the Kobe Earthquake in 1995, the entire Tokaido Shinkansen line was surveyed for earthquake resistance to find all of the elevated track columns that were deemed to require reinforcement. We are already implementing the required work ahead of schedule. Additionally, we have been working to reinforce all the elevated track columns between Mishima and Toyohashi Stations, which were designated as requiring reinforcement since the "expected wave patterns" for a future Tokai Earthquake published by the Japanese government in May 2003 suggest ground motion in this area could be particularly strong. We are also making steady progress in implementing the earthquake-resistant reinforcement of embankments.

JR Central is also devising measures to minimize the impact of other natural disasters on its railway operations. For example, we are conducting various kinds of trainings to restore the diagrams into good condition as early as possible, including training for the rapid communication of information in accordance with prescribed communication network. To protect railway lines from rain, wind, snow and other inclement weather, we are improving related facilities including embankments and cutting slopes in addition to installing and improving facilities and devices for the prevention and detection of falling rocks. Additionally, in extreme situations when wind speeds or rainfall exceeds certain levels, operations are restricted to guarantee safe and reliable transportation.

■Train Control System in the Case of Earthquakes



Tokai General Control Center
General Control Center of Tokaido-Sanyo Shinkansen
Train Radio
Transmit train to stop
Relay Station
Substation
Seismometer
Detector
S Wave
P Wave
Epicenter

■Locations of TERRA-S Detection Points



Tsuruga
Sayama
Shimofusa
Minobu
Harima
Kawane
Awazi
Seismometers alongside railway lines (additionally)(25)
Seismometers alongside railway lines (installed)(25)
Detection point (1)
Detection point (additionally)(6)
Detection point (installed)(14)

Additional detection points will be installed by September 2007



▲Driving simulators



▲General training session simulating actual accidents

Education and Training

To ensure safe and reliable transportation, JR Central implements safety education and training for the employees engaging in train operations and facility maintenance. In particular, we regularly confirm the knowledge and skills of train drivers and conductors in order to be thoroughly prepared to maintain safety. We also work to strengthen our ability to respond to accidents by holding training sessions that simulate actual accidents, such as the simulated repair of derailed rolling stock, as well as training and competitions that include the repair of track, power cable and signal facilities.

In addition, at JR Central, which is seeing a peak in the number of retirees, in order to see that technological know-how is passed down to the incoming generation of employees, we are striving to improve the education and skills of employees by implementing group training, specialty training, and OJT at each workplace for new hires and according to various career stages of employees. Furthermore, we are striving to have the vast amount of knowledge and experience passed down to younger workers by re-hiring those former employees who have reached retirement age and still wish to continue working as contract employees.

Tokaido Shinkansen

Shinkansen Operation System

The safe and punctual operation of the Tokaido Shinkansen is supported by various systems with the Shinkansen Operation System (COMTRAC*) at the core which accurately controls vast volumes of data, such as the operational status of trains and the utilization of facilities, to integrate transportation systems and ensure that complete safety is maintained.

The General Control Center of the Tokaido and Sanyo Shinkansen utilizes these systems and supports the safe and reliable operation of the Shinkansen by comprehensively directing the operational status of trains and the utilization of facilities through various directives relating to transportation, usage, facility, electrical power and signal communications.

* COMTRAC (COMputer-aided TRAffic Control)
COMTRAC is the system that controls train routes and the allocation of staff supervising operations (drivers and conductors) and rolling stock. Based on the computer input of data prescribing the operational conditions for each train (such as departure and arrival time at each station, departure and arrival platform, order of departure) the system can continually monitor the status of all trains in operation.


▲High-Speed Multipurpose Inspection Train (Doctor Yellow)

ATC (Automatic Train Control) System

The ATC system continually displays a signal to the driver showing the train's maximum permitted speed which varies according to the distance from the train in front of it and route settings. If the train exceeds the permitted speed, the ATC automatically applies the brake to bring the train's speed back within the permitted range. We developed a new ATC system that uses the various cutting-edge technologies to enhance reliability with the renewal of Tokaido Shinkansen ATC ground equipment. The system was introduced in March 2006.

Unlike the existing "multi-step" brake control system, the new system is "one-step" brake control system that ensures smoother "one-step" braking from full speed to a complete stop.

This improves passenger comfort, facilitates flexible timetable scheduling and raises system reliability.

Doctor Yellow

JR Central runs a multipurpose inspection train, known as "Doctor Yellow", to test the Shinkansen's facilities such as electrical facilities and track. This train, which is based on the Series 700, is equipped with the latest devices to efficiently conduct high precision measurements at speeds of 270 kilometers an hour, and it therefore plays an important role in supporting the safety and reliability of the Tokaido Shinkansen.

■Operating Management System of Shinkansen


Shinkansen General Control Center
CIC
Centralized Information Control
COMTRAC
COMputer-aided TRAffic Control
CSC
Centralized Substation Control
PRC
MAP
EDP
SMIS
Shinkansen Management Information System
CTC
Centralized Traffic Control
PIC
Passenger Information Control
ATC
Display panels / Automatic announcement system

■Comparison between New ATC and Previous ATC


(km/h)
270
230
170
30
0
New ATC
Previous ATC
Preceding train

Conventional Railway

Conventional Line Operation System

JR Central's 12 conventional lines are controlled from three control centers including the Tokai General Control Center. Each of the centers collects train status information, including information on train position, and station signals, as well as facility operation status information, such as power supply and signal communications, to monitor the operational status of trains and the utilization of facilities 24 hours a day.

Centralized Traffic Control (CTC)

The CTC system efficiently controls train operations through the centralized remote control of station signals. The system is also equipped with functions for real-time monitoring of the operational status of trains. By using the CTC system, JR Central is able to manage train and station information at its control centers. Such centralization allows orders and directives to be issued more rapidly than for a standard train control system, not only in ordinary situations but also in emergency situations. And JR Central has implemented the CTC system on almost all of its lines, thus ensuring reliable train management.

ATS: Automatic Train Stop

ATS is a system for automatically applying the train's emergency brake in situations where the train risks overrunning. JR Central has introduced ATS-ST systems on all lines. They have functions such as immediately applying the emergency brake if the train passes over an ATS ground coil located in front of station and departure signals when such signal indicates that the train should stop. We have also expanded the functions of the conventional ATS and improved safety.

To further promote safety on conventional lines, as current ATS-ST systems need replacement due to deterioration, we are replacing the systems with an ATS-PT system, which exerts continual monitors the train's speed in accordance with the distance between the running train and signals and applies the emergency brakes if the train exceeds allowable speeds. We plan to introduce the ATS-PT system by fiscal 2010 on the Tokaido line (between Atami and Maibara), Chuo Line (between Nagoya and Nakatsugawa), Takayama Line (between Gifu and Mino-Ota), Kansai Line (between Nagoya and Kawarada) - and on all lines by fiscal 2011.

Doctor Tokai

As for the maintenance and management of railway tracks and electrical facilities, the use of the "Doctor Tokai" multiple inspection train, introduced in 1997, has enabled the efficient and early monitoring of facility conditions. Following on from Doctor Tokai's long track record of steady and reliable inspections for approximately ten years, JR Central introduced an additional track inspection train, known as "Doctor II", in April 2006. The new train is equipped with the latest technologies, and will allow us to further improve our ability to carry out a frequent high precision track testing.

■CTC Area



Nagoya
CTC system completion area

■Comparison between ATS-ST and ATS-PT



ATS-ST
Driver is warned and must react within five seconds
Station signal
Ground coil (Alarming point)
Ground coil (Speed check)
Ground coil below signal (Immediate stop)
ATS-PT
Braking Pattern
Speed is continuously checked At any given speed, if the speed exceeds the pattern the emergency brake activates
Station signal
Ground coil (Pattern generation)

■Introduction of ATS-PT



To be introduced by fiscal 2010
To be introduced by fiscal 2011



▲Series 313

Providing Services Customers Will Choose

We are working to improve our services establishing easy-to-use timetables, improving facilities, and introducing new rolling stock to increase speed and passenger's comfort.

Tokaido Shinkansen



▲Shinkansen train (Series N700,700,300)

Since its inauguration in 1964, 4.5 billion people have used the Tokaido Shinkansen, the transportation artery linking Japan's three largest metropolitan areas, Tokyo, Nagoya, and Osaka, which has supported Japan's economic growth. The Tokaido Shinkansen has maintained a flawless record of no derailment or collision accidents of trains in commercial operation. And the average delay from schedule per departure was a mere 0.3 minutes in FY2007.3. These statistics clearly illustrate the impeccable safety and reliability demonstrated by the Tokaido Shinkansen.

During FY2007.3, JR Central further improved the convenience of "*Nozomi*" services that travel directly from the Tokaido to Sanyo area in coordination with JR West. For example, in March 2006 timetable revision, we increased the number of "*Nozomi*" services that travel between Tokyo and Hiroshima/Hakata, and that stop at Shin-Kobe station in the early morning and late at night. We also flexibly operated train services during peak usage times and periods of concentrated use.

In addition to these policies, due to a prosperous economy and the momentum in the first half left over from the Expo 2005 Aichi, only a small year-on-year drop in passenger kilometers was seen and usage trends continued to be strong in the second half. As a result, in this term overall passenger kilometers boasted a 1.6% year-on-year increase to 44.487 billion thereby breaking all past records.

Timetable Revisions from October 2003 to March 2006

In October 2003, JR Central celebrated the simultaneous achievements of the upgrading of the maximum speed on all trains to 270km/h and the opening of Shinagawa Shinkansen Station, leading to the drastic timetable revision of the Tokaido Shinkansen. This revision allowed up to seven "*Nozomi*" services per hour significantly improving the Shinkansen's transportation service, such as speed and convenience. Further, we boosted transportation capacity during peak hours by allowing up to eight "*Nozomi*" services per hour through the timetable revision in March 2005. In addition, we further improved timetable convenience by increasing the "*Nozomi*" services that directly link the Tokaido and Sanyo Shinkansen sections such as by running two "*Nozomi*" per hour all day between Tokyo and Hakata through the timetable revision in March 2006. As a result of these measures, passenger ridership has remained strong since the timetable revision was implemented in October 2003.

July 2007 Timetable Revision

In July 2007, JR Central implemented a timetable revision and commenced commercial operation of the new Series N700. The details of the timetable revision are as below.

(1) Commencement of commercial operation of the new Series N700

- The new Series N700 were introduced on eight "*Nozomi*" services all day on the day of the timetable revision, July 1st.
- Operation of the Series N700 on "*Nozomi*" services will be expanded subsequently after the timetable revision.

  The Series N700 are planned to be introduced on over 30 "*Nozomi*" services everyday by the end of the fiscal year.

■Tokaido Shinkansen Passenger-Kilometers and Japan's GDP


600
(100 million passenger-kilometers)
500
400
300
200
100
0
550
496
501
GDP(¥ trillion)
445
396
410
406
324
321
286
'82.3
'88.3
'97.3
'02.3
'07.3
GDP
Passenger-kilometers(JNR)
Passenger-kilometers (JR Central)

Sources: GDP: Annual Report on National Accounts

■Tokaido Shinkansen Data (FY2007.3)

○Total daily number of trains	301
○Average daily passenger ridership	398 thousand
○Yearly passenger ridership	145 million
○Maximum operating speed	270km/h
○Average delay from schedule per departure	0.3 minutes*

* Including delays due to uncontrollable causes, such as natural disasters

■Tokaido Shinkansen Service *(Nozomi, Hikari, Kodama)*

	Tokyo~Shin-Osaka, time required	Tokyo~Shin-Osaka, reserved seat fare/surcharge *2	Number of non-reserved seat cars
Nozomi	2 hr 25 min *1	¥14,050	3
Hikari	Approx. 3 hr	¥13,750	5
Kodama	Approx. 4 hr	¥13,750	10*3

*1 Based on the fastest "*Nozomi*" services at the time
*2 Non-reserved seats are all ¥13,240 *3 May vary by train
Stops
Nozomi: Shinagawa and Shin-Yokohama stations (or either one of them) and Nagoya, Kyoto
Hikari: Same as *Nozomi*, plus a few additional stations
Kodama: Every station

• Travel time shortened with early morning and late-night trains. The shortest travel time between Tokyo and Shin-Osaka is 2 hours and 25 minutes.

(2) A new "*Nozomi 99*" (for Hakata) originates at Shinagawa Station at 6a.m.

• The train is a new Series N700

• The train arrives at stations earlier, such as arriving at Shin-Osaka Station at 8:19a.m. and at Shin-Kobe Station at 8:34a.m. (11 minutes earlier than the "*Nozomi 1*" which originates at Tokyo Station at 6a.m.).

(3) Morning inbound "*Nozomi*" services and nighttime outbound "*Nozomi*" services are added to further increase convenience to the metropolitan area from the Kansai and Nagoya directions.

(4) The number of inbound "*Nozomi*" and "*Hikari*" services that stop at Shin-Yokohama Station during the morning hour of 8 o'clock increased by six.

• Improvement of convenience to Shin-Yokohama Station from the Kansai/Nagoya directions during the morning.

Introducing the new Series N700

JR Central and JR West jointly developed the next-generation Shinkansen rolling stock Series N700 which employs the latest technologies. With a maximum speed of 270 km/h for the Tokaido section and 300 km/h for the Sanyo section, the Series N700 increased the speed on curves by adopting a body inclining system for the first time in Japan's Shinkansen history and improved acceleration performance thereby enabling a shortening of travel time. In addition, we have improved ride quality including comfort and quietness, made environmental adaptations and achieved drastic savings in energy consumption. We have made the Series N700 more energy efficient by drastically reducing wind resistance, for example, through employing a cover-all hood. The Series N700 improves maximum speed from 220km/h to 270km/h in comparison with the first type of the Shinkansen (the Series 0), while reducing energy consumption by 32%. Just for your information, if the Series N700 runs at the same maximum speed as the Series 0 (220km/h), energy consumption is reduced by 49%.

1. Specifications of the Series N700

Along with starting new services that introduce the latest technologies, the Series N700 offers an "even more comfortable interior space" that meets the various needs of our customers.

1. Offering a Relaxing, Comfortable, and Quality Cabin Environment

● "Enhanced riding comfort" through the installation of an advanced semi-active suspension system on all cars

● "Quiet Passenger Cabin" with the adoption of a cover-all hood, a first for Japan

● "Completely separating smoking and nonsmoking sections" by making all seats nonsmoking and installing smoking rooms

● "Improvement of First class 'Green car' quality" (adopting Synchronized Comfort Seats)

● "Increasing the width of seats in regular cars"

■Tokaido Shinkansen Daily Departures



(Trains / day)
300
250
200
150
100
50
0
235
144
288
188
283
164
287
125
305
64
'87.4
'92.4
'97.4
'02.4
'07.7
Nozomi
Hikari
Kodama

Note: Departures shown are as of the beginning of each month, and exclude extra trains



▲Cover-All Hood



名古屋
こちらのドアが開きます▶▶▶

▲Information Displays



▲Seats for Green Car (First Class)



▲Smoking Room

2. Offering the Ultimate Internal Environment for Businesspeople
- "Increasing the number of outlets for mobile devices"(All seats in Green cars, window seats, and seats at the front and back in regular cars)
- "Making seatback tables large enough for note PCs"
- Improving quietness in vestibules, and "realizing an ultimate conversing environment (for mobile telephone users)"
- Aiming to perfect a stable "Internet connection environment" that enables use during high-speed operation (to be offered in Spring of 2009 between Tokyo and Shin-Osaka)

3. Perfecting Train Services so that Passengers Can Feel Even More Comfortable
- "Enlarging information displays" for onboard electronic news caption
- "Enlarging multifunction toilet space" and establishing facilities for ostomates for the first time on a Shinkansen train
- "Enlarging the size of luggage racks" and enabling them to fit carry-ons
- "Establishing security cameras on vestibules" in order to improve train security

2. Plans for introducing the Series N700

From fiscal 2007, Series N700 trainsets is being introduced sequentially for "*Nozomi*" services directly linking the Tokaido and Sanyo sections. JR Central plans a concentrated introduction of 42 trainsets over the three years ending fiscal 2009. We plan to introduce 54 trainsets in all when combined with the 12 trainsets to be introduced by JR West. We are considering the continued introduction of Series N700 trainsets from fiscal 2010 and onwards.

Investment in Stations for Further Convenience and Comfort

In order to offer further convenience and comfort at stations, JR Central is improving passenger-related facilities, such as changing station layouts to make ticket offices more accessible, upgrading waiting rooms for passengers, and conducting renewal of retail tenants on station premises. Facilities at major stations including Tokyo, Shin-Yokohama, and Nagoya are currently being improved.

Enhancing the Transportation Infrastructure of the Tokaido Shinkansen

JR Central believes that in order to support Japan's main transportation artery and contribute to society it is necessary to further develop our transport infrastructure. Furthermore, in order to further improve the transport infrastructure of the Tokaido Shinkansen, we continue to make renovations such as enhancing power facilities for train operations and increasing the number of platforms at Shin-Osaka Station.

①Enhancing train operation power facilities

Since it is necessary to provide a stable power source in order to reconfigure train schedules in a more flexible manner, we are implementing construction to enhance power facilities such as newly constructing frequency converter transformer substations. Construction should be completed by the spring of 2009.

②Renovations such as increasing the number of platforms at Shin-Osaka Station

Another line and platform will be added on the north side of the current track #26, and a track #27 will be newly constructed. In addition, the number of sidings will be increased from two to four with the new constructions. Additionally, improvements will be made to the crosswalk from the north side of the station and station concourse in preparation for the opening of the "(tentative) Shin-Osaka Hankyu Building" in 2011. Commencement of use of the track #27 will take place at the end of fiscal 2012 and commencement of use of all platforms including sidings will take place during fiscal 2013.

When these measures are completed, it will be possible to increase the maximum number of "*Nozomi*" services per hour on all of the Tokaido Shinakansen section by two.



▲Outlet for Mobile Devices and Seatback Table



▲Multifunction Toilet Space (with ostomate-accessible facility)



▲Renewed Entry Gate at Shizuoka Station

Conventional Railway

JR Central operates a network of 12 conventional lines, which form an integrated network with the Tokaido Shinkansen. These lines have contributed substantially to the development of communities and the regional economy around Nagoya and Shizuoka areas.

During FY2007.3, while ridership on local trains showed good trends due to the introduction of newly manufactured rolling stock and timetable revisions, express train ridership dropped comparatively from the year before due to the absence of the Expo 2005 Aichi. As a result, passenger kilometers dropped 0.6% year-on-year to 9.046 billion passenger kilometers and railway operation revenues dropped 1.7% year-on-year to ¥103.9 billion.

Meanwhile, in the Spring of 2007, "Noda-shimmmachi" station was opened in between Higashi-Kariya station and Kariya station on the Tokaido Line and service between Tsunogawa and Inotani Station on the Takayama Line, which had been offered by buses after train service was interrupted by a typhoon in 2004, should be restored and in operation by September 2007.

Improvement of Service on Conventional Railway

In regards to JR Central's conventional railway network, we are surely and steadily improving services such as introducing faster and more modern rolling stock, increasing the frequency of trains, and the installation of air conditioning on all trains.

One measure that has proved especially popular is the introduction of "Wide View" rolling stock on limited express trains. We have synchronized the timetables of both Tokaido Shinkansen and conventional lines limited express to create an integrated network of the Tokaido Shinkansen and Wide View trains. In terms of conventional trains , we are making efforts to increase frequency of local commuter trains during peak-demand morning and evening periods and introduce expanded rapid-train services that reduce travel times. Moreover, train intervals are being adjusted to realize equally spaced departures, in order to provide timetables that better serve passenger needs.

FY 2006 Timetable Revision

During FY2007.3, along with surely and steadily introducing and new manufactured Series 313 rolling stock, the timetable for the Nagoya region was revised in October 2006 thereby improving our transportation system, which included increasing the number of rapid train services on the Tokaido Line. Furthermore, the timetable for the Shizuoka region was revised by, for example, changing operation patterns in conjunction with ridership in March 2007.

■Daily Departures

⑥Local Trains (Trains / day)



2,000
1,500
1,000
500
0
1,314
1,806
1,825
1,961
2,058
'87.4
'92.4
'97.4
'02.4
'07.4

⑥Express Trains (Trains / day)



150
120
90
60
30
0
114
134
136
128
108
'87.4
'92.4
'97.4
'02.4
'07.4

Note. Departures shown are as of the beginning of each month, and exclude extra trains

■Conventional Railway Ridership (million passengers)



400
300
200
100
Total
301
380
395
377
381
Commuter Passes
189
238
253
240
245
Ordinary Tickets
112
141
143
137
136
'88.3
'92.3
'97.3
'02.3
'07.3



▲Takayama Line's Restoration Work

Sales and Marketing

Providing a More Convenient Service

We are aiming to improve customer satisfaction by introducing a reservation system that utilizes information technology, offering customers the opportunity to buy various special tickets, and implementing various measures to stimulate travel demand.

Service Expansion for "Express Reservation"

JR Central is in the process of rolling out the "Express Reservation" service, which makes use of the latest IT, in order to enable passengers to use the Tokaido Shinkansen more conveniently. The "Express Reservation" service lets passengers use their mobile phones or personal computers to make or modify reservations on the Tokaido Shinkansen, allowing them to pick up their tickets at an automatic ticking vending machine without having to line up at a ticket office window. The system has also been effective in reducing total passenger travel time. Not only does the system allow passengers to modify their reservations as many times as they like in accordance with their schedule demands, but it also allows passengers to book a reserved seat on regular cars at an even lower price than that of a regular non-reserved seat. As such, the service offers passengers the most convenient method of using the Tokaido Shinkansen, and the number of passengers using the system is increasing steadily.

In order to further improve the competitiveness of the Tokaido and Sanyo Shinkansen, JR Central continues to work with JR West to increase the convenience of the "Express Reservations" service and further promote its use. Specifically, in July 2006, the "Express Reservation" service was expanded to cover all Tokaido and Sanyo Shinkansen trains (between Tokyo-Hakata) and passengers with a J-WEST card (Express) issued by JR West are able to use the service. After expansion of the service, both the membership and usage have been steadily increasing, and we are striving to further increase membership and use in the future.

Rollout of New Services Using IC Technology

JR Central will introduce an "Express Reservation" IC card service that employs IC in March 2008.

With the "Express Reservation" IC card service, passengers will no longer be required to pick up their tickets at ticketing machines in stations, and will be able to board the Tokaido Shinkansen after touching their "Express IC Card" to the sensor at entry gates after making a reservation via their mobile telephone or PC.

Furthermore, in conjunction with the above, the service of "TOICA" IC cards that was introduced in the Nagoya region in November of last year will be expanded to the Shizuoka region and the system will be made compatible with "Suica" IC cards issued by JR East and "ICOCA" IC cards issued by JR West.



▲Shinkansen seat reservation via mobile phone(Booking screen)



▲Users of "Express Reservation" service can quickly receive tickets from the ticket machines for members only

■"Express Reservation" service



900
90
Membership (Thousands)
Usage (Daily average on weekdays) (Thousands)
Membership (JR West)
Membership (JR Central)
Usage(Daily average on weekdays)
600
60
300
30
0
0
220
14
310
20
480
29
730
60
'04.3
'05.3
'06.3
'07.3

■Concept image of using the Express IC Card along with TOICA

Transferring between the Shinkansen and local lines will become seamless with the use of TOICA and an Express IC Card



Tokaido Shinkansen
"Express Reservation" IC card service
Nagoya
Tokyo
Gifu
Shinjuku
Boarding trains with its commuter pass function
Touch the two IC cards at ticket gates
Boarding trains with its SF function

■Mutual use of metropolitan area IC cards

Making transferring between the Shinkansen and local lines in the Tokyo, Nagoya and Kansai areas seamless



EX-IC CARD
[①Express IC Card]
[②Metropolitan area IC card "TOICA"]
●Boarding local lines with an metropolitan area IC cards
●Boarding the Shinkansen by inserting both tickets and touching the Express IC Card to the transfer entry gate.
●Getting off at local line stations with an metropolitan area IC cards
Moving between the three large cities will become smoother through mutual use.
Express IC Card+Suica
Express IC Card+ICOCA

* Metropolitan area IC cards cannot be used for travel that extends through TOICA, ICOCA or Suica areas.

As a result, passengers will be able to transfer "seamlessly" between the Tokaido Shinkansen (between Tokyo and Shin-Osaka) and conventional lines by combining use of their "Express IC Card" and metropolitan area IC cards, such as "TOICA."

Designing Products that Are Easier to Use

In order to make the Tokaido Shinkansen even more convenient for passengers, JR Central offers for members of the "Express Reservation" service "Express Hayatoku" tickets which can be purchased up to three days prior to departure and provide further discounts to major destinations on "*Hikari*" services and "*Nozomi*" services leaving between 6:00 a.m. and 7:00 a.m.. Passengers can also purchase various products besides the "Express Reservation" service. Repeat users can purchase "Shinkansen multi-trip tickets" that can be used for either reserved or non-reserved seats on all the "*Nozomi*", "*Hikari*" and "*Kodama*" trains. Furthermore, we sell "Hayatoku" discount tickets that must be purchased at least seven days in advance, for non-business passengers traveling for sightseeing or other occasions. To take maximum advantage of the available transport capacity, we are expanding our product lineup in cooperation with travel agencies and offering reasonably-priced tour packages to encourage the use of "*Hikari*" and early morning "*Nozomi*" services, which have relatively excess capacity at present.

Measures to Stimulate Tourism Demand

JR Central has continued the "Kyoto Campaign" and "Nara Campaign", introducing Japan's top tourism destinations dotted along the Tokaido Shinkansen to raise tourism-related railway demands. The number of people visiting Kyoto by railway is increasing year after year.

"JR Central 50+ (Fifty-Plus)" is a membership-based travelers' service that offers attractive and reasonably-priced tour packages to customers 50 years of age and older. There are no registration or membership fees. Another merit of "JR Central 50+" is offering the member-exclusive original tours to not only members themselves, but also their travel companions regardless of age under the same conditions. These merits have supported the steady increase in the membership of "JR Central 50+".

We provide a diverse range of attractive tour packages in cooperation with travel agencies. In addition to transporting passengers to tourist sites along JR Central's lines, such as Kyoto, Nara, Ise and Tokyo, we are also working, together with JR West, to leverage the increased transportation capacity of "*Nozomi*" services directly linking the Tokaido and Sanyo Shinkansen, through the implementation of tourist campaigns for various areas from the Tokyo metropolitan area to the Sanyo area, or from the Nagoya to the Kyushu area.

■"JR Central 50+(Fifty-Plus)"


Membership (Thousands)
Membership
Accumulated tour participants
Accumulated tour participants (Thousands)
400
300
200
100
0
40
30
20
10
0
190
300
370
410
30
100
210
330
'04.3
'05.3
'06.3
'07.3


50+
NO.20
風水に護られた千年の都

▲JR Central 50+ (Fifty-Plus) Membership Magazine



▲Kyoto campaign, Summer 2007 version (Myoshin-ji Temple)

Technological Development

Creating the Future through Research and Development

The foundation of railway management and development is technology. JR Central believes aggressively introducing improved technologies and working towards technical development are important issues both in terms of ensuring safety and in terms of strengthening the company's future managerial foundation. Based on these beliefs, we are aggressively tackling the issue of technical development, and are achieving significant results.

Promoting Technological Development at JR Central Research Center

JR Central opened its own R&D center in Komaki (Aichi Prefecture) in July 2002, to further strengthen our efforts toward technological development that will support our future, to enhance our technical capabilities, and to foster technically skilled human resources. The new research institute is promoting R&D activities focusing on "Improving railway technology" and "Addressing challenges in new fields".

Under the slogan of "Improving railway technology", JR Central is implementing research which aims not only to ensure safe and reliable transportation, but also to enhance the competitiveness of the Tokaido Shinkansen. In order to achieve these goals, we are mainly conducting research in two areas. The first of these is research to provide a higher level of transportation service including improvement of operational speed and comfort by using large testing devices, and analyzing/measuring running test data. The second of these is research to achieve cost reductions including research into laborsaving methods for maintenance.

Further, under the slogan of "Addressing challenges in new fields", JR Central is aiming to use technology borne from research and development in its specialist fields of environmental, energy-related and other technologies in order to achieve breakthroughs in new areas. Such new areas include research and development of functional materials including photocatalytic materials.



▲Komaki Research Center



▲Vehicle Dynamic Simulator



▲Low-Noise Wind Tunnel

Research and Development of the Series N700

The Series N700 rolling stock began commercial operation in July 2007. The results of various research and development conducted at the Komaki Research Center are reflected in this new rolling stock. For example, in order to further improve riding comfort the Series N700 introduces a newly developed train body inclining system and an advanced semi-active suspension system that was developed by utilizing the "Vehicle Dynamic Simulator." These developments allow the Series N700 to maintain riding comfort while traveling on curves at 270 km/h and also to reduce the level of vibrations transmitted to the interior of the cars. In order to improve the environment along tracks, we utilize "Low-noise Wind Tunnel Devices" and developed "improved rolling stock nose shape", "All-covering hoods", and a "new pantograph configuration". Furthermore, we have installed smoking rooms with our original photocatalytic devices to reduce tobacco odor in order to completely separate smoking and nonsmoking sections.

■Body Inclining system and Advanced semi-active suspension system


●Body Inclining system
New ATC (Leading car)
Train control and communication network (Each car)
Body inclining control device (Each car)
Expand air spring
●Semi-active suspension system
Higher vibration-control performance by semi-active suspension system

Developing New Earthquake Resistant Construction Methods

It is characteristic that stores and offices exist below the elevated tracks of the Tokaido Shinkansen since the Tokaido Shinkansen travels through the densely populated area of Tokyo and Osaka. In order to engage in construction in these areas we strived to develop new earthquake reinforcement construction methods. As a result, we co-developed "steel panel assembly reinforcement construction methods" and "damper brace construction methods" with related companies. Since these methods are superior in practice they are being applied to elevated track columns that exist within stores around stations.

Discovery of a New Technology to manufacture "Metal-Oxide Thin Film"

In the course of researching photo catalysts as part of our "challenging new fields", we discovered a new technology to manufacture at low cost and high quality "metal-oxide thin film" that is widely used in thin displays and touch panel displays, which are in high demand as of late, and solar cells.

Since this new technology has great versatility because it enables the manufacture of various metal and allow mixture oxide thin film, it can be applied to a wide variety of fields.

We are continuing development aimed at practical use.

Success in Development of Superconducting Electromagnets that utilize MgB_2 (Magnesium Diboride)

In cooperation with Hitachi, Ltd., JR Central has co-developed a superconducting coil (500mm in diameter) larger than conventional coils by employing MgB_2 superconducting wire which has gained much attention as of late as a new metal superconducting material. Using this coil, we succeeded in conducting the world's first test that makes it function as a superconducting magnet that uses the conduction cooling method that employs a freezer without requiring liquid coolant like liquid helium.

As a result of this test, we were able to prove that MgB_2 superconducting wire can be applied to practical systems and we are continuing research and development that aims to enlarge the size of the coil and to produce a higher magnetic field. By continuing this research and development, we expect to be able to apply the technology to superconducting fly wheels, MRI medical diagnosis equipment and so on.



▲Steel Panel Assembly Reinforcement Method



▲Overview of the Superconducting Coil Testing Device

■Production Technology for Metal Oxide Thin Film



Conventional manufacturing process
(complicated and high cost)
Process employing new technology
(simple and low cost)
Pressure reduction of apparatus interior
Plasma generation
Deposition on substrate
Formation of metal oxide thin film
High-vacuum medium
Raw material
Plasma
Substrate
Special metal complex solution
Coating
Calcination
Formation of metal oxide thin film
Substrate
Coating apparatus
Kiln (electric furnace)
Sputtering equipment
(several billion yen)
cost reduction in billions of yen
(several tens of million of yen)

The Development of Superconducting Maglev and Deliberation of a Tokaido Shinkansen Bypass

Towards Realization of a Tokaido Shinkansen Bypass

JR Central is responsible for the management of high-speed railway that links the three metropolitan areas of Tokyo, Nagoya and Osaka. Therefore, we have been developing the Superconducting Maglev technology with the aim of achieving further remarkable progress in high-speed mass transportation railway service. In order to continue to fulfill our mission JR Central is deliberating taking the initiative to promote and realize the Tokaido Shinkansen "bypass", that is a second, more advanced transportation artery in addition to the Tokaido Shinkansen.

Technological Development of Superconducting Maglev

1. Technological Development at the Yamanashi Maglev Test Line

JR Central has implemented construction of the Yamanashi Maglev Test Line and both experiments and development of the Superconducting Maglev technology, in light of the Ministry of Transportation's formal view that the Chuo Shinkansen should act as a substitute for the Tokaido Shinkansen and be constructed as a "second Tokaido Shinkansen." This was also based on the Ministry's request that JR Central spend the special investment in the land and structures on the 18.4km long Yamanashi Maglev Test Line, which will ultimately become a part of the Chuo Shinkansen, since the Chuo Shinkansen is under the managerial responsibility of JR Central.

The "Technological Development Infrastructure Plan" and "Yamanashi Test Line Construction Plan" were approved by the Minister of Transport in June 1990. In 1997, JR Central began running tests of the superconducting Maglev train on the 18.4 kilometer-long track. In a continuous running test in November 2003, the Superconducting Maglev traveled 2,876 km in one day. This distance is approximately twice as long as the average travel distance of a trainset in daily Tokaido Shinkansen operation. Running tests including a new record of the maximum speed of 581 km/h in December 2003 resulted in achievement of steady success.

In March 2005, the Maglev Technological Practicality Evaluation Committee under the Japanese Ministry of Land, Infrastructure and Transport acknowledged that the foundational technology for the Superconducting Maglev was established for practical application as a result of these running tests.

Since April 2005, we have continued to conduct running tests to prove the long-term durability and are proceeding with research that aims to further enhance the perfection of this technology.

2. Renewal and Extension of the Existing Test Line

Due to the achievements of and the events behind our technological development, JR Central decided in September 2006 to invest in the renovation and extension of the Yamanashi Maglev Test Line. In pursuit of this plan, we submitted our "Technological Development Infrastructure Plan" and "Yamanashi Test Line Construction Plan" changes to the Minster of Land, Infrastructure and Transport and received approval on January, 2007. In the future, facilities at which fundational technology has been established will be completed overhauled to meet practical use specifications and the line will be extended to 42.8km. After the renovation and extension, we will be able to handle technological themes such as long distance running tests at top speed with extra-long trainsets, and extra-long tunnel exit running tests, and are confirming practical use specifications along with striving to establish a maintenance system.

Deliberating a Tokaido Shinkansen Bypass

JR Central's field of managerial responsibility, or in other words, its "mission", is management of high-speed railway that connects the Tokyo, Chukyo (or Nagoya) and Kinki (or Osaka) regions. In light of the facts that the transport performance of the Tokaido Shinkansen is close to full capacity and that its transportation services have nearly reached a perfect level, JR Central is deliberating on how to promote and construct, on its own initiative, a second Tokaido Shinkansen that has sufficient transport performance and can offer quantitative and high-quality services over these regions, or in other words, how to realize a second, more advance transportation artery that can develop and replace its function. JR Central is examining this long-term project based on the results of geographic and geologic surveys, the knowledge gained from the Yamanashi Maglev Test Line and also running tests to verify the practicality of Superconducting Maglev over a 42.8km test line. At the first stage of such deliberation processes, the company is considering to set a preliminary goal to start commercial operation of this new Shinkansen between the Tokyo metropolitan and Chukyo (or Nagoya) regions by 2025.

What is superconductivity?



Higher
Electric resistance
Temperatures of liquid herium
0
-273℃
-269℃
Temperatures Higher

Superconductivity is the phenomenon of zero electric resistance that results when the temperature of certain metals, alloys and oxides falls below a certain level. When an electrical current is applied to a coil in a superconductive state (superconductive coil), this current continues to flow permanently, resulting in the creation of a very large magnetic field. Niobium-titanium alloy has been used in the Superconducting Maglev to increase superconductive stability and a superconductive state achieved by cooling liquid helium to a temperature of minus 269℃.

The Principles of the Superconducting Maglev System

■Propulsion System



N S N S N S N
S N S N S N S

By passing current through propulsion coils on the ground, a magnetic field (north and south poles) is produced, thus the train is propelled forward by the attractive force of opposite poles and the repulsive force of same poles acting between the ground coils and the superconducting magnets built into the vehicles.

■Levitation System



S N
N
S N
S

Levitation and guidance coils are installed on either side of the guideway (track). When the superconductive magnets on the car passes at high speed, an electric current passes through the levitation and guidance coils on either side to become electromagnetic, generating a force that both pushes up (repulsive force) and pulls up (suction power) the car (the superconducting magnet).

■ The comparison of accelerating/decelerating performance among high-speed railway systems



Speed (km/h)
600
581
500
430
400
300
200
100
0
Superconducting Maglev
TR (Shanghai)
TGV
Series N700 "Nozomi"
8.8
10
12.9
13.3
17.8
20.2
20
30
Distance (km)



▲New-model Maglev Trainset

■Overview of the Yamanashi Maglev Test Line



The remaining section
Priority section
The remaining section
Yamanashi Maglev Test Center
Substation
Train Depo

	Yamanashi Maglev Test Line (Priority section)
Length	18.4km
Tunnel	16.0km
Open section	2.4km
Track	Double Track
Maximum grade	40‰
Minimum curve radius	8,000m

■History of the Yamanashi Maglev Test Line

1990	Construction begins on the Yamanashi Maglev Test Line
1997	Test runs begin (record the maximum design speed of 550 km/h)
2000 March 9	The technical prospects for practical application of the Superconducting Maglev is acknowledged by the Maglev Technological Practicality Evaluation Committee under the Ministry of Transport, currently reorganized into the Ministry of Land, Infrastructure and Transport
2005 March 11	The Maglev Technological Practicality Evaluation Committee acknowledges that the foundation technology for Superconducting Maglev is established for practical application
2006 September 25	Investment plan of the renovation and extension of the Yamanashi Maglev Test Line is decided.
2007 January 23	Application for changes of "Yamanashi Test Line Construction Plan" was approved by the Minster of Land, Infrastructure and Transport

Affiliated Businesses

Aiming for the Development of the Whole JR Central Group

JR Central realizes that it must diversify its revenue base by actively expanding affiliated business to maintain stable operations in the future. As seen in the opening of JR Central Towers and on-going development of JR Central Shin-Yokohama Station Building (tentative), we are promoting business expansion into areas that make full use of the locational advantage of railway stations, and areas that are expected to generate synergic effects with the railway business itself. JR Central will actively run businesses, in cooperation with affiliated companies, enhancing the collective strength of our business group.

Outlook of Group Businesses

JR Central Group undertakes business in the areas of "Transportation", "Merchandise and Other", "Real Estate", and "Other Services". The "Merchandise and Other" segment manages department stores and provides sales services for goods and foods in stations and trains, making use of the railway's ability to attract customers. The "Real Estate" segment includes property management companies and other businesses undertaking developments within or near station premises. The "Other Services" segment includes companies in the hotel and travel agency business.

Operating revenues of consolidated subsidiaries totaled ¥436.2 billion (simple calculation) in FY2007.3.

■Consolidated Subsidiaries (As of the end of March, 2007)

Segment	Company Name	Paid-in Capital (Millions of yen)	Shareholding (%)	Business Activities
Transportation	JR Tokai Bus Company	1,747	100.0	Bus services
	JR Tokai Logistics Company	300	90.0	Logistics business
	Tokai Transport Service Company	295	100.0	Railway business
Merchandise and Other	JR Tokai Takashimaya Co., Ltd.	10,000	59.2	Department store operations
	JR-Central Passengers Co., Ltd.	998	100.0	Food and beverage sales Wholesale and retail sales
	Tokai Kiosk Company	700	90.0	Wholesale and retail sales
	JR Tokai Food Service Co., Ltd.	295	51.6	Food and beverage sales
	JR Tokai Corporation	100	70.0	Wholesale and retail sales
Real Estate	JR Central Building Co., Ltd.	45,000	100.0	Real estate leasing
	JR Tokai Real Estate Co., Ltd.	16,500	100.0	Real estate leasing and sales
	Shin-Yokohama Station Development Co., Ltd.	9,304	100.0	Real estate leasing
	Toyohashi Station Building Co., Ltd.	1,880	52.5	Real estate leasing
	Tokyo Station Development Co., Ltd.	1,750	100.0	Real estate leasing
	Nagoya Terminal Station Building Co., Ltd.	900	72.2	Real estate leasing
	Shizuoka Terminal Development Co., Ltd.	624	64.4	Real estate leasing
	Hamamatsu Terminal Development Co., Ltd.	600	76.8	Real estate leasing
	Nagoya Station Area Development Corporation	480	100.0	Real estate leasing
	JR Development and Management Corporation of Shizuoka	363	100.0	Real estate leasing
	JR Development and Management Corporation of Kansai	30	100.0	Real estate leasing
Other Services	JR Tokai Hotels Co., Ltd.	14,000	100.0	Hotel business
	Shizuoka Terminal Hotel Co., Ltd.	2,120	100.0	Hotel business
	Nagoya Terminal Hotel Co., Ltd.	1,850	100.0	Hotel business
	JR Tokai Tours	490	70.0	Travel agency services
	JR Tokai Agency Co., Ltd.	61	90.0	Advertising
	JR Tokai Construction Co., Ltd.	300	100.0	Construction
	Chuoh Linen Supply Co., Ltd.	150	78.0	Linen supply services
	JR Tokai Information Systems Company	100	100.0	Development, improvement and maintenance of computer system
	The Japan Mechanised Works and Maintenance of Way Co., Ltd.	100	72.5	Track maintenance
	Tokai Rolling Stock & Machinery Co., Ltd.	80	60.5	Rolling stock and machinery maintenance
	JR Central Consultants Company	50	100.0	Construction consulting business

Note: Two affiliated companies, Shinsei Technos Co., Ltd. and Railway Information Systems Co., Ltd., are accounted for by the equity method.

Key Future Projects

Our key future projects include the plan to open the JR Central Shin-Yokohama Station Building (tentative) connected to the current Shin-Yokohama Station in 2008. The building is scheduled to integrate commercial facilities, offices, a hotel and other function and is proceeding according to plan. Commercial facilities will revolve around Takashimaya Co., Ltd., Sanseido Bookstore Ltd., and Bic camera Inc.. A total of approximately ¥40 billion is earmarked for the entire project, which includes renovation work for the existing Shin-Yokohama Station. Disused sites of former company housing

■Operating Revenues of Consolidated Subsidiaries (simple calculation)



(¥ billion)
400
300
200
100
0
Transportation
Merchandise and Other
Real Estate
Other Services
52
(3)
207
(17)
335
(30)
436
(30)
13
197
60
164
'90.3
'95.3
'01.3
'07.3

Note: Each of figures in parentheses indicates number of consolidated subsidiaries at fiscal year-end



▲Image of JR Central Shin-Yokohama Station Building (Tentative)



▲"NAGOYA CENTRALGARDEN" (Concept)

are actively developed as a way of effectively utilizing properties owned by JR Central and its group companies, and we continue to add to the appeal of cityscape by combining quality condominiums with commercial facilities. The "NAGOYA CENTRALGARDEN" commercial complex that houses many stores that generated buzz in April of this year has just opened, and construction of the second group of condominiums (approximately 150 apartments) is proceeding, the handover of which is scheduled for the spring of 2009. Moreover, the development of disused sites of former company housing in Higashi-ku Meirin-cho (Nagoya) is also steadily proceeding. Following the opening of a supermarket as part of the commercial facilities in March of this year, the handover of "Central Garden Residence Tokugawa Meirin-cho" is scheduled to take place in spring 2008. In addition, on the former site of the JR Tokai General Hospital a supermarket is scheduled to open in September of this year.

We are also currently streamlining and revamping retail tenants at station buildings to coincide with renovation work at station facilities. Such refurbishments will be implemented at major stations including Tokyo, Shin-Yokohama, Shizuoka and Kyoto.



▲Towers Lights

JR Central Towers

JR Central Towers, grandly opened in May 2000, is the core project of the JR Central Group's affiliated businesses diversification plan. It houses rental office space, a department store, a hotel and other facilities, all of which are managed by three of our consolidated subsidiaries (JR Central Building Co., Ltd., JR Tokai Takashimaya Co., Ltd., and JR Tokai Hotels Co., Ltd.). The combined operating revenues of these three companies were ¥139.4 billion in FY2007.3 (simple calculations). Once again, these figures exceeded the previous term. We continue to further expand each of JR Central Towers' businesses which have already developed a solid footing.

①JR Central Towers

The office business is run by JR Central Building Co.,Ltd., a wholly-owned subsidiary of JR Central, which owns JR Central Towers. Since its opening, JR Central Towers has continually recorded high levels of occupancy, and occupancy was maintained at close to 100% during FY2007.3. The company also operates the "Towers Plaza", a complex of restaurants on the 12th and 13th floors, which are filled with customers each day.

Finally, a large number of customers enjoyed the "Towers Lights", one of Japan's largest illumination shows, which has become a winter season staple attraction in Nagoya.



▲Sky Street (JR Central Towers 15F)

②JR Nagoya Takashimaya

This department store run by JR Tokai Takashimaya Co., Ltd., a joint venture of JR Central and Takashimaya Co., Ltd. The store's location directly above the station is proving very popular with customers, with many people coming to visit the store from the surrounding regions. Furthermore, we continue to further increase the appeal of the complex by introducing new point cards, actively redecorating displays, and renovating the top floor of the JR Central Towers, which was continually acclaimed for its wonderful view, into the "Panorama Salon", and the sales continue to grow steadily since its opening.

③Nagoya Marriott Associa Hotel

This hotel is operated by JR Tokai Hotels Co., Ltd., a wholly-owned subsidiary of JR Central. JR Tokai Hotels Co., Ltd., which has concluded a franchise agreement with Marriot International Inc., and provides services appropriate to an international luxury city hotel. The hotel also expanded and renovated its concierge floor and renovated its banqueting halls in order to achieve greater customer satisfaction. In FY2006 the hotel continued to maintain a high level of room occupancy at approximately 90%.



▲Nagoya Marriott Associa Hotel (Premier Room)

Corporate Responsibility and Social Contribution

As a Railway Operator with High Public Interests

JR Central's greatest responsibility is to provide safe and reliable services for the Tokaido Shinkansen linking Tokyo, Nagoya, and Osaka, as well as the conventional railway centered on the Nagoya and Shizuoka areas. Furthermore, we have been working to promote the usage of railway and to improve its characteristics of little burden on the global environment, as well as to promote barrier-free facilities.

Contribution to Global Environment Conservation

Railways have a minimal impact on the environment. For example, CO_2 emissions from operation between Tokyo and Osaka produced by the Tokaido Shinkansen are around one-tenth those of airplanes. This illustrates the overwhelming advantage of railways as an environment-friendly transportation mode.

JR Central makes its contribution to the conservation of the global environment through further enhancing the environmentally-beneficial characteristics of railways, and making railway transportation services even more attractive to encourage passenger use.

Improving the Energy Efficiency of Rolling Stock

As an environment-conscious company, JR Central is introducing new energy-efficient rolling stock in earnest. Especially for the Tokaido Shinkansen, we have unified all of our rolling stock into the high-speed/low-energy consumption type – either the Series 700 or the Series 300 in the October 2003 timetable revision. Furthermore, the company intends to promote further energy conservation through the introduction of Series N700 rolling stock which allows a 19% reduction in power consumption in comparison to Series 700 rolling stock. As for conventional railway, 204 energy conserving trainsets were introduced in FY2006 bringing the percentage of energy efficient rolling stock in use to over 80%.

"Eco Business Trips" Proposal

JR Central has proposed the concept of "Eco Business Trips" as an effective effort to prevent global warming.

"Eco Business Trips" refers to, "business trips that contribute to ecology (preserving the environment)," in other words, considering and acting on the idea of "selecting methods of transportation and business trip configurations that emit low levels of greenhouse effect causing gases when traveling over medium to long distances (business trips)." These measures do much to reduce CO_2 emissions, do not require initial investment or substantial maintenance costs, and are an extremely easy way to reduce greenhouse effect causing gases. JR Central aims to spread the concept of "Eco Business Trips" and is actively engaging in activities to disseminate information, such as advertising.

新幹線でEco出張



地球温暖化防止のためにできること。
私は、新幹線でエコ出張。
新幹線でEco出張

■Comparison of CO_2 Emissions From operation between Tokyo and Osaka



Tokaido Shinkansen (Series 700 'Nozomi')
Approx. 1/10
Aircraft (B777-200)

Note: 1. Comparison of CO_2 emissions from carrying one seat
2. Calculated by JR Central based on actual runs between Tokyo and Shin-Osaka
3. Calculated by JR Central based on data from "Environmental Report 2004 ANA" between Haneda and Osaka (Itami and Kansai)

■Introduction of New Energy-Saving Type (Shinkansen)



120
80
40
0
57
61
53
24
37
25
1
60
'92.3
'97.3
'02.3
'07.3
Series 0
Series 100
Series 300
Series 700
Series N700

Note: The figures are as of the end of each term (including retained trains and excluding inspection trains)

■Energy Consumption Levels of Shinkansen Trains



Series 0
100 (basis)
Series 100
Series 300
91
Series 700
84
Series N700
68
△32%
△49%
220km/h
270km/h

Note: Based on simulated test runs between Tokyo and Shin-Osaka

■Introduction of New Energy-Saving Type
(Conventional Railway)



1,500
1,200
900
600
300
0
465
626
685
1,091
'92.3
'97.3
'02.3
'07.3
New Energy-Saving Type
Conventional Type

Note: The figures are as of the end of each term (including retained trains and inspection trains)

■Energy Consumption Levels of Conventional Railway Electric Trains



Conventional type Series 113
100 (basis)
Energy-saving type Series 313
62

Note: Based on simulated test runs of the Series 113 for conventional type and the Series 313 for energy-saving type (calculated by energy regenerating ratio of 75% for Series 313) between Nagoya and Nakatsugawa (round trip by stopping train)

■Energy Consumption Levels of Conventional Railway Diesel-Powered Trains



With conventional engine
100 (basis)
With new energy-saving engine

Note: Based on runs of the Series 40 boarded with conventional and new energy-saving engines

Other Environment Conservation Measures

JR Central works to conserve resources by separating its rubbish and recycling its train tickets. In addition, JR Central is also accelerating the introduction of alternative energies and energy efficient systems that contribute to environmental conservation. As part of our efforts, we have installed solar photovoltaic power generation systems on a trial basis at the Tokaido Shinkansen's Kyoto Station and at our R&D center in Komaki, Aichi Prefecture. Also, Nagoya Station, JR Central Towers, Komaki Research Facility and Nagoya Central Hospital incorporate co-generation systems that make effective use of exhaust heat generated during power generation, in air conditioning for surrounding areas, thereby improving energy efficiency and reducing CO_2 emissions.

In addition, we strictly manage materials that put a burden on the environment and continue to engage in safe business practices while actively striving to reduce the amounts of these substances. For example, substations for conventional lines are in the process of introducing a type of rectifier that uses pure water, which has almost zero impact on the global environment, as its coolant, so as to substantially cut back on the use of alternative chlorofluorocarbon (CFC) that has some greenhouse gas effects.



▲Elevator installation



▲Wheelchair space (left: Tokaido Shinkansen, right: conventional railway)

Contribution to Community Development

Railway stations serve as the gateway to communities. To better fulfill this role, JR Central is cooperating with the requests of local governments to improve station buildings, develop plazas in front of stations, and facilitate railway elevation projects, thereby contributing to community development.

We are also renovating stations to abide by the Barrier-Free Transportation Law and other related laws so that all passengers, including persons with disabilities, the elderly, and people accompanying children, can use our railway safely and in a relaxed manner. In particular, in accordance with fundamental government policy, we will promote barrier free travel through the continued installation of elevators and escalators at stations used by more than 5,000 passengers a day.

JR Central also worked on a plan to newly build and relocate the JR Tokai General Hospital which opened in July 2006 as the Nagoya Central Hospital. As a facility providing highly advanced medical services and equipped with the latest medical devices, Nagoya Central Hospital seeks to attract and retain top-class personnel, particularly doctors, and makes a great contribution to regional medicine.



▲Nagoya Central Hospital

International Exchange

JR Central undertakes a wide range of international business operations, such as gathering up-to-date railway information from around the world via the company's own network of overseas offices (Washington D.C., London, and Sydney), participating in international conferences to exchange technological and management information with railway operators in the world, and issuing press releases to overseas interests as part of our PR activities.

Being a company with a significant social and public mission, we also participate in cooperation over railway technologies in response to government requests. We also contribute to bi-directional human resource development by accepting interns from overseas universities and international organizations.

In 1994, 1997, 2000 and 2004 JR Central and JR West organized the International High-Speed Railway Conference with the aim of publicizing the superior environmental performance of the Shinkansen.

As the pioneer of high-speed railway with the world longest history in the field, we will strive to attain deeper understanding on us in the international community through PR activities and information exchange with railway operators around the world.



▲International High-Speed Railway Conference 2004



▲Interns from overseas universities

Summary of the important managerial information such as performance

Segment-by-segment performance for FY2007.3

The JR Group prioritizes ensuring safe and reliable railway transportation, which is its core business. Along with continuing to strive to improve the skills of our employees and enhance facilities, we also endeavor to improve service and further strengthen our competitiveness. These policies, coupled with flourish economy, resulted in increase of ridership on the Tokaido Shinkansen and in good affiliated businesses, which led the operating revenues to increase. Furthermore, whereas operating expenses increased as a result of quake-resistant reinforcement, etc., non-operating expenses, such as paid interest, etc., decrease. As a result, operating revenues for the period increased 1.6% year-on-year to ¥1.4912 trillion, ordinary profit increased 10.9% year-on-year to ¥236.6 billion, and net profit increased 12.0% year-on-year to ¥137.1 billion, all of which were record breaking numbers.

In regards to long-term debt, due to the capital burden that accompanied the acquisition of repurchased stocks, whereas a decrease of ¥7 billion was originally planned, in actuality we were able to achieve a decrease of ¥47 billion. As a result, the balance of long-term debt as of FY2007.3 was ¥3.4985 trillion.

In regards to end-term dividends, due to an expansion of business and the prosperous economy, transportation volume in the second half showed a good trends, which has made us decide to pay out a dividend of ¥4,000 per share, an increase per share of ¥500, which means that annual dividends will be ¥7,500 per share.

The following is a break-down by segment

OTransportation

In regards to the Tokaido Shinkansen, in March 2006, JR Central revised the timetable to further increase the convenience of "*Nozomi*" directly linking the Tokaido and Sanyo Shinkansen in coordination with JR West and flexibly operated extra services during times and periods of concentrated use. Under the revision, we increased the number of "*Nozomi*" directly operating between Tokyo and Hiroshima/Hakata in addition to increasing the number of early-morning and late-night "*Nozomi*" stopping at Shin-Kobe station. Furthermore, we continued to make preparations for the start of operation of the Series N700 by implementing long-term endurance tests with a mass-production prototype vehicle.

Along with surely and steadily introducing new Series 313 rolling stocks, the timetable for the Nagoya region was revised in October 2006 thereby improving our transportation system, which included increasing the number of rapid train services on the Tokaido Line. Furthermore, the timetable for the Shizuoka region was revised by, for example, revamping operation patterns in conjunction with ridership in March 2007.

In terms of marketing initiatives, we expanded the "Express Reservation" service to include all lines of the Tokaido and Sanyo Shinkansen in July 2006, and endeavored to further increase use by increasing the number of sections and trains that can be used with our "Express Hayatoku" discount tickets, only available through "Express Reservations." Furthermore, the conventional line metropolitan area IC card "TOICA" was introduced in the Nagoya region in November 2006. Meanwhile, we launched a tourism campaign to attract people to Kyoto, Nara, Ise and Tokyo, and worked to introduce and promote various travel products. We also worked aggressively to introduce attractive tour packages for members of the "JR Central 50+", which targets passengers aged 50 and over.

As a result of these efforts, the Tokaido Shinkansen and JR Central's conventional lines are both performing in a safe and reliable manner and total passenger kilometers for the Tokaido Shinkansen rose by 1.6% year-on-year to reach 44.487 billion passenger kilometers while passenger kilometers for conventional lines dropped by 0.6% year-on-year to 9.046 billion passenger kilometers.

In the bus business, we continued to push for increasing efficiency amid continued difficult business conditions due to the rapid increase of competition following deregulation.

As a result, operating revenue increased 1.0% year-on-year to ¥1.212 trillion, while

operating income dropped 0.6% year-on-year to ¥377.5 billion due to an increase in operating expenses such as anti-earthquake reinforcement related expenses.

○Merchandise and Other

In merchandise and other business, in March 2006, JR Nagoya Takashimaya opened the "Panorama Salon" on the top floor of JR Central Towers and also made large scale renovations to stores and displays in September that included the specialty store zone. Also, in major stations, renovation of inner-complex stores also continued in conjunction with anti-earthquake reinforcement of elevated track columns.

As a result of the above, operating revenue increased by 2.7% year-on-year to ¥195.8 billion and operating profit rose 0.7% to ¥7.5 billion year-on-year.



▲Panorama Salon (JR Central Towers 51F)

○Real Estate

In the real estate business, JR Central proceeded to refurbish commercial facilities at major stations in order to increase customers through further effective usage of our station locations, including "MAY ONE EKIMACHI" opened in Hamamatsu Station. Also, from the standpoint of the advanced and effective use of held assets, we continued development of disused sites of former company housing and steadily proceeded with construction of "Central Garden Residence Tokugawa Meirin-cho," which will be sold in the spring of 2008, along with transferring condominiums in "NAGOYA CENTRAL GARDEN" in March of this year. Furthermore, construction continued on the "JR Tokai Shin-Yokohama Station Building" (tentative) in preparation for its scheduled opening in 2008.

As a result of the above developments, operating revenues increased by 7.5% year-on-year to ¥62.5 billion and operating income increased by 10.2% year-on-year to ¥13.7 billion.



▲MAY ONE EKIMACHI (Hamamatsu Station)


■NAGOYA CENTRALGARDEN
Guide in store
Quality drug
amano
Quality drug
"amano"
Esthetic Salon
"ciel deux"
SUPERMARKET
成城石井
Supermarket
"Seijo-Ishii"
FORTISSIMO H
Patisserie
"Fortissimo H"
Boulangerie
"Maison Kayser"
Chinese Restaurant
"LIN-KA SARO"
Italian Restaurant
"Nagoya La Bettola da Ochiai"



▲Grand Shop Kyoto (Kyoto Station)



▲NAGOYA CENTRALGARDEN Commercial Complex

○Other Services

In the hotel business, refurbishing was continued at the Nagoya Marriott Associa Hotel and services improved so as to increase customer use.

In the travel agency business, we aggressively sold products in order to promote use of excess seating and attractive products for members of the "JR Central 50+".

Consequently, operating revenues increased by 9.9% year-on-year to ¥159.4 billion and operating income rose by 6.2% year-on-year to reach ¥4.2 billion.

Summary of important managerial information such as performance

Expected performance for the year ending March 2008

During FY2008.3, while maintaining our priority on ensuring safe and reliable transportation, we will strive to increase profitability and provide improved services across the whole group. During the fiscal year, we intend to make full use of our new timetable in conjunction with the introduction of the Series N700 on July 1, 2007, and gradually increase the number of Series N700s used for "*Nozomi*" services directly operated between the Tokaido and Sanyo Shinkansen sections. We will also introduce the "Express Reservation" IC card service and the conventional line metropolitan area IC card "TOICA" in the Shizuoka region. As a result, we expect operating revenues to increase year-on-year by 0.2% to ¥1.494 trillion.

Furthermore, assuming certain increases in depreciation as a result of FY2007 regulatory revisions, our projections for operating profit show a 6.6% year-on-year decrease to ¥376 billion, a 3.7% year-on-year decrease in ordinary profit to ¥228 billion and a net profit decrease for this term of 3.0% year-on-year to ¥133 billion.

In regards to dividend forcasts for FY2007, as long as the present situation continues, it has been determined that stable operation can be maintained while dealing with various operational issues and therefore it is planned that midterm and end-term dividends of ¥4,000 per share will be issued just like the end of this term.

■FY 2008.3 Forecasts (Billions of Yen)

	Consolidated	(2008/2007)
Operating revenues	1,494	(100.2%)
Operating income	376	(93.4%)
Net income	133	(97.0%)
Capital investments	329	(138.8%)
	Non-Consolidated	(2008/2007)
Operating revenues	1,216	(100.3%)
Operating income	357	(93.7%)
Net income	127	(97.6%)
Capital investments	288	(137.3%)

Tokaido Shinkansen's superiority over the airline industry

Although continued discount campaigns by airline companies for routes competing with the Shinkansen have increased air transportation volume in recent years, these fares have risen as a result of rising crude oil prices. Meanwhile, last year saw the opening of both Kobe Airport and Kitakyushu Airport and air transportation capacity over recent years is increasing.

The transport service of the Tokaido Shinkansen has continued to be dramatically improved since October 2003, and JR Central and JR West are continuing in collaboration to further improve service for a unified Tokaido-Sanyo Shinkansen. In particular, we are improving the convenience of timetables for "*Nozomi*" with direct service to the Tokaido and Sanyo areas, and are expanding our "Express Reservation" service to include all stations on the Tokaido-Sanyo Shinkansen. As a result of these endeavors, the number of passengers traveling from Tokyo to the Sanyo area has increased and the transportation volume of the Shinkansen from Tokyo to Osaka is gradually expanding, and we are maintaining approximately 80% of the market.

We believe that this touch and go situation will continue since the number of flight slots at Haneda Airport is planned to increase in 2010. We will continue to implement measures for boosting our competitive edge, such as commencing commercial operation of the new Series N700 along with revision of the timetable in July, 2007, and utilizing IC card technology in the "Express Reservation" service.

The Tokaido Shinkansen is superior to airlines in the following aspects:

OSafety

Because of safety measures carried out on equipment and services, such as the comprehensive training of employees and the introduction of the train control system using most sophisticated electronic technologies, the Tokaido Shinkansen has maintained a flawless record of no derailment or collision during more than 40 years of commercial train operations. This record demonstrates the consistency and thoroughness of our measures to ensure safety.

OPunctuality

In FY2007.3, the average delay from schedule per departure was a mere 0.3 minutes. The Tokaido Shinkansen boasts high punctuality, making it especially relied upon among business travelers.

OComfort

We consistently endeavor to provide passengers with the most comfortable traveling environment that accurately responds to the needs of the times. We have achieved new levels of riding comfort, by introducing new rolling stock with enhanced noise suppression, and constantly modernizing stations and installing new facilities such as elevators and escalators. The new Series N700 rolling stock, which began commercial operation in July 2007, offers an "even more comfortable interior space" that meets the various needs of our customers as well as services that introduce the latest technology.

OHigh Speeds

The Tokaido Shinkansen's "*Nozomi*" services connect the city centers of Tokyo and Osaka in 2 hours and 30 minutes which is virtually the same time that this route takes by air, if one includes the time necessary to travel between airports and city centers, as well as check-in and transit times. With the debut of the Series N700 in July of this year, this time has been reduced to 2 hours and 25 minutes thereby making the Tokaido Shinkansen more convenient.

OFrequency and Capacity

Considering that 305 regular trains are operated daily as of July 2007 and that an trainset has a seating capacity of around 1,300, the capacity advantage of the Tokaido Shinkansen over airlines is substantial. Also, up to eight "*Nozomi*" services are operated every hour for the Tokyo – Shin-Osaka route, which provides passengers with a high-volume and high-frequency travel option, available at any time to suit their schedule. The "Express Reservation" service allows users to modify their reservations via mobile phones and PCs as many times as they like without having to physically visit a station, so that they can take maximum advantage of the overwhelmingly frequent Tokaido Shinkansen services.

Summary of important managerial information such as performance

Policy for the reduction of total long-term debt and long-term payables

Upon the break-up and privatization of JNR, JR Central, along with the other JR companies, assumed responsibility for disposing of a portion of JNR's long-term liabilities. The portion of the debt taken on by each company was based on its revenue potential as determined by the national government. As a result of the abolishment of the Shinkansen leasing system and transfer of the Shinkansen assets to the company in FY1992.3, the government allotted JR Central long-term debt and long-term payables of ¥5.5 trillion, more than five times our annual railway operations revenues.

The elimination of these long-term payables is one of our most important corporate priorities. Since the end of FY1992.3, the year during which the Shinkansen leasing system was dissolved, JR Central has reduced its long-term debt and long-term payables by ¥2.405 trillion, and our total consolidated long-term debt and long-term payables at the end of FY2007.3 was ¥3.4985 trillion (of which JR Central accounts for ¥3.4156 trillion). We will continue to boost our earnings capabilities, improve the efficiency of operating costs, and realize more attractive financing possibilities. By taking these steps, we will increase cash flow to reduce the total long-term debt and long-term payables further and consequently reinforce the financial condition of the company.

Financial Section

Contents

Consolidated Financial Review

Result of operations

1) Operating revenues

In our railway business, railway operation revenues increased by ¥10.9 billion (1.0%) year-on-year to ¥1,147 billion.
In regard to the Tokaido Shinkansen, which revenues account for a large part of total revenue, JR Central enhanced the convenience of "*Nozomi*" services that directly link the Tokaido and Sanyo Shinkansen sections by revising the timetable in March last year. Further, in terms of "Express Reservation", JR Central made efforts to further increase the number of users of the service, which was expanded to include all stations of the Tokaido and Sanyo Shinkansen. As a result of these measures, the passenger volume increased, and the railway operating revenues increased by 1.2% year-on-year to ¥1,043 billion.

On the other hand, in regard to the conventional railway network, JR Central introduced newly manufactured rolling stock for commuter trains and revised timetables for the Nagoya and Shizuoka areas. In addition, the conventional line metropolitan area IC card "TOICA" was introduced in the Nagoya region. These measures brought about the increase of passenger volume in conventional trains. However, the increase could not make up for the impact from Aichi EXPO 2005 in the previous period, resulting in the decrease of railway operating revenues by 1.7% year-on-year to ¥103.9 billion.

In regard to non-railway business, JR Nagoya Takashimaya, which made large scale renovations to its stores and displays, increased sales. Also, the commercial facilities within the major stations, to which renewal construction was completed in conjunction with the quake-resistant reinforcement construction, performed well. Furthermore, the company completed construction and handed over condominiums in "NAGOYA CENTRAL GARDEN", which was renovated from disused sites of former company housing in Chikusa, Nagoya.

As a result, the consolidated operating income increased by ¥23.6 billion (1.6%) year-on-year to ¥1,491.2 billion.

2) Operating costs

In regard to operating costs, while depreciations decreased with the proceeding of amortizations, the cost for the anti-earthquake countermeasures increased and the cost of goods and service increased along with the increase of revenues in the group business. As a result, totally operating income increased by ¥24.8 billion (2.3%) year-on-year to ¥1,088.7 billion.

3) Other income (expense)

Since interest expense decreased by ¥10.6 billion due to long-term debt reduction and the expense generated in repayment of long-debt for the Shinkansen facilities was reduced by ¥10 billion, non-operating income increased by ¥24.4 billion compared with the previous period.

4) Net income

After adding the influence of corporation tax to the figures 1)-3), net income for the current period increased by ¥14.7 billion (12.0%) over the previous period to reach ¥137.1 billion.

Financial Position

1) Cash Flow

While operating revenues increased due to the solid performance of the Tokaido Shinkansen, due to the increase in the payment of corporate tax, in addition to the fact that the year-end payments from other JR companies related to railway operation revenues will be received at the beginning of next year due to the calendar, cash flow from operation recorded a net decrease of \50.8 billion over the previous fiscal year to ¥427.0 billion.

Due to the increases of cash outflow related to the acquisition of fixed assets such as the new production and introduction of conventional commuter rolling stock, the introduction of the conventional line metropolitan area IC card "TOICA", and the construction and transfer of Nagoya Central Hospital, cash outflow from investing activities recorded a net increase of ¥98.7 billion over the previous fiscal year to reach ¥218.3 billion.

As a result, free cash flow, which is calculated by subtracting the former from the latter, decreased by ¥149.5 billion over the previous fiscal year to ¥208.6 billion.

In addition to this capital, JR Central used the capital which was retained in the previous fiscal year and capital obtained from issuing corporate bonds and through long-term loans to repay long-term liabilities incurred for purchase of Shinkansen railway ground facilities and other long-term debt, and to repurchase stocks on April 5, 2006 (¥308.9 billion).

As a result of the above, cash flown from financial activities recorded a net increase of ¥81.4 billion over the previous fiscal year, and at the end of the period, cash and cash equivalents decreased by ¥135.9 billion over the previous fiscal year to ¥36.7 billion.

2) Decrease in long-term debt and long-term payables

In this period, due to the capital burden that accompanied the acquisition of repurchased stock, whereas a decrease of ¥7 billion was originally planned, in actuality we were able to achieve a decrease of ¥47 billion. As a result, the balance of long-term debt as of FY2007.3 was ¥3,498.5 billion. The majority of the outstanding long-term debt and long-term payables at the end of the period was accounted for by non-consolidated long-term debt and long-term payables.

When JR Central purchased the Tokaido Shinkansen ground facilities in October 1991, the company was burdened with total long-term debt and long term payables of over five times its annual railway operations revenues, including the liabilities inherited from JNR at its breakup and privatization. Because JR Central considers the reduction of these long-term debt and long-term payables to be its most important financial issue, the company has endeavored to reduce the debt as rapidly as possible. Consequently, total long-term debt and long-term payables of ¥5,456.2 billion at the end of fiscal 1991,which was immediately after JR Central took over the Tokaido Shinkansen assets, has been reduced by ¥2,040.5 billion over 15 years. However, at the end of the current period, outstanding long-term payables still stood at ¥3,415.6 billion.

Going forward, JR Central will continue to work towards enhancing profitability and reducing costs, in addition to further strengthening our financial position by steadily reducing long-term debt and long-term payables through the efficient capital investment and the efficient turnover of working capital.

3) Procurement of capital

JR Central procures capital from various sources and acquires ratings from Moody's Investment Service and Rating and Investment Information, Inc (R&I) in order to facilitate smooth fund raising. Credit ratings for corporate bonds issued during the current period are Aa2 from Moody's Investment Service and AA from R&I.

Further, in order to ensure short-term liquidity, JR Central has established a commitment line of ¥100.0 billion as of the end of the current period.

Consolidated Balance Sheets

Central Japan Railway Company and Consolidated Subsidiaries — March 31, 2007 and 2006

ASSETS	Millions of Yen (Note 2)		Thousands of U.S. Dollars (Note 2)
	2007	2006	2007
CURRENT ASSETS:			
Cash and cash equivalents	¥ 36,783	¥ 172,723	$ 311,720
Trade receivables	59,101	39,029	500,855
Allowance for doubtful accounts	(7)	(19)	(59)
Inventories	14,811	12,300	125,516
Land and buildings held for sale	3,390	4,225	28,728
Deferred tax assets (Note 11)	20,918	22,009	177,271
Prepaid expenses and other current assets	38,567	26,530	326,838
Total current assets	*173,565*	*276,798*	1,470,889
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 5)	107,714	82,207	912,830
Investments in and advances to unconsolidated subsidiaries and associated companies	10,633	10,475	90,110
Deferred tax assets (Note 11)	152,237	149,179	1,290,144
Prepaid expenses and other (Note 9)	24,418	25,213	206,941
Total investments and other assets	*295,003*	*267,076*	*2,500,025*
PROPERTY AND EQUIPMENT:			
Buildings and structures (Notes 6 and 7)	4,169,872	4,164,777	35,337,898
Machinery, rolling stock and vehicles (Note 12)	1,060,377	1,038,843	8,986,245
Land (Notes 6 and 7)	2,343,449	2,344,445	19,859,737
Other (Note 12)	124,308	102,605	1,053,476
Construction in progress	120,114	93,547	1,017,915
Total	*7,818,122*	*7,744,220*	*66,255,271*
Accumulated depreciation (Note 12)	(3,122,110)	(2,978,246)	(26,458,550)
Net property and equipment	*4,696,012*	*4,765,973*	*39,796,721*
TOTAL	*¥ 5,164,581*	*¥ 5,309,848*	*$ 43,767,635*

See notes to consolidated financial statements.

March 31, 2007 and 2006

LIABILITIES AND EQUITY	Millions of Yen (Note 2)		Thousands of U.S. Dollars (Note 2)
	2007	2006	2007
CURRENT LIABILITIES:			
Short-term bond	¥ 44,999		$ 381,347
Short-term borrowings (Note 7)	19,525	¥ 14,987	165,466
Trade payables	173,393	144,430	1,469,432
Current portion of long-term debt (Note 7)	113,382	116,892	960,864
Current portion of long-term payables (Notes 8 and 13)	116,697	186,336	988,957
Accrued bonuses	24,148	22,507	204,644
Consumption tax payable	6,969	8,703	59,059
Accrued income taxes	50,442	64,085	427,474
Advances received	37,123	36,642	314,601
Other current liabilities (Notes 11 and 13)	71,668	72,400	607,401
Total current liabilities	*658,351*	*666,988*	*5,579,245*
LONG-TERM LIABILITIES:			
Long-term debt (Note 7)	1,181,137	972,484	10,009,635
Long-term payables (Notes 8 and 13)	2,087,373	2,269,879	17,689,601
Allowance for large scale renovation of the Shinkansen infrastructure	150,000	116,666	1,271,186
Liabilities for employees' retirement benefits (Note 9)	214,613	224,106	1,818,754
Other	68,693	70,930	582,164
Total long-term liabilities	*3,701,817*	*3,654,066*	*31,371,340*
MINORITY INTERESTS		15,124	
CONTINGENCIES (Notes 12 and 14)			
EQUITY (Notes 10 and 16):			
Common stock—authorized, 8,960,000 shares; issued, 2,240,000 shares in 2007 and 2006	112,000	112,000	949,152
Capital surplus	53,588	53,500	454,135
Retained earnings	905,776	783,703	7,676,067
Unrealized gain on available-for-sale securities	27,532	25,420	233,331
Treasury stock—at cost, 270,049 shares in 2007 and 2,018 shares in 2006	(309,151)	(954)	(2,619,923)
Total	*789,746*	*973,669*	*6,692,762*
MINORITY INTERESTS	14,665		124,288
Total equity	*804,412*	*973,669*	*6,817,050*
TOTAL	*¥ 5,164,581*	*¥ 5,309,848*	*$ 43,767,635*

See notes to consolidated financial statements.

Consolidated Statements of Income

Central Japan Railway Company and Consolidated Subsidiaries

Years Ended March 31, 2007, 2006 and 2005

	Millions of Yen (Note 2)			Thousands of U.S. Dollars (Note 2)
	2007	2006	2005	**2007**
OPERATING REVENUES	**¥ 1,491,269**	¥ 1,467,650	¥ 1,409,497	**$ 12,637,872**
OPERATING COSTS AND EXPENSES:				
Transportation, other services and cost of sales (Notes 4.)	**922,109**	904,713	887,979	**7,814,487**
Selling, general and administrative expenses	**166,672**	159,181	173,690	**1,412,477**
Total operating costs and expenses	***1,088,782***	*1,063,895*	*1,061,670*	***9,226,966***
Operating income	***402,487***	*403,754*	*347,826*	***3,410,906***
OTHER INCOME (EXPENSES):				
Interest and dividend income	**874**	558	727	**7,406**
Interest expense (Notes 8 and 13)	**(150,393)**	(161,091)	(179,291)	**(1,274,508)**
Gain on sales of investment securities—net (Note 5)	**—**	3	21,782	**—**
Loss on sales of property and equipment	**(147)**	(1,251)	(2,251)	**(1,245)**
Loss on debt assumption (Note 8)	**(23,465)**	(33,507)	(29,789)	**(198,855)**
Other—net (Note 6)	**(3,683)**	(1,905)	412	**(31,211)**
Other expenses—net	***(169,446)***	*(197,193)*	*(188,411)*	***(1,435,991)***
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**233,040**	206,561	159,415	**1,974,915**
INCOME TAXES (Note 11):				
Current	**97,823**	97,809	71,974	**829,008**
Deferred	**(3,344)**	(15,312)	(10,652)	**(28,338)**
Total income taxes	***94,479***	*82,496*	*61,321*	***800,670***
MINORITY INTERESTS IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	**1,417**	1,627	2,005	**12,008**
NET INCOME	**¥ 137,144**	¥ 122,437	¥ 96,087	**$ 1,162,237**

	Yen			U.S. Dollars
	2007	2006	2005	**2007**
PER SHARE OF COMMON STOCK (Note 3.q):				
Basic net income	**¥ 69,407.69**	¥ 54,560.69	¥ 42,806.63	**$ 588.20**
Cash dividends applicable to the year	**7,500.00**	6,500.00	5,500.00	**63.55**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

Central Japan Railway Company and Consolidated Subsidiaries — Years Ended March 31, 2007, 2006 and 2005

	Thousands	Millions of Yen (Note 2)							
	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-sale Securities	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, APRIL 1, 2004	2,238	¥ 112,000	¥ 53,500	¥ 590,174	¥ 11,216	¥ (921)	¥ 765,970		¥ 765,970
Net income				96,087			96,087		96,087
Cash dividends, ¥5,000 per share				(11,200)			(11,200)		(11,200)
Bonuses to directors and corporate auditors				(274)			(274)		(274)
Net decrease in unrealized gain on available-for-sale securities					(329)		(329)		(329)
Adjustment of retained earnings for merger of non-consolidated subsidiary				202			202		202
BALANCE, MARCH 31, 2005	2,238	112,000	53,500	674,990	10,887	(921)	850,456		850,456
Decrease in equity of affiliates accounted for under the equity method						(33)	(33)		(33)
Net income				122,437			122,437		122,437
Cash dividends, ¥6,000 per share				(13,440)			(13,440)		(13,440)
Bonuses to directors and corporate auditors				(284)			(284)		(284)
Net increase in unrealized gain on available-for-sale securities					14,532		14,532		14,532
BALANCE, MARCH 31, 2006	2,237	112,000	53,500	783,703	25,420	(954)	973,669		973,669
Reclassified balance as of March 31, 2006 (Note 3.I)								¥ 15,124	15,124
Decrease in equity of affiliates accounted for under the equity method						(27)	(27)		(27)
Net income				137,144			137,144		137,144
Cash dividends, ¥7,000 per share				(14,739)			(14,739)		(14,739)
Bonuses to directors and corporate auditors				(331)			(331)		(331)
Purchase of treasury stock	(268)					(308,988)	(308,988)		(308,988)
Disposal of treasury stock			88			819	908		908
Net increase in unrealized gain on available-for-sale securities					2,112		2,112		2,112
Net change in the year								(459)	(459)
BALANCE, MARCH 31, 2007	1,969	¥ 112,000	¥ 53,588	¥ 905,776	¥ 27,532	¥ (309,151)	¥ 789,746	¥ 14,665	¥ 804,412

	Thousands of U.S. Dollars (Note 2)							
	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-sale Securities	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, MARCH 31, 2006	$ 949,152	$ 453,399	$ 6,641,541	$ 215,423	$ (8,093)	$ 8,251,422		$ 8,251,422
Reclassified balance as of March 31, 2006 (Note 3.I)							$ 128,177	128,177
Decrease in equity of affiliates accounted for under the equity method					(228)	(228)		(228)
Net income			1,162,237			1,162,237		1,162,237
Cash dividends, $59.32 per share			(124,906)			(124,906)		(124,906)
Bonuses to directors and corporate auditors			(2,805)			(2,805)		(2,805)
Purchase of treasury stock					(2,618,542)	(2,618,542)		(2,618,542)
Disposal of treasury stock		736			6,940	7,676		7,676
Net increase in unrealized gain on available-for-sale securities				17,908		17,908		17,908
Net change in the year							(3,889)	(3,889)
BALANCE, MARCH 31, 2007	$ 949,152	$ 454,135	$ 7,676,067	$ 233,331	$ (2,619,923)	$ 6,692,762	$ 124,288	$ 6,817,050

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Central Japan Railway Company and Consolidated Subsidiaries

Years Ended March 31, 2007, 2006 and 2005

	Millions of Yen (Note 2)			Thousands of U.S. Dollars (Note 2)
	2007	2006	2005	2007
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥ 233,040	¥ 206,561	¥ 159,415	$ 1,974,915
Adjustments for:				
Income taxes—paid	(111,059)	(77,186)	(62,331)	(941,177)
Depreciation and amortization	215,225	234,854	250,807	1,823,940
Equity in losses of unconsolidated subsidiaries and associated companies	(228)	(228)	(81)	(1,932)
Contributions for the construction of railway facilities received	(15,017)	(3,140)	(12,973)	(127,262)
Gain on sales of investment securities—net (Note 5)	(—)	(3)	(21,782)	(—)
Loss on disposals of property and equipment	56,740	23,512	42,569	480,847
Loss on sales of property and equipment	147	1,251	2,251	1,245
Changes in assets and liabilities:				
Increase in allowance for large scale renovation of the Shinkansen infrastructure	33,333	33,333	33,333	282,483
(Increase) decrease in trade receivables	(19,733)	(2,758)	1,632	(167,228)
(Increase) decrease in inventories	(845)	(213)	1,524	(7,161)
Increase (decrease) in trade payables	20,590	17,862	(2,479)	174,491
Increase (decrease) in advances received	481	755	(2,473)	4,076
Decrease in provision for employees' retirement benefits (Note 9)	(9,656)	(4,945)	(9,445)	(81,830)
Other—net	24,042	48,247	42,777	203,762
Net cash provided by operating activities	*427,062*	*477,901*	*422,743*	*3,619,169*
INVESTING ACTIVITIES:				
Purchases of property and equipment	(201,648)	(126,656)	(134,864)	(1,708,881)
Receipts of contributions for the construction of railway facilities	13,768	11,029	13,878	116,677
Proceeds from sales of marketable and investment securities (Note 5)	11	111	22,797	93
Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies	(22,003)	(4,148)	(1,101)	(186,466)
Other—net	(8,522)	21	1,685	(72,228)
Net cash used in investing activities	*(218,395)*	*(119,641)*	*(97,604)*	*(1,850,805)*
FINANCING ACTIVITIES:				
Increase in short-term borrowings	4,537	1,266	2,580	38,449
Proceeds from long-term debt	321,851	170,000	123,600	2,727,550
Repayment of long-term debt	(116,932)	(98,129)	(133,437)	(990,949)
Repayment of long-term payables	(252,144)	(289,893)	(276,917)	(2,136,813)
Cash dividends paid	(14,739)	(13,440)	(11,200)	(124,906)
Purchases of common stock	(308,988)			(2,618,542)
Payment of cash dividends to minority interests	(11)	(12)	(14)	(93)
Other—net	20,998	(33,815)	(31,260)	177,932
Net cash used in financing activities	*(345,430)*	*(264,023)*	*(326,648)*	*(2,927,372)*
CASH AND CASH EQUIVALENTS INCREASED BY MERGER OF NON-CONSOLIDATED SUBSIDIARY	824		442	6,983
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(135,939)	94,236	(1,067)	(1,152,025)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	172,723	78,486	79,554	1,463,745
CASH AND CASH EQUIVALENTS, END OF YEAR	*¥ 36,783*	*¥ 172,723*	*¥ 78,486*	*$ 311,720*
ADDITIONAL CASH FLOW INFORMATION:				
Interest paid	¥ 150,785	¥ 163,200	¥ 181,266	$ 1,277,838

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Central Japan Railway Company and Consolidated Subsidiaries

1. INCORPORATION OF CENTRAL JAPAN RAILWAY COMPANY

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR") was succeeded to by the following newly established organizations: seven railway companies including the Company, the former Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund (1997-1991), which was subsequently succeeded by the Corporation for Advanced Transport and Technology (the "CATT") (2003-1997) and in turn by the Japan Railway Construction, Transport and Technology Agency (the "JRTT")), former Railway Telecommunication Co., Ltd., Railway Information Systems Co., Ltd. and the Railway Technical Research Institute. JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and corporate auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, since the Law was revised and the Company was no longer in scope of the Law, the Company was not required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka stock exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offerings.

Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation (the "JRCPC").

On October 1, 2003, the CATT and the JRCPC were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as JRTT.

On July 2005, the JRTT sold 600,000 shares of the Company.

On April 5, 2006, the JRTT also sold its remaining 286,071 shares of the Company. As a result of this sale, all of the Company's shares held by the JRTT were sold.

2. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2006 consolidated balance sheet, and in 2006 and 2005 consolidated statements of income, consolidated statements of changes in equity and consolidated statements of cash flows to conform to the classifications used in 2007.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 30, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate. Japanese yen figures less than million yen are rounded down to the nearest million yen, except for per share information and U.S. dollar figures less than thousand of U.S. dollar are also rounded down to the nearest thousand of U.S. dollar, except for per share information.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The accompanying consolidated financial statements as of March 31, 2007 include the accounts of the Company and its 30 (30 in 2006 and 2005) significant subsidiaries (together, the "Companies").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Investments in two associated companies are accounted for by the equity method. Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The difference between the cost of an acquisition and the fair value of the net assets of the acquired subsidiary at the date of acquisition is fully amortized when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

A consolidated subsidiary has adopted a fiscal year ending on February 28, which is different from that of the Company. The necessary adjustments for preparing consolidated financial statements as at the Company's year end was appropriately made, such as eliminating significant intercompany accounts and transactions which occur between the fiscal year end of the subsidiary and fiscal year end of the Company.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits and commercial paper, all of which mature or become due within three months of the date of acquisition.

c. Inventories

Merchandise is stated at cost principally determined by the retail method. Materials and supplies are carried at cost principally determined by the moving-average cost method.

d. Land and Buildings Held for Sale

Land and buildings held for sale are stated at cost determined by the specific identification method.

e. Investment Securities

All investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are principally comprised of investment securities, and are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f. Property and Equipment

Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.

Depreciation is computed substantially by the declining-balance method over the estimated useful lives of the assets (see Note 4.). Additional depreciation is provided for the Shinkansen cars based on kilometers traveled.

The range of useful lives is principally from 2 to 60 years for buildings and structures, and from 2 to 20 years for machinery, rolling stock and vehicles.

Depreciation of certain railway ground structures except for the Shinkansen railway ground facilities are substantially computed by the replacement-accounting method.

g. Long-lived Assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the ASBJ issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Companies adopted the new accounting standard for impairment of fixed assets as of April 1, 2004.

The Companies review their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

h. Software Costs

Software costs are amortized by the straight-line method over 5 years.

i. Deferred Charges

Bond issuance costs are charged to income as incurred.

j. Allowance for Large Scale Renovation of the Shinkansen Infrastructure

Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law.

k. Retirement and Pension Plans

The Company and 27 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Eight consolidated subsidiaries have non-contributory funded pension plans as an alternative for, or in addition to, an unfunded retirement plan.

The liability for employees' retirement benefits is mainly calculated based on the projected benefit obligations and plan assets at the balance sheet date.

l. Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

m. Leases

All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, for lessee, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements, and for lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be accounted for as sales transactions, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if treated as financing" information is disclosed in the notes to the lessor's consolidated financial statements.

n. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary difference.

o. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

p. Consumption Tax

Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenue and expense accounts.

q. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

The net income available to common shareholders used in the computation for 2007, 2006 and 2005 were ¥137,144 million ($1,162,237 thousand), ¥122,105 million and ¥95,803 million, respectively. The average number of common shares used in the computation was 1,975,924 shares for 2007, 2,237,982 shares for 2006 and 2,238,052 shares for 2005. The difference in the average number of common shares presented between consolidated financial statements and non-consolidated financial statements consists of the shares of the Company's common stocks held by an associated company. Diluted net income per share is not presented in the accompanying consolidated financial statements as the Companies do not have any dilutive securities.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

r. New Accounting Pronouncements

Measurement of Inventories

Under generally accepted accounting principles in Japan, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

4. ACCOUNTING CHANGES

Effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method which had been different from method adopted for conventional railway network since assuming the Shinkansen railway ground facilities. This change was made to reinforce the financial position and unify the method of Shinkansen railway ground facilities to that of conventional railway network in connection with both commencement of Shinagawa station and drastic timetable revisions focusing on completion of improving the Shinkansen trains to operate at 270 km/hr.

The effects of this change were to increase depreciation by ¥39,455 million and to decrease operating income and income before income taxes and minority interests, respectively, by approximately ¥39,455 million for the year ended March 31, 2005.

5. INVESTMENT SECURITIES

Information regarding investment securities with readily determinable fair values classified as available-for-sale as of March 31, 2007 and 2006 is as follows:

	Millions of Yen							
	2007				2006			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	**¥ 40,660**	**¥ 45,645**	**¥ 53**	**¥ 86,252**	¥ 18,660	¥ 41,963	¥ 13	¥ 60,610
Debt securities	**70**			**71**	70			70
Trust fund investment and other	**276**	**90**		**366**	276	155		431

	Thousands of U.S. Dollars			
	2007			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	**$ 344,576**	**$ 386,840**	**$ 449**	**$ 730,967**
Debt securities	**601**			**601**
Trust fund investment and other	**2,338**	**763**		**3,101**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 were ¥11 million ($93 thousand), ¥111 million and ¥22,797 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were nil for the year ended March 31, 2007, ¥6 million and ¥2 million, respectively, for the year ended March 31, 2006, and ¥21,782 million and nil, respectively, for the year ended March 31, 2005.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Equity securities	**¥ 16,085**	¥ 16,157	**$ 136,314**
Preferred stocks	**5,000**	5,000	**42,372**
Total	***¥ 21,085***	*¥ 21,157*	***$ 178,686***

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale securities as of March 31, 2007 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due in one year or less	¥ 20	$ 169
Due after one year through five years	35	296
Due after five years	15	128
Total	*¥ 70*	*$ 593*

Certain securities, which amounted to ¥62 million ($525 thousand) and ¥63 million as of March 31, 2007 and 2006, respectively, were included in the prepaid expenses and other on the accompanying consolidated balance sheets.

6. LONG-LIVED ASSETS

The Companies recognize all properties of the railway business as one asset group, which includes both the Shinkansen railway ground facilities and conventional railway network. The business properties other than railway business properties are also principally divided into each asset groups in which the Companies continuously receive cash flows in consideration of complementary cash flows.

The Companies reviewed their long-lived assets for impairment as of the year ended March 31, 2005 and, as a result, recognized an impairment loss of ¥1,095 million as other expense for commercial facilities in Tokyo, which are included in buildings and structures, due to decrease of profitability and lands in Aichi or other areas, which are included in construction in progress, due to having been idle by freezing plans of increasing lines. These carrying amounts were written down to the recoverable amounts, which were measured at memorandum value, due to the fact that there were little opportunities to sell or divert those assets.

The Companies reviewed their long-lived assets for impairment as of the year ended March 31, 2006 and, as a result, recognized an impairment loss of ¥2,450 million for land mostly used as a company house for its employees. Since the Companies committed to a plan to sell the land, these carrying amounts were written down to the recoverable amounts, which were measured at its net selling value determined by quotation from real estate appraisers.

The Companies reviewed their long-lived assets for impairment as of the year ended March 31, 2007 and, as a result, recognized an impairment loss of ¥1,276 million ($10,813 thousand) for commercial buildings and structures. Since the Companies committed to a plan to retire assets with renewal construction, these carrying amounts were written down to the recoverable amounts, which were measured at its utility value based on the future cash flows discounted in the rate of 1.185%.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The annual average interest rates applicable to short-term borrowings were 0.83% for 2007 and 0.29% for 2006 and 0.28% for 2005.

Long-term debt as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
The Company			
Secured 3.95% Bonds due 2016	¥ 30,000	¥ 30,000	$ 254,237
Secured 2.825% Bonds due 2017	50,000	50,000	423,728
Secured 2.18% Bonds due 2018	30,000	30,000	254,237
Secured 2.6% Bonds due 2020	50,000	50,000	423,728
Unsecured 2.39% Bonds due 2022	20,000	20,000	169,491
Unsecured 2.2% Bonds due 2022	20,000	20,000	169,491
Unsecured 1.49% Bonds due 2012	10,000	10,000	84,745
Unsecured 1.74% Bonds due 2022	20,000	20,000	169,491
Unsecured 1.42% Bonds due 2017	10,000	10,000	84,745
Unsecured 1.15% Bonds due 2022	25,000	25,000	211,864
Unsecured 1.31% Bonds due 2033	10,000	10,000	84,745
Unsecured 2.015% Bonds due 2023	10,000	10,000	84,745
Unsecured 2.2% Bonds due 2024	10,000	10,000	84,745
Unsecured 2.19% Bonds due 2019	10,000	10,000	84,745
Unsecured 1.875% Bonds due 2019	20,000	20,000	169,491
Unsecured 2.21% Bonds due 2024	10,000	10,000	84,745
Unsecured 1.775% Bonds due 2020	20,000	20,000	169,491
Unsecured 1.28% Bonds due 2012	20,000	20,000	169,491
Unsecured 1.77% Bonds due 2017	20,000	20,000	169,491
Unsecured 1.695% Bonds due 2016	20,000	20,000	169,491
Unsecured 1.845% Bonds due 2013	20,000		169,491
Unsecured 2.14% Bonds due 2018	20,000		169,491
Unsecured 2.405% Bonds due 2026	10,000		84,745
Unsecured 2% Bonds due 2016	30,000		254,237
Unsecured 2.04% Bonds due 2018	19,984		169,355
Unsecured 2.39% Bonds due 2026	29,979		254,059
Unsecured 1.88% Bonds due 2016	19,988		169,389
Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2007 to 2024	646,660	584,535	5,480,185
Subsidiaries			
Unsecured and secured loans from Japanese banks and insurance companies, with interest rates ranging from 0.95% to 5.75%, due 2007 to 2018	82,907	89,841	702,610
Total	*1,294,519*	*1,089,376*	*10,970,499*
Less current maturities	(113,382)	(116,892)	(960,864)
Long-term debt, less current maturities	*¥ 1,181,137*	*¥ 972,484*	*$ 10,009,635*

The annual maturities of long-term debt outstanding as of March 31, 2007 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 113,382	$ 960,864
2009	97,790	828,728
2010	147,486	1,249,881
2011	136,750	1,158,898
2012	131,057	1,110,652
Thereafter	668,051	5,661,476
Total	*¥ 1,294,519*	*$ 10,970,499*

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with financial institutions and accounting for outstanding bonds covered by these agreements as contingent liabilities. The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($169,491 thousand) as of March 31, 2007 (see Note 14).

The Company has credit commitments from banks in order to ensure short-term liquidity. Total unused credit available to the Company at March 31, 2007 was ¥100,000 million ($847,457 thousand).

All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,525,423 thousand), including aforementioned off-balanced bonds of ¥20,000 million ($169,491 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.

The carrying amounts of assets pledged as collateral for current portion of long-term debt of ¥282 million ($2,389 thousand) and the above secured long-term debt of consolidated subsidiaries of ¥1,745 million ($14,788 thousand) at March 31, 2007 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Buildings and structures—net of accumulated depreciation	¥ 1,718	$ 14,560
Land	790	6,694
Total	*¥ 2,508*	*$ 21,254*

8. LONG-TERM PAYABLES

Long-term payables as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Long-term payables incurred for purchase of the Shinkansen railway ground facilities:			
With average interest rate of 4.33% (2007) and 4.37% (2006), due semiannually through 2017	**¥ 1,390,380**	¥ 1,574,031	**$ 11,782,881**
With a fixed interest rate of 6.35%, due semiannually through 2017	**224,711**	290,726	**1,904,330**
With a fixed interest rate of 6.55%, due semiannually through 2051	**579,157**	581,335	**4,908,110**
Other	**9,821**	10,122	**83,237**
Total	***2,204,071***	*2,456,215*	***18,678,558***
Less current maturities	**(116,697)**	(186,336)	**(988,957)**
Long-term payables, less current maturities	***¥ 2,087,373***	*¥ 2,269,879*	***$ 17,689,601***

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity, and has provided such financial institutions and special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥386,083 million ($3,271,889 thousand) and ¥362,686 million as of March 31, 2007 and 2006, respectively, and the related loss on debt assumption amounted to ¥23,465 million ($198,855 thousand) and ¥33,507 million for the years ended March 31, 2007 and 2006, respectively (see Note 14).

The annual maturities of long-term payables as of March 31, 2007 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 116,697	$ 988,957
2009	121,843	1,032,567
2010	127,469	1,080,245
2011	133,137	1,128,279
2012	138,817	1,176,415
Thereafter	1,566,106	13,272,095
Total	*¥ 2,204,071*	*$ 18,678,558*

Interest expense on aforementioned long-term payables amounted to ¥121,525 million ($1,029,872 thousand), ¥135,154 million and ¥152,338 million for the years ended March 31, 2007, 2006 and 2005, respectively.

9. RETIREMENT AND PENSION PLANS

The Company and 27 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, year of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from 27 consolidated subsidiaries. Eight consolidated subsidiaries also have non-contributory funded pension plans, as an alternative for, or in addition to, the unfunded retirement plans.

The net liability for employees' retirement benefits at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Projected benefit obligation	**¥ 240,268**	¥ 233,335	**$ 2,036,169**
Fair value of plan assets	**(5,111)**	(4,944)	**(43,313)**
Unrecognized actuarial loss	**(8,442)**	(4,393)	**(71,559)**
Unrecognized prior service cost	**(12,131)**	80	**(102,805)**
Prepaid pension cost	**31**	27	**262**
Net liability	***¥ 214,613***	*¥ 224,106*	***$ 1,818,754***

The prepaid pension cost was recorded as prepaid expenses and other in the consolidated balance sheets at March 31, 2007 and 2006.

The components of net periodic benefit costs for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Service cost	**¥ 11,438**	¥ 10,242	¥ 10,480	**$ 96,932**
Interest cost	**3,734**	3,652	3,841	**31,644**
Expected return on plan assets	**(52)**	(43)	(45)	**(440)**
Recognized actuarial loss	**3,440**	4,047	3,478	**29,152**
Amortization of prior service cost	**2,077**	(64)	196	**17,601**
Net periodic benefit costs	***¥ 20,637***	*¥ 17,834*	*¥ 17,950*	***$ 174,889***

Assumptions used for the years ended March 31, 2007, 2006 and 2005 are set forth as follows:

	2007	2006	2005
Discount rate	**Mainly 1.5%**	Mainly 1.5%	Mainly 1.5%
Expected rate of return on plan assets	**0.85% to 1.5%**	0.75% to 1.5%	0.75% to 1.5%
Recognition period of actuarial gain/loss	**Mainly 5 years**	Mainly 5 years	Mainly 5 years
Amortization period of prior service cost	**5 years**	5 years	5 years

10. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

11. INCOME TAXES

The Company and its consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40% for the years ended March 31, 2007 and 2006.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Deferred tax assets:			
Liabilities for employees' retirement benefits	**¥ 86,281**	¥ 90,104	**$ 731,194**
Depreciation and amortization	**52,915**	45,225	**448,432**
Software	**13,291**	10,501	**112,635**
Accrued bonuses	**9,738**	9,078	**82,525**
Railway usage charges	**7,788**	8,288	**66,000**
Unrealized profit of property and equipment	**5,833**	5,557	**49,432**
Loss carryforwards	**2,703**	3,286	**22,906**
Other	**34,233**	36,592	**290,138**
Total	***212,785***	*208,634*	***1,803,262***
Less valuation allowance	**(16,356)**	(16,005)	**(138,619)**
Deferred tax assets	***196,429***	*192,628*	***1,664,643***
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**18,363**	16,924	**155,618**
Property and equipment	**4,436**	4,039	**37,593**
Other	**472**	485	**4,017**
Deferred tax liabilities	**23,272**	21,449	**197,228**
Net deferred tax assets	***¥ 173,156***	*¥ 171,179*	***$ 1,467,415***

Net deferred tax assets as of March 31, 2007 and 2006 were reflected in the accompanying consolidated balance sheets under following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Current assets	**¥ 20,918**	¥ 22,009	**$ 177,271**
Investment and other assets	**152,237**	149,179	**1,290,144**
Current liabilities		(9)	
Long-term liabilities			
Net deferred tax assets	***¥ 173,156***	*¥ 171,179*	***$ 1,467,415***

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the years ended March 31, 2007 and 2006.

12. LEASES

As lessee, the Company and consolidated subsidiaries lease certain machinery and vehicles and other assets. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company and consolidated subsidiaries were ¥731 million ($6,194 thousand) and ¥838 million for the years ended March 31, 2007 and 2006, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2007 and 2006 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2007			2006			2007		
	Machinery and Vehicle	Other	Total	Machinery and Vehicle	Other	Total	Machinery and Vehicle	Other	Total
Acquisition costs	¥ 703	¥ 2,522	¥ 3,226	¥ 503	¥ 2,390	¥ 2,894	$ 5,966	$ 21,372	$ 27,338
Accumulated depreciation	313	1,106	1,419	261	1,155	1,417	2,652	9,381	12,033
Net leased property	*¥ 389*	*¥ 1,416*	*¥ 1,806*	*¥ 241*	*¥ 1,235*	*¥ 1,477*	*$ 3,314*	*$ 11,991*	*$ 15,305*

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 613	¥ 557	$ 5,194
Due after one year	1,206	944	10,229
Total	*¥ 1,820*	*¥ 1,501*	*$ 15,423*

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying consolidated statements of income, computed by the straight-line method was ¥731 million ($6,194 thousand) and ¥838 million for the years ended March 31, 2007 and 2006, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2007 and 2006 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 864	¥ 864	$ 7,322
Due after one year	1,406	2,270	11,915
Total	*¥ 2,270*	*¥ 3,135*	*$ 19,237*

As lessor, certain consolidated subsidiaries provide leases such as vehicles, machinery and equipment, which are recorded in the accompanying consolidated balance sheets. The gross amounts of those assets and related accumulated depreciation as of March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Acquisition costs	¥ 492	¥ 443	$ 4,169
Accumulated depreciation	275	228	2,331
Net leased property	*¥ 217*	*¥ 215*	*$ 1,838*

Future minimum lease income under finance leases as of March 31, 2007 and 2006 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 185	¥ 199	$ 1,567
Due after one year	197	213	1,678
Total	*¥ 383*	*¥ 413*	*$ 3,245*

The amount of future minimum lease income under finance leases mentioned above includes the imputed interest income portion. Lease income and depreciation relating to lease properties reflected in the accompanying consolidated statements of income for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Lease income	¥ 239	¥ 214	$ 2,025
Depreciation expense	113	101	957

13. RELATED PARTY TRANSACTIONS

The following table summarizes the Company's related party transactions with the Company's major shareholder for the years ended March 31, 2007 and 2006, and related balances as of March 31, 2007 and 2006.

Pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, the CATT integrated with JRCPC, that had been the Company's major shareholder as discussed in Note 1, to establish JRTT. JRTT acquired all assets and assumed all liabilities from these two public corporations.

As a result of the integration mentioned above, the transaction with JRTT fell within the scope of a related party transaction. The Company has recognized the transaction of payment of long-term payables and related interest to JRTT as a related party transaction with a major shareholder since the date of the integration.

As discussed in Note 8, based on debt assumption agreements with the financial institutions and the special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity. Corresponding to this off-balance-sheet transaction, the amount of ¥362,686 million was excluded from the balance of long-term payables due to JRTT shown below.

Transactions and related balances were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Interest expense	¥	¥ 134,705	$
Long-term payables		2,446,093	
Other current liabilities (accrued expenses)		8,094	

As discussed in Note 1, on April 5, 2006 all the Company's shares held by the JRTT were sold resulting in no related party transactions for the year ended March 31, 2007.

14. CONTINGENCIES

The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥34,462 million ($292,050 thousand) by the Institute as of March 31, 2007, the proceeds of which are being used for the enhancement of technology development for the Maglev system.

As discussed in Notes 7 and 8, based on debt assumption agreements with the financial institutions and the special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and special purpose entity. At March 31, 2007, the Company had contingent obligations of ¥20,000 million ($169,491 thousand) for the bonds and ¥386,083 million ($3,271,889 thousand) for long-term payables, respectively.

15. SEGMENT INFORMATION

The Companies' primary business activities include transportation, merchandise and other, real estate and other services. The transportation segment includes the Company's railway and bus operations. The merchandise and other segment includes department store, wholesale, retail sales and food service. The real estate segment includes real estate rental business. Other services segment includes hotel, travel, advertising, construction and other business.

Information by these industry segments of the Companies for the years ended March 31, 2007, 2006 and 2005 were as follows:

(1) Sales and Operating Income

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2007:						
Operating revenues:						
Outside customers	¥ 1,200,353	¥ 187,197	¥ 41,895	¥ 61,823		¥ 1,491,269
Intercompany	11,714	8,643	20,703	97,670	¥ (138,732)	
Total	*1,212,067*	*195,840*	*62,599*	*159,494*	*(138,732)*	*1,491,269*
Operating costs and expenses	834,527	188,278	48,857	155,294	(138,175)	1,088,782
Operating income	*¥ 377,539*	*¥ 7,562*	*¥ 13,741*	*¥ 4,200*	*¥ (556)*	*¥ 402,487*

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2006:						
Operating revenues:						
Outside customers	¥ 1,187,944	¥ 183,103	¥ 38,046	¥ 58,556		¥ 1,467,650
Intercompany	11,857	7,603	20,186	86,518	¥ (126,165)	
Total	*1,199,802*	*190,706*	*58,232*	*145,074*	*(126,165)*	*1,467,650*
Operating costs and expenses	819,819	183,197	45,766	141,117	(126,005)	1,063,895
Operating income	*¥ 379,983*	*¥ 7,509*	*¥ 12,466*	*¥ 3,956*	*¥ (160)*	*¥ 403,754*

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2005:						
Operating revenues:						
Outside customers	¥ 1,137,183	¥ 171,599	¥ 37,072	¥ 63,641		¥ 1,409,497
Intercompany	11,081	6,976	18,646	74,605	¥ (111,309)	
Total	*1,148,265*	*178,575*	*55,718*	*138,246*	*(111,309)*	*1,409,497*
Operating costs and expenses	821,138	172,979	42,879	136,027	(111,354)	1,061,670
Operating income	¥ 327,127	¥ 5,596	¥ 12,839	¥ 2,218	¥ 44	¥ 347,826

	Thousands of U.S. Dollars					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2007:						
Operating revenues:						
Outside customers	$ 10,172,483	$ 1,586,415	$ 355,042	$ 523,932		$ 12,637,872
Intercompany	99,271	73,246	175,458	827,719	$ (1,175,694)	
Total	*10,271,754*	*1,659,661*	*530,500*	*1,351,651*	*(1,175,694)*	*12,637,872*
Operating costs and expenses	7,072,271	1,595,577	414,051	1,316,041	(1,170,974)	9,226,966
Operating income	*$ 3,199,483*	*$ 64,084*	*$ 116,449*	*$ 35,610*	*$ (4,720)*	*$ 3,410,906*

As discussed in Note 4, effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method which had been different from method adopted for conventional railway network since assuming the Shinkansen railway ground facilities. This change was made to reinforce the financial position and unify its method to the method adopted for conventional railway network in connection with both commencement of Shinagawa station and drastic timetable revisions focusing on completion of improving the Shinkansen trains to operate at 270 km/hr. The effects of this change were to increase depreciation expense in transportation segment by ¥39,455 million and to decrease operating income of transportation segment by approximately ¥39,455 million for the year ended March 31, 2005.

(2) Assets, Depreciation and Amortization, Impairment Loss and Capital Expenditures

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2007:						
Assets	¥ 4,875,275	¥ 71,308	¥ 287,667	¥ 109,370	¥ (179,040)	¥ 5,164,581
Depreciation and amortization	199, 661	2,875	10,651	2,036		215,225
Impairment loss		24	1,252			1,276
Capital expenditures	182,517	7,485	21,429	2,494		213,927

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2006:						
Assets	¥ 4,956,400	¥ 65,723	¥ 283,191	¥ 93,203	¥ (88,670)	¥ 5,309,848
Depreciation and amortization	219,799	2,519	10,644	1,891		234,854
Impairment loss	2,450					2,450
Capital expenditures	112,319	2,845	14,731	2,527		132,423

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2005:						
Assets	¥ 5,055,400	¥ 60,039	¥ 272,077	¥ 83,272	¥ (161,298)	¥ 5,309,491
Depreciation and amortization	236,241	2,446	10,285	1,834		250,807
Capital expenditures	124,670	3,930	11,098	3,023		142,722

	Thousands of U.S. Dollars					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2007:						
Assets	$ 41,315,889	$ 604,305	$ 2,437,855	$ 926,874	$ (1,517,288)	$ 43,767,635
Depreciation and amortization	1,692,042	24,364	90,262	17,272		1,823,940
Impairment loss		203	10,610			10,813
Capital expenditures	1,546,754	63,432	181,601	21,153		1,812,940

As discussed in Note 3.g, effective April 1, 2004, the Companies adopted the new accounting standard for impairment of fixed assets. The effects of this change were to decrease assets in transportation segment by ¥1,005 million and to decrease assets in merchandise and other segment by ¥47 million for the year ended March 31, 2005.
The amounts of corporate assets included in eliminations or corporate column were ¥86,240 million ($730,847 thousand), ¥159,703 million and ¥49,445 million for the years ended March 31, 2007, 2006 and 2005, respectively. Corporate assets principally consisted of short-term and long-term investments.
Geographic segment information and information for overseas sales are not presented since the Companies have no overseas operations.

16. SUBSEQUENT EVENTS

Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2007 were approved at the Company's shareholders meeting held on June 22, 2007:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥4,000 ($33.90) per share	¥ 7,888	$ 66,847

Non-Consolidated Balance Sheets

Central Japan Railway Company

March 31, 2007 and 2006

ASSETS	Millions of Yen (Note 2)		Thousands of U.S. Dollars (Note 2)
	2007	2006	**2007**
CURRENT ASSETS:			
Cash and cash equivalents	**¥ 30,030**	¥ 168,903	**$ 254,491**
Trade receivables	**38,044**	17,877	**322,406**
Materials and supplies	**7,221**	6,770	**61,194**
Deferred tax assets (Note 10)	**17,746**	19,222	**150,389**
Prepaid expenses and other current assets	**43,598**	30,334	**369,486**
Total current assets	***136,640***	*243,109*	***1,157,966***
INVESTMENTS AND OTHER ASSETS:			
Investment securities	**107,324**	81,811	**909,525**
Investments in and advances to subsidiaries and associated companies	**133,710**	130,890	**1,133,135**
Deferred tax assets (Note 10)	**143,210**	140,193	**1,213,644**
Prepaid expenses and other	**18,853**	18,094	**159,797**
Total investments and other assets	***403,099***	*370,989*	***3,416,101***
PROPERTY AND EQUIPMENT (Note 5):			
Railway business property	**7,112,586**	7,088,802	**60,276,152**
Other business property (Note 6)	**237,391**	219,734	**2,011,788**
Construction in progress (Note 6)	**109,270**	92,484	**926,026**
Total	***7,459,248***	*7,401,022*	***63,213,966***
Accumulated depreciation	**(2,995,489)**	(2,859,058)	**(25,385,500)**
Net property and equipment	***4,463,759***	*4,541,963*	***37,828,466***
TOTAL	***¥ 5,003,499***	*¥ 5,156,062*	***$ 42,402,533***

See notes to non-consolidated financial statements.

March 31, 2007 and 2006

LIABILITIES AND EQUITY	Millions of Yen (Note 2)		Thousands of U.S. Dollars (Note 2)
	2007	2006	2007
CURRENT LIABILITIES:			
Short-term bond	¥ 44,999		$ 381,347
Short-term borrowings	86,157	¥ 83,109	730,144
Trade payables	135,480	110,159	1,148,135
Current portion of long-term debt (Note 7)	106,484	109,774	902,406
Current portion of long-term payables (Note 8)	116,697	186,336	988,957
Accrued bonuses	20,123	18,765	170,533
Consumption tax payable	5,880	7,476	49,830
Accrued income taxes	45,801	59,790	388,144
Advances received	28,682	29,295	243,067
Interline payables	205	1,896	1,737
Other current liabilities	64,332	65,062	545,233
Total current liabilities	*654,845*	*671,666*	*5,549,533*
LONG-TERM LIABILITIES:			
Long-term debt (Note 7)	1,105,127	889,760	9,365,483
Long-term payables (Note 8)	2,087,373	2,269,879	17,689,601
Allowance for large scale renovation of the Shinkansen infrastructure	150,000	116,666	1,271,186
Liabilities for employees' retirement benefits	206,989	216,935	1,754,144
Other	36,781	37,897	311,731
Total long-term liabilities	*3,586,273*	*3,531,139*	*30,392,145*
CONTINGENCIES (Notes 11 and 12)			
EQUITY (Notes 9 and 13):			
Common stock—authorized, 8,960,000 shares; issued, 2,240,000 shares in 2007 and 2006	112,000	112,000	949,152
Capital surplus	53,586	53,500	454,118
Retained earnings:			
Legal reserve	12,504	12,504	105,966
Unappropriated	865,207	750,136	7,332,262
Unrealized gain on available-for-sale securities	27,251	25,115	230,950
Treasury stock—at cost, 267,973 shares in 2007 and nil in 2006	(308,168)	—	(2,611,593)
Total equity	*762,381*	*953,256*	*6,460,855*
TOTAL	*¥ 5,003,499*	*¥ 5,156,062*	*$ 42,402,533*

See notes to non-consolidated financial statements.

Non-Consolidated Statements of Income

Central Japan Railway Company

Years Ended March 31, 2007, 2006 and 2005

	Millions of Yen (Note 2)			Thousands of U.S. Dollars (Note 2)
	2007	2006	2005	**2007**
OPERATING REVENUES :				
Railway business	**¥ 1,203,957**	¥ 1,191,496	¥ 1,140,834	**$ 10,203,024**
Other	**8,357**	8,119	8,420	**70,822**
Total operating revenues	***1,212,314***	*1,199,616*	*1,149,254*	***10,273,846***
OPERATING COSTS AND EXPENSES :				
Railway business (Notes 4.)	**826,850**	811,395	813,743	**7,007,203**
Other	**4,641**	4,466	4,533	**39,330**
Total operating costs and expenses	***831,491***	*815,862*	*818,276*	***7,046,533***
Operating income	***380,823***	*383,753*	*330,978*	***3,227,313***
OTHER INCOME (EXPENSES) :				
Interest and dividend income	**1,122**	706	821	**9,508**
Interest expense (Note 8)	**(148,242)**	(158,677)	(176,660)	**(1,256,288)**
Gain or loss on sales of investment securities—net	**—**	(1)	20,609	**—**
Loss on debt assumption (Note 8)	**(23,465)**	(33,507)	(29,789)	**(198,855)**
Other—net (Note 6)	**7,729**	(16)	1,712	**65,491**
Other expenses—net	***(162,857)***	*(191,496)*	*(183,306)*	***(1,380,144)***
INCOME BEFORE INCOME TAXES	**217,966**	192,256	147,671	**1,847,169**
INCOME TAXES (Note 10):				
Current	**90,801**	91,888	66,568	**769,500**
Deferred	**(2,976)**	(15,712)	(9,519)	**(25,220)**
Total income taxes	***87,824***	*76,176*	*57,049*	***744,280***
NET INCOME	**¥ 130,141**	¥ 116,080	¥ 90,622	**$ 1,102,889**
	Yen			U.S. Dollars
PER SHARE OF COMMON STOCK (Note 3.p):				
Net income	**¥ 65,794.51**	¥ 51,673.80	¥ 40,329.38	**$ 557.58**
Cash dividends applicable to the year	**7,500.00**	6,500.00	5,500.00	**63.55**

See notes to non-consolidated financial statements.

Non-Consolidated Statements of Changes in Equity

Central Japan Railway Company — Years Ended March 31, 2007, 2006 and 2005

	Thousands	Millions of Yen (Note 2)						
				Retained Earnings				
	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Legal Reserve	Unappr- opriated	Unrealized Gain on Available-for-sale Securities	Treasury Stock	Total Equity
BALANCE, APRIL 1, 2004	2,240	¥ 112,000	¥ 53,500	¥ 12,504	¥ 568,632	¥ 10,744		¥ 757,382
Net income					90,622			90,622
Cash dividends, ¥5,000 per share					(11,200)			(11,200)
Bonuses to directors and corporate auditors					(274)			(274)
Net increase in unrealized gain on available-for-sale securities						12		12
BALANCE, MARCH 31, 2005	2,240	112,000	53,500	12,504	647,780	10,757		836,542
Net income					116,080			116,080
Cash dividends, ¥6,000 per share					(13,440)			(13,440)
Bonuses to directors and corporate auditors					(284)			(284)
Net increase in unrealized gain on available-for-sale securities						14,357		14,357
BALANCE, MARCH 31, 2006	2,240	112,000	53,500	12,504	750,136	25,115		953,256
Net income					130,141			130,141
Cash dividends, ¥7,000 per share					(14,739)			(14,739)
Bonuses to directors and corporate auditors					(331)			(331)
Purchase of treasury stock	(268)						¥ (308,988)	(308,988)
Disposal of treasury stock			86				819	906
Net increase in unrealized gain on available-for-sale securities						2,136		2,136
BALANCE, MARCH 31, 2007	1,972	¥ 12,000	¥ 53,586	¥ 12,504	¥ 865,207	¥ 27,251	¥ (308,168)	¥ 762,381

	Thousands of U.S. Dollars (Note.1)						
			Retained Earnings				
	Common Stock	Capital Surplus	Legal Reserve	Unappr- opriated	Unrealized Gain on Available-for-sale Securities	Treasury Stock	Total Equity
BALANCE, MARCH 31, 2006	$ 949,152	$ 453,390	$ 105,966	$ 6,357,084	$ 212,848		$ 8,078,440
Net income				1,102,889			1,102,889
Cash dividends, $59.32 per share				(124,906)			(124,906)
Bonuses to directors and corporate auditors				(2,805)			(2,805)
Purchase of treasury stock						$ (2,618,542)	(2,618,542)
Disposal of treasury stock		728				6,949	7,677
Net increase in unrealized gain on available-for-sale securities					18,102		18,102
BALANCE, MARCH 31, 2007	$ 949,152	$ 454,118	$ 105,966	$ 7,332,262	$ 230,950	$ (2,611,593)	$ 6,460,855

See notes to non-consolidated financial statements.

Notes to Non-Consolidated Financial Statements

Central Japan Railway Company

1. INCORPORATION OF CENTRAL JAPAN RAILWAY COMPANY

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR") was succeeded to by the following newly established organizations: seven railway companies including the Company, the former Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund (1997–1991), which was subsequently succeeded by the Corporation for Advanced Transport and Technology (the"CATT") (2003–1997) and in turn by the Japan Railway Construction, Transport and Technology Agency(the"JRTT")), former Railway Telecommunication Co., Ltd., Railway Information Systems Co., Ltd. and the Railway Technical Research Institute. JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and corporate auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, since the Law was revised and the Company was no longer in scope of the Law, the Company was not required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka stock exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offerings.

Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation (the"JRCPC").

On October 1, 2003, the CATT and the JRCPC were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as JRTT.

In July 2005, the JRTT sold 600,000 shares of the Company.

On April 5, 2006, the JRTT also sold its remaining 286,071 shares of the Company. As a result of this sale, all of the Company's shares held by the JRTT were sold.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements have been prepared from the accounts maintained by the Company in accordance with the provisions set forth in the Corporate Law of Japan, the Japanese Securities and Exchange Law, the Law for Railway Business Enterprise and related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the statement of changes in equity" in the current fiscal year.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with accounting principles generally accepted in Japan.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2006 non-consolidated balance sheet and in the 2006 and 2005 non-consolidated statements of income to conform to the classifications used in 2007.

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 30, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate. Japanese yen figures less than million yen are rounded down to the nearest million yen, except for per share information and U.S. dollar figures less than thousand of U.S. dollar are also rounded down to the nearest thousand of U.S. dollar, except for per share information.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Non-consolidation

The non-consolidated financial statements do not include the accounts of subsidiaries. Investment in subsidiaries and associated companies are stated at cost.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits and commercial paper that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

c. Materials and Supplies

Materials and supplies are carried at cost determined by the moving-average cost method.

d. Investment Securities

All investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are principally comprised of investment securities, and are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property and Equipment

Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.

Depreciation is computed on the declining-balance method over the estimated useful lives of the assets (see Note 4.). Additional depreciation is provided for the Shinkansen cars based on kilometers traveled.

The range of useful lives is principally from 3 to 60 years for buildings and structures, from 10 to 20 years for rolling stock, and from 3 to 20 years for machinery and equipment.

Depreciation of certain railway ground structures except for Shinkansen railway ground facilities are accounted for by the replacement-accounting method.

f. Long-lived Assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the ASBJ issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2004.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g. Software Costs

Software costs are amortized by the straight-line method over 5 years.

h. Deferred Charges

Bond issuance costs are charged to income as incurred.

i. Allowance for Large Scale Renovation of the Shinkansen Infrastructure

Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law.

j. Retirement and Pension Plans

The Company has an unfunded retirement plan covering substantially all employees.

The liability for employees' retirement benefits is mainly calculated based on the projected benefit obligations at the balance sheet date.

k. Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The non-consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

l. Leases

All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

m. Income Taxes

The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

n. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

o. Consumption Tax

Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenues and expenses.

p. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

The net income available to common shareholders used in the computation for 2007, 2006 and 2005 were ¥130,141 million ($1,102,889 thousand), ¥115,749 million and ¥90,337 million, respectively. The average number of common shares used in the computation was 1,978,000 shares for 2007, 2,240,000 shares for 2006 and 2005. Diluted net income per share is not presented in the accompanying non-consolidated financial statements as the Company does not have any dilutive securities.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

q. Related Party Transaction

Related party transactions other than with subsidiaries are not presented herein, as they are disclosed in the consolidated financial statements of the Company and consolidated subsidiaries.

r. New Accounting Pronouncements

Measurement of Inventories

Under generally accepted accounting principles in Japan, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

4. ACCOUNTING CHANGES

Effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method which had been different from method adopted for conventional railway network since assuming the Shinkansen railway ground facilities. This change was made to reinforce the financial position and unify the method of Shinkansen railway ground facilities to that of conventional railway network in connection with both commencement of Shinagawa station and drastic timetable revisions focusing on completion of improving the Shinkansen trains to operate at 270 km/hr.

The effects of this change were to increase depreciation by ¥39,817 million and to decrease operating income and income before income taxes, respectively, by approximately ¥39,817 million for the year ended March 31, 2005.

5. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Land	**¥ 2,330,051**	¥ 2,332,925	**$ 19,746,194**
Buildings	**484,508**	470,191	**4,106,000**
Structures	**3,381,554**	3,393,731	**28,657,237**
Rolling stock	**745,585**	727,937	**6,318,516**
Machinery and equipment	**408,277**	383,751	**3,459,974**
Construction in progress	**109,270**	92,484	**926,045**
Total	***7,459,248***	*7,401,022*	***63,213,966***
Accumulated depreciation	**(2,995,489)**	(2,859,058)	**(25,385,500)**
Net property and equipment	***¥ 4,463,759***	*¥ 4,541,963*	***$ 37,828,466***

6. LONG-LIVED ASSETS

The Company recognizes all properties of the railway business as one asset group, which includes both the Shinkansen railway ground facilities and conventional railway network. The business properties other than railway business properties are also principally divided into each asset groups in which the Company continuously receives cash flows in consideration of complementary cash flows.

The Company reviewed its long-lived assets for impairment as of the year ended March 31, 2005 and, as a result, recognized an impairment loss of ¥1,005 million as other expense for land in Aichi or other areas, which are included in construction in progress, due to having been idle by freezing plans of increasing lines. These carrying amounts were written down to the recoverable amounts, which were measured at memorandum value, due to the fact that there were little opportunities to sell or divert those assets.

The Company reviewed its long-lived assets for impairment as of the year ended March 31, 2006 and, as a result, recognized an impairment loss of ¥2,450 million for land mostly used as a company house for its employees. Since the Company committed to a plan to sell the land, these carrying amounts were written down to the recoverable amounts, which were measured at its net selling value determined by quotation from real estate appraisers.

7. LONG-TERM DEBT

Long-term debt as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Secured 3.95% Bonds due 2016	**¥ 30,000**	¥ 30,000	**$ 254,237**
Secured 2.825% Bonds due 2017	**50,000**	50,000	**423,728**
Secured 2.18% Bonds due 2018	**30,000**	30,000	**254,237**
Secured 2.6% Bonds due 2020	**50,000**	50,000	**423,728**
Unsecured 2.39% Bonds due 2022	**20,000**	20,000	**169,491**
Unsecured 2.2% Bonds due 2022	**20,000**	20,000	**169,491**
Unsecured 1.49% Bonds due 2012	**10,000**	10,000	**84,745**
Unsecured 1.74% Bonds due 2022	**20,000**	20,000	**169,491**
Unsecured 1.42% Bonds due 2017	**10,000**	10,000	**84,745**
Unsecured 1.15% Bonds due 2022	**25,000**	25,000	**211,864**
Unsecured 1.31% Bonds due 2033	**10,000**	10,000	**84,745**
Unsecured 2.015% Bonds due 2023	**10,000**	10,000	**84,745**
Unsecured 2.2% Bonds due 2024	**10,000**	10,000	**84,745**
Unsecured 2.19% Bonds due 2019	**10,000**	10,000	**84,745**
Unsecured 1.875% Bonds due 2019	**20,000**	20,000	**169,491**
Unsecured 2.21% Bonds due 2024	**10,000**	10,000	**84,745**
Unsecured 1.775% Bonds due 2020	**20,000**	20,000	**169,491**
Unsecured 1.28% Bonds due 2012	**20,000**	20,000	**169,491**
Unsecured 1.77% Bonds due 2017	**20,000**	20,000	**169,491**
Unsecured 1.695% Bonds due 2016	**20,000**	20,000	**169,491**
Unsecured 1.845% Bonds due 2013	**20,000**		**169,491**
Unsecured 2.14% Bonds due 2018	**20,000**		**169,491**
Unsecured 2.405% Bonds due 2026	**10,000**		**84,745**
Unsecured 2% Bonds due 2016	**30,000**		**254,237**
Unsecured 2.04% Bonds due 2018	**19,984**		**169,355**
Unsecured 2.39% Bonds due 2026	**29,979**		**254,059**
Unsecured 1.88% Bonds due 2016	**19,988**		**169,389**
Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2007 to 2024	**646,660**	584,535	**5,480,185**
Total	***1,256,612***	*999,535*	***10,267,889***
Less current maturities	**(106,484)**	(109,774)	**(902,406)**
Long-term debt, less current maturities	***¥ 1,105,127***	*¥ 889,760*	***$ 9,365,483***

The annual maturities of long-term debt outstanding as of March 31, 2007, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 106,484	$ 902,406
2009	75,984	643,932
2010	133,794	1,133,847
2011	129,994	1,101,644
2012	124,894	1,058,423
Thereafter	640,458	5,427,637
Total	*¥ 1,211,612*	*$ 10,267,889*

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with financial institutions and accounts for all outstanding bonds covered by these agreements as contingent liabilities. The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($169,491 thousand) as of March 31, 2007(see Note 12).

The Company has credit commitments from banks in order to ensure short-term liquidity. Total unused credit available to the Company at March 31, 2007 was ¥100,000 million ($847,457 thousand).

All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,525,423 thousand), including aforementioned off-balanced bonds of ¥20,000 million ($169,491 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.

8. LONG-TERM PAYABLES

Long-term payables as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Long-term payables incurred for purchase of the Shinkansen railway ground facilities:			
With average interest rate of 4.33% (2007) and 4.37% (2006), due semiannually through 2017	**¥ 1,390,380**	¥ 1,574,031	**$ 11,782,881**
With a fixed interest rate of 6.35%, due semiannually through 2017	**224,711**	290,726	**1,904,330**
With a fixed interest rate of 6.55%, due semiannually through 2051	**579,157**	581,335	**4,908,110**
Other	**9,821**	10,122	**83,237**
Total	***2,204,071***	*2,456,215*	**18,678,558**
Less current maturities	**(116,697)**	(186,336)	**(988,957)**
Long-term payables, less current maturities	***¥ 2,087,373***	*¥ 2,269,879*	***$ 17,689,601***

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity and has provided such financial institutions and special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥386,083 million ($3,271,889 thousand) and ¥362,686 million as of March 31, 2007 and 2006, respectively, and the related loss on debt assumption amounted to ¥23,465 million ($198,855 thousand) and ¥33,507million for the years ended March 31, 2007and 2006, respectively (see Note 12).

The annual maturities of long-term payables as of March 31, 2007, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 116,697	$ 988,957
2009	121,843	1,032,567
2010	127,469	1,080,245
2011	133,137	1,128,279
2012	138,817	1,176,415
Thereafter	1,566,106	13,272,095
Total	*¥ 2,204,071*	*$ 18,678,558*

Interest expense on the aforementioned long-term payables amounted to ¥121,525 million ($1,029,872 thousand), ¥135,154 million and ¥152,338 million for the years ended March 31, 2007, 2006 and 2005, respectively.

9. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law") , which reformed and replaced the Commercial Code of Japan with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

10. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40% for the years ended March 31, 2007and 2006.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2007 and 2006, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Deferred tax assets:			
Liabilities for employees' retirement benefits	**¥ 83,209**	¥ 87,207	**$ 705,161**
Depreciation and amortization	**52,870**	45,159	**448,050**
Software	**13,254**	10,446	**112,322**
Railway usage charges	**7,788**	8,288	**66,000**
Accrued bonuses	**8,089**	7,543	**68,550**
Other	**33,209**	36,385	**281,467**
Total	***198,423***	*195,032*	***1,681,550***
Less valuation allowance	**(14,871)**	(14,856)	**(126,043)**
Deferred tax assets	***183,551***	*180,176*	***1,555,507***
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**18,319**	16,883	**155,254**
Property and equipment	**4,274**	3,876	**36,220**
Deferred tax liabilities	**22,594**	20,760	**191,474**
Net deferred tax assets	***¥ 160,957***	*¥ 159,416*	***$ 1,364,033***

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the years ended March 31, 2007 and 2006.

11. LEASES

The Company leases certain assets relating to railway business and other business. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company were ¥508million ($4,305 thousand) and ¥553 million for the years ended March 31, 2007 and 2006, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2007 and 2006 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2007			2006			**2007**		
	Railway Business Property	Other Business Property	Total	Railway Business Property	Other Business Property	Total	Railway Business Property	Other Business Property	Total
Acquisition cost	**¥ 2,156**	**¥ 140**	**¥ 2,297**	¥1,474	¥ 174	¥ 1,649	**$ 18,279**	**$ 1,187**	**$ 19,466**
Accumulated depreciation	**679**	**58**	**737**	434	108	543	**5,763**	**492**	**6,255**
Net leased property	***¥ 1,477***	***¥ 81***	***¥ 1,559***	*¥ 1,040*	*¥ 65*	*¥ 1,105*	***$ 12,516***	***$ 695***	***$ 13,211***

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Due within one year	**¥ 464**	¥ 370	**$ 3,932**
Due after one year	**1,095**	735	**9,279**
Total	***¥ 1,559***	*¥ 1,105*	***$ 13,211***

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying non-consolidated statements of income, computed by the straight-line method was ¥508 million ($4,305 thousand) and ¥553 million for the years ended March 31, 2007 and 2006, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2007 and 2006 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Due within one year	**¥ 864**	¥ 864	**$ 7,322**
Due after one year	**1,406**	2,270	**11,915**
Total	***¥ 2,270***	*¥ 3,135*	***$ 19,237***

12. CONTINGENCIES

The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥34,462 million ($292,050 thousand) by the Institute as of March 31, 2007, the proceeds of which are being used for the enhancement of technology development for the Maglev system.

As discussed in Notes 7 and 8, based on debt assumption agreements with the financial institutions and the special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and special purpose entity. At March 31, 2007, the Company had contingent obligations of ¥20,000 million ($169,491 thousand) for the bonds and ¥386,083 million ($3,271,889 thousand) for long-term payables, respectively.

The Company also had contingent liabilities for guarantees of the loans of a subsidiary amounting to ¥55,053 million ($466,550 thousand) at March 31, 2007.

13. SUBSEQUENT EVENT

The following appropriations of retained earnings at March 31, 2007 were approved at the Company's shareholders meeting held on June 22, 2007:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥4,000 ($33.89) per share	¥ 7,888	$ 66,847

Independent Auditors' Report

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax:+81(3)3457 1694
www.deloitte.com/jp

Deloitte.

To the Board of Directors of Central Japan Railway Company:

We have audited the accompanying consolidated balance sheets of Central Japan Railway Company(the "Company") and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2007, and the accompanying non-consolidated balance sheets of Central Japan Railway Company as of March 31, 2007 and 2006, and the related non-consolidated statements of income and changes in equity for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These consolidated and non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated and non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated and non-consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,

(1) The consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

(2) The non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Japan Railway Company as of March 31, 2007 and 2006, and the results of its operations for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 4 to the consolidated financial statements and Note 4 to the non-consolidated financial statements, the Company changed its method of accounting for depreciation for the buildings and structures of the Shinkansen railway ground facilities as of April 1, 2004.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 of the consolidated financial statements and the non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 22, 2007

Appendix 1—Transportation Data

■Rolling Stock Kilometers


(million kilometers)
Total
795 815 877 942 993 1,006 991 978 983 963 964 950 941 936 939 940 948 989 1,050 1,057
Shinkansen
586 603 658 713 755 770 757 751 764 738 739 729 722 720 725 728 737 782 845 852
Conventional Railway
209 212 219 229 238 236 234 227 228 226 225 221 219 216 214 213 211 207 205 206
1,200 1,000 800 600 400 200 0
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3 '07.3

■Top 10 Stations in terms of Number of Passengers

(Daily average of FY 2006)


(thousand passengers / day)
200 150 100 50 0
184 92 65 60 53 37 32 30 29 28
Nagoya Tokyo Shin-osaka Shizuoka Kanayama Hamamatsu Kyoto Mishima Gifu Shin-yokohama

Note:The figures for Tokyo,Kyoto,and Shin-Osaka Stations indicate Shinkansen passengers only

■Passenger Kilometers

●Shinkansen


(hundred million passenger-kilometers)
Total
321 363 374 413 418 407 405 389 398 410 411 394 389 397 406 396 403 416 438 445
Ordinary tickets
320 361 371 409 413 400 397 381 389 400 401 384 379 386 395 385 392 404 426 432
Commuter passes
1 2 3 4 6 7 8 9 9 10 10 10 10 10 11 11 11 12 12 13
450 400 350 300 20 10 0
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3 '07.3

●Conventional Railway


(hundred million passenger-kilometers)
Total
90 88 89 97 103 105 105 100 97 97 95 91 90 90 90 89 89 89 91 90
Ordinary tickets
53 49 48 53 55 56 54 52 52 52 51 51 50 51 51 51 51 52 52 53
Commuter passes
37 39 41 44 48 50 51 49 45 45 44 41 40 39 39 38 38 38 39 38
120 100 80 60 40 20 0
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3 '07.3

■Passenger Ridership

●Shinkansen


(million passengers)
Total
102 112 117 130 134 132 132 128 133 134 134 130 128 130 132 130 132 137 144 145
Ordinary tickets
100 110 114 125 128 125 124 119 123 124 124 119 117 119 121 118 121 124 131 132
Commuter passes
2 2 3 5 6 7 8 9 10 10 11 11 11 11 11 12 12 12 13 13
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3 '07.3

●Conventional Railway


(million passengers)
Total
301 322 327 354 380 392 396 393 393 395 387 382 378 377 377 373 374 374 382 381
Commuter passes
189 199 208 223 238 248 252 253 252 253 247 244 242 241 240 238 239 239 242 245
Ordinary tickets
112 123 119 131 141 144 144 140 141 143 141 137 136 137 137 135 136 135 141 136
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3 '07.3

■Railway Passenger Operations Revenues

●Shinkansen


(Billions of yen)
Total
714.6 810.2 842.6 925.2 944.0 919.9 919.9 898.2 925.5 953.0 961.4 925.6 913.8 932.1 956.8 939.1 957.6 981.3 1,030.4 1,043.0
Ordinary tickets
713.0 807.6 839.3 920.2 937.1 911.5 910.5 887.9 914.5 941.2 949.1 913.0 901.1 919.2 943.7 925.8 944.2 967.3 1,015.8 1,027.9
Commuter passes
1.5 2.4 3.2 4.8 6.8 8.3 9.2 10.1 10.8 11.7 12.1 12.5 12.5 12.7 13.0 13.2 13.2 13.8 14.4 15.0
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3 '07.3

●Conventional Railway


(Billions of yen)
Total
110.9 109.4 111.2 122.9 130.0 131.7 129.2 122.5 119.3 119.9 116.8 112.3 109.9 108.9 107.9 106.3 105.7 104.2 105.7 103.9
Ordinary tickets
86.4 84.2 84.9 94.4 99.7 100.3 96.8 90.0 86.9 87.1 84.8 80.0 78.0 76.7 75.7 74.1 73.3 71.6 72.9 70.7
Commuter passes
24.2 25.0 26.0 28.2 30.0 31.2 32.2 32.2 32.1 32.6 31.8 32.1 31.8 32.1 32.0 32.0 32.3 32.5 32.7 33.1
'88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3 '05.3 '06.3 '07.3

Appendix 2—Financial Data

Consolidated Financial Highlights Central Japan Railway Company and Consolidated Subsidiaries

Years ended March 31, 2007, 2006 and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note)
	2007	2006	2005	2007
For the Year:				
Operating Revenues	¥1,491,269	¥1,467,650	¥1,409,497	$12,637,872
Operating Costs and Expenses	1,088,782	1,063,895	1,061,670	9,226,966
Operating Income	402,487	403,754	347,826	3,410,906
Income before Income Taxes and Minority Interests	233,040	206,561	159,415	1,974,907
Net Income	137,144	122,437	96,087	1,162,237
Depreciation and Amortization	215,225	234,854	250,807	1,823,940
Capital Expenditures	213,927	132,423	142,722	1,812,940
Per Share of Common Stock (in Yen and U.S. Dollars):				
Net Income	¥69,407.69	¥54,560.69	¥42,806.63	$588.20
Cash Dividends Applicable to the Year	7,500.00	6,500.00	5,500.00	63.56
At Year-End:				
Total Assets	¥5,164,581	¥5,309,848	¥5,309,491	$43,767,635
Equity	804,412	973,669	850,456	6,692,753
Shareholder's Equity	789,746			6,692,762
Equity Ratio	15.3 %	18.3 %	16.0 %	
Net income/Total Assets	2.6	2.3	1.8	
ROE (Return on Equity)	15.6	13.4	11.9	

Note: Fiscal 2007 yen figures have been converted into U.S. dollars at the rate of ¥118=US$1, the approximate rate of exchange at March 31, 2007.

Operating Revenues (Billions of Yen)


1,500
1,200
900
600
300
0
1,409
1,467
1,491
'05
'06
'07

Net Income (Billions of Yen)


150
120
90
60
30
0
96
122
137
'05
'06
'07

Depreciation and Amortization, and Capital Expenditures (Billions of Yen)


250
200
150
100
50
0
250
142
234
132
215
213
'05
'06
'07
Depreciation and Amortization
Capital Expenditures

Total Long-Term Debt and Long-Term Payables (Billions of Yen)


4,000
3,000
2,000
1,000
0
3,763
3,545
3,498
'05
'06
'07

Non-Consolidated Financial Highlights Central Japan Railway Company

Years ended March 31, 2007, 2006 and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note)
	2007	2006	2005	2007
For the Year:				
Operating Revenues	1,212,314	¥1,199,616	¥1,149,254	10,273,847
Railway	1,203,957	1,191,496	1,140,834	10,203,025
Other	8,357	8,119	8,420	70,822
Operating Costs and Expenses	831,491	815,862	818,276	7,046,534
Railway	826,850	811,395	813,743	7,007,203
Other	4,641	4,466	4,533	39,331
Operating Income	380,823	383,753	330,978	3,227,313
Income before Income Taxes	217,966	192,256	147,671	1,847,169
Net Income	130,141	116,080	90,622	1,102,889
Depreciation and Amortization	201,223	221,289	237,891	1,705,283
Capital Investments	209,800	128,367	128,567	1,777,970
Per Share of Common Stock (in Yen and U.S. Dollars):				
Net Income	65,794.51	¥51,673.80	¥40,329.38	557.58
Cash Dividends Applicable to the Year	7,500.00	6,500.00	5,500.00	63.56
At Year-End:				
Total Assets	5,003,499	¥5,156,062	¥5,146,467	42,402,533
Equity	762,381	953,256	836,542	6,460,855
Shareholder's Equity	762,381			6,460,855
Equity Ratio	15.2 %	18.5 %	16.3 %	
Net Income/Total Assets	2.6	2.3	1.7	
ROE (Return on Equity)	15.2	13.0	11.4	

Note: Fiscal 2007 yen figures have been converted into U.S. dollars at the rate of ¥118=US$1, the approximate rate of exchange at March 31, 2007.

Operating Revenues
(Billions of Yen)



1,500
1,200
900
600
300
0
1,149
1,199
1,212
'05
'06
'07

Net Income
(Billions of Yen)



150
120
90
60
30
0
90
116
130
'05
'06
'07

Depreciation and Amortization, and Capital Investments
(Billions of Yen)



250
200
150
100
50
0
237
128
221
128
201
209
'05
'06
'07
Depreciation and Amortization
Capital Investments

Total Long-Term Debt and Long-Term Payables
(Billions of Yen)



4,000
3,000
2,000
1,000
0
3,665
3,455
3,415
'05
'06
'07

Appendix 2—Financial Data

■Financial Results (Consolidated)



(Billions of yen)
Operating Revenues
Operating Income
Ordinary Income
Net Income
Forecast

■Financial Results (Non-Consolidated)



(Billions of yen)
Operating Revenues
Operating Income
Ordinary Income
Net Income
Forecast

■ Total Shareholders' Equity (Non-Consolidated)



(Billions of yen)
1,000
800
600
400
200
0
182.0
217.2
284.0
337.2
376.7
398.8
413.6
419.3
433.1
455.6
477.7
479.0
589.3
629.1
662.3
690.8
757.3
836.5
953.2
762.3
'88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3
'07.3

■ Total Long-Term Debt and Long-Term Payables



Long-Term Payable for Tokaido Shinkansen
Latent Liabilities Born by the Shinkansen Leasing System
Long-Term Loans
Corporate Bonds
Inherited Liabilities
(Billions of yen)
Annual Weighted Average Interest Rate
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
8.0
7.0
6.0
5.0
4.0
3.0
5,269.3
5,223.0
5,232.7
5,195.6
5,456.2
5,422.3
5,392.0
5,346.3
5,278.5
5,164.3
5,045.2
4,922.2
4,801.0
4,560.8
4,289.3
4,125.5
3,943.4
3,665.8
3,455.7
3,415.6
3,315.6
7.07
6.84
6.21
6.10
6.52
6.41
6.18
5.82
5.85
5.46
5.22
5.16
5.12
5.02
4.93
4.78
4.63
4.54
4.35
4.14
'88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3
'07.3
'08.3
Forecast

Appendix 3—Capital Investment

■Capital Investment and Depreciation (Non-Consolidated)



(Billions of yen)
300
250
200
150
100
50
0
Capital Investment
Safety-related Investment
Depreciation and Amortization
50.1
54.2
120.3
159.5
174.3
197.8
211.1
186.7
189.8
166.9
164.8
182.9
182.5
182.8
171.3
172.6
200.3
199.8
159.2
156.8
151.5
211.6
207.4
208.4
208.0
157.6
161.5
169.8
212.2
155.5
237.8
128.5
128.3
221.2
209.8
201.2
288.0
221.0
82.1
32.8
39.1
82.6
96.1
71.8
80.6
72.7
70.9
74.2
87.1
100.1
97.6
99.8
87.3
111.3
99.1
94.1
86.3
89.3
68.9
128.5
169.0
'88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3
'06.3
'07.3
'08.3
Forecast

■FY2007 Key Measures and Related Capital Investment

1 "Securing Safe and Reliable Operation" — Capital Investment: 100 billion yen

Every effort is made to continually secure safe and reliable operation, which is the foundation of the railway business.

❶Strengthening of earthquake countermeasures, including quake-resistant reinforcement of elevated track columns and rail embankments along the Tokaido Shinkansen, functional upgrades to the Earthquake Disaster Prevention System by increasing the number of detection points of the "Tokaido shinkansen EaRthquake Rapid Alarm System (TERRA-S)"
❷Installing safety devices on conventional railway rolling stock, including operation data recorders and emergency train stop devices
❸Promoting disaster prevention measures including countermeasures against rocks falling on conventional railways, upgrading safety devices on level crossings, introducing solid state interlocking equipment in station yards, upgrading the CTC (Centralized Traffic Control) and initiating the work of installing the ATS-PT (ATS: Automatic Train Stop)

2 "Introducing the Series N700 and Strengthening the Transportation Infrastructure of the Tokaido Shinkansen" — Capital Investment: 100 billion yen

Commercial operation of the Series N700 will start on July 1st, 2007 , and at the same time various programs are being promoted with the aim of enhancing the transportation infrastructure of the Tokaido Shinkansen.

❶Launching commercial operation of the Series N700 according to the timetable revision planned on July 1st, 2007
❷Progressively increasing the number of N700 introduced for "*Nozomi*" service directly linking the Tokaido and Sanyo section in FY 2007
❸Advancing the work of expanding the electrical infrastructure of the Tokaido Shinkansen such as building new frequency conversion substations
❹Conducting renovation work on the Shin-Osaka Shinkansen Station, such as increasing the number of platforms



Green Car (First Class) of the Series N700

3 "Proactively Implementing Marketing Initiatives" — Capital Investment: 22 billion yen

Marketing initiatives will be proactively implemented to further improve convenience of the "Express Reservation" service and to stimulate tourism demand.

❶Launching the "Express Reservation" IC card service, a new service taking advantage of IC technology
❷Introducing the "TOICA" IC card for use as a stored-fare railway ticket or a commuter pass in the Shizuoka area
❸Offering attractive products that make maximum use of tourism resources in Kyoto, Nara, Ise, Tokyo and other locations, and at the same time actively launching a variety of promotion campaigns

4 "Promoting Development of Railway Technology and Efforts for Global Environmental Conservation" — Capital Investment: 1 billion yen

Technology development will be promoted in order to further enhance railway technology, and at the same time efforts will be proactively advanced for conserving the the global environment.

❶Fostering research and development at JR Central Research Center in Komaki (Aichi Prefecture) with a focus on "improving railway technology" and "addressing challenges in new fields"
❷Continuing to actively advance measures that contribute to conservation of the global environment, such as introduction of the Series N700, with the goal of realizing further environmental suitability and significantly reducing energy consumption
❸Aiming for the widespread penetration of the concept of "Eco Business Trips" and actively disseminating related information

5 "Furthering Testing and Extension of the Yamanashi Maglev Test Line and Studying an Advanced Joint Artery for the Tokaido Shinkansen" — Capital Investment: 6 billion yen

Continuing research and development to realize future commercial operation of the Superconductive Maglev.

❶Conducting running tests along the priority section of the Yamanashi Maglev Test Line to further verify long-term durability and reduce costs
❷Steadily implementing an extension of the existing test line to 42.8km, along with upgrading specifications of existing facilities in order to conduct new tests to verify the appropriate system for practical application of the Superconductive Maglev technology

Proceeding with consideration of an advanced joint transportation artery for the Tokaido Shinkansen.

❶JR Central is responsible for the management of Japan's major tranportation artery linking the Tokyo, Nagoya and Osaka metropolitan areas. In order to continue to fulfill this responsibility in the future, we are studying advancing on our own initiative the realization of a new ultra high-speed mass transportation system other than the Tokaido Shinkansen
❷Consideration of this advanced joint transportation artery will be continued according to the approach adopted for and future technological achievements of the lengthened 42.8km Yamanashi Maglev Test Line


The Yamanashi Maglev Testline

6 "Upgrading Station Facilities" — Capital Investment: 24 billion yen

Station facilities will be upgraded to ensure that our customers are able to use the railway with more safety and convenience.

❶Promoting the renovation of major stations such as Tokyo Station
❷Steadily introducing barrier-free accessible facilities in cooperation with concerned local governments and other institutions
A. Installing elevators and escalators
B. Eliminating level differences between trains and conventional railway platforms to improve evenness
C. Furnishing multifunction toilets and other improvements
❸Establishing new conventional railway stations and promoting the elevation of stations or railway tracks


Nagoya Station Renewed (Concept)

7 "Developing Affiliated Businesses" — Capital Investment: 44 billion yen

In order to further the development of affiliated businesses, we are promoting the renovation of stations housing commercial facilities, business development of sites no longer used for company housing, and the renewal of commercial facilities on station premises.

❶Advancing preliminary arrangements for construction of the JR Central Shin-Yokohama Station Building (tentative name) which will open in 2008
❷Continuing the "NAGOYA CENTRALGARDEN" project, including opening commercial facilities on schedule and promoting the development of condominiums (Period 2), so as to utilize sites disused for company housing, while at the same time steadily preparing for the sale of the "CentralGarden Residence TOKUGAWA MEIRINCHO" condominium apartments on company-owned land in Higashi-ku, Meirin-cho (Nagoya)
❸Promoting renovation of commerical facilities on station premises to coincide with both quake-resistant reinforcement of elevated track columns and improvement work at station facilities

Total Capital Investment FY2007 — Non-consolidated 288 billion yen — Consolidated 329 billion yen

Appendix 4—Operating Environment

International Comparison in Fundamentals


GDP per Capita (2003) (U.S.$)
40,000
30,000
20,000
10,000
0
37,624
29,931
28,016
27,666
28,303
Japan
U.K.
Germany
France
U.S.

Source: OECD


Population Density (2005) (per square kilometer)
400
300
200
100
0
338
245
231
111
32
Japan
U.K.
Germany
France
U.S.

Source: OECD

Railway Operations in Japan


Railways' Share in Total Domestic Passenger Transportation (% of passenger-kilometers traveled)
Ships 0.3%
Airlines 6.3%
Railways 29.4%
Automobiles 64.0%

Source: Ministry of Land, Infrastructure and Transport
Data: FY2005.3


Railways' Share in Total Domestic Passenger Transportation
(by distance traveled)
Ships
100%
80%
60%
40%
20%
Automobiles
Airlines
JR
0km—100km
100km—300km
300km—500km
500km—750km
750km—1000km
1000km—

Source: Research and Analyses of Regional Freight and Passenger Flows Data: FY2006.3
Ministry of Land, Infrastructure and Transport

■JR Central's Market Area

●**Percentage of Japan as a Whole**


JR Central's Market Area
other
GDP
(nominal)
(FY2005.3)
63.9%
36.1%
Population
(As of the end of March 2006)
58.7%
41.3%
50

Note: JR Central's market area includes the following prefectures:
Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

●**Population Density** (As of the end of March 2006)


Japan
(as a whole)
100(Base)
JR Central's
Market Area
247
100
200

Sources: Population-Residential Register (Data: End of March 2005), Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications
GDP-Annual Report on Prefectural Accounts (Data: FY2004.3), Economic and Social Research Institute, Cabinet Office

■Comparison with Airline Transportation

●**Services**

(As of July 2007)

Between Tokyo and ...		Osaka (552.6 km)	Okayama (732.9 km)	Hiroshima (894.2 km)	Fukuoka (1,174.9 km)
Travel Time	Shinkansen	2 hr 25 min	3 hr 12 min	3 hr 47 min	4 hr 50 min
	Airlines	1 hr (About 2 hr 30 min)	1 hr 10 min (About 3 hr)	1 hr 20 min (About 3 hr 10 min)	1 hr 30 min (About 2 hr 40 min)
Departures per day	Shinkansen	238	120	76	60
	Airlines	110	18	30	90

Notes: 1. Travel times is in case of the fastest service
2. Travel times in parentheses include transfer and access times from airports to city centers
3. Travel time between Tokyo and Shin-Osaka stations by Shinkansen

●**Market Share**


JR Central
JR West
Tokyo
Nagoya
Osaka
Okayama
Hiroshima
Fukuoka
Tokyo Area~
Nagoya Area
70 thousand passengers per day
約100%
Tokyo Area~
Osaka Area
122 thousand passengers per day
80%
20%
Tokyo Area~
Okayama Prefecture
7 thousand passengers per day
60%
40%
Tokyo Area~
Hiroshima Prefecture
14 thousand passengers per day
53%
47%
Tokyo Area~
Fukuoka Prefecture
26 thousand passengers per day
9%
91%
Railway
Airlines

Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the Inter-Regional Passenger Mobility Survey (FY2006.3), published by the Ministry of Land, Infrastructure and Transport
Railway market share of FY2007.3 is as follows according to our own estimate. Tokyo Area-Nagoya Area: 100% Tokyo Area-Osaka Area: 80%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki Nagoya Area: Aichi, Mie, Gifu Osaka Area: Osaka, Kyoto, Hyogo, Nara

Appendix 5 —International Railway Comparison[1]

●Route Length
(kilometers)


40,000
30,000
20,000
10,000
0
1,971
7,527
5,024
29,286 *2
34,211
16,116 *3
35,416
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

●Number of Employees*4


250,000
200,000
150,000
100,000
50,000
0
15,422
54,697
25,830
167,278 *5
220,221
14,688 *3
19,234
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

●Train-Kilometers
(passenger train;thousand kilometers)


800,000
600,000
400,000
200,000
0
99,882
260,039
196,843
393,530
717,880
458,400
58,255
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

●Passenger Revenues
(millions of US$)*6


15,000
12,000
9,000
6,000
3,000
0
9,662
14,271
6,430
12,240
13,558
N/A
1,181
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Abbreviations: JR Central: Central Japan Railway Company
JR East: East Japan Railway Company
JR West: West Japan Railway Company
SNCF: Société Nationale des Chemins de fer Français (French National Railways)
DB AG: Deutsche Bahn AG (German Railways)
TOCs: Train Operating Companies
Amtrak: National Railroad Passenger Corporation

Sources: Statistique Internationale des Chemins de fer, Union Internationale des Chemins de fer Railroad Statistics Annual Report, Ministry of Land, Infrastructure and Transport, Japan Asset securities reports

●**Number of Passengers**
(thousands)



6,000,000
4,500,000
3,000,000
1,500,000
0
514,056
5,910,995
1,792,009
962,721
1,763,674
1,038,000
25,076
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

●**Passenger-Kilometers**
(million passenger-kilometers)



150,000
120,000
90,000
60,000
30,000
0
52,880
126,142
52,828
76,159
72,469
41,800
8,660
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

●**Average Traffic Density**
(daily passenger-kilometers/route length)



80,000
60,000
40,000
20,000
0
73,512
45,915
28,808
7,125
5,804
7,106
670
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

●**Passenger Revenues per Train-Kilometer**
(US$ per kilometer)*6



100
80
60
40
20
0
96.7
54.9
32.7
31.1
18.9
N/A
20.3
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Notes
1 Data of Japan for April 2005-March 2006
Data of U.K. for April 2004-March 2005
All other data for January 2005-December 2005
*2. Data of RFF (Réseau Ferré de France)
*3. Data of Network Rail Ltd.
*4 Total number of employees including staff for freight traffic, affiliated businesses, etc.
Data of JR companies are as of March 31, 2006.
Other data are annual means.
*5 Sum of the data of SNCF and RFF
*6 Based on the exchange rates as of the end of applicable fiscal year

Appendix 6—Financial Comparison of Three JR Companies (FY 2007.3)

■*Consolidated*

●**ROE (Return on Equity)** (%)



15.0
7.5
0.0
15.6
12.4
9.7
JR Central
JR East
JR West

●**Net income/Total Assets** (%)



2.50
1.25
0.00
2.6
2.6
2.4
JR Central
JR East
JR West

●**Operating Income / Operating Revenues** (%)



30.0
15.0
0.0
27.0
16.1
10.7
JR Central
JR East
JR West

●**Interest Coverage Ratio** (times)*



4.0
2.0
0.0
2.7
3.3
3.6
JR Central
JR East
JR West

※(Operating income + Interest and dividend income) / Interest expense

●**Total Long-Term Debt and Long-Term Payables / Operating Revenues** (times)



2.50
1.25
0.00
2.3
1.4
0.8
JR Central
JR East
JR West

●**Equity Ratio** (%)



25.0
12.5
0.0
15.3
21.4
25.3
JR Central
JR East
JR West

●**Fixed Ratio** (%)


620.5
426.6
341.1
600
300
0
JR Central
JR East
JR West

●**Current Ratio** (%)


42.8
38.4
26.4
40.0
20.0
0.0
JR Central
JR East
JR West

●**Shareholders' Equity per Share** (¥)


400,896
372,492
303,906
400,000
200,000
0
JR Central
JR East
JR West

●**Earnings per Share** (EPS) (¥)


69,407
44,007
28,415
70,000
35,000
0
JR Central
JR East
JR West

●**Operating Revenues per Employee** (thousands of yen)


62,780
36,877
29,219
60,000
30,000
0
JR Central
JR East
JR West

●**Dividend Payout Ratio** (%)


21.1
20.5
10.8
20
10
0
JR Central
JR East
JR West

Appendix 7—Stock Information

■Stock Price



(yen)
1,500,000
1,450,000
1,400,000
1,350,000
1,300,000
1,250,000
1,200,000
1,150,000
1,100,000
1,050,000
1,000,000
950,000
900,000
850,000
800,000
750,000
700,000
650,000
Oct 2003
Dec 2003
Feb. 2004
Apr 2004
Jun 2004
Aug. 2004
Oct 2004
Dec. 2004
Feb 2005
Apr 2005
Jun. 2005
Aug 2005
Oct 2005
Dec 2005
Feb. 2006
Apr. 2006
Jun. 2006
Aug. 2006
Oct. 2006
Dec. 2006
Feb 2007
Apr. 2007
Jun. 2007

■Major Shareholders

(As of March 31, 2007)

	Number of shares held	Percentage of total issued shares
Mizuho Corporate Bank, Ltd.	97,833	4.37%
The Master Trust Bank of Japan, Ltd. (Trust Account)	97,478	4.35%
Japan Trustee Services Bank, Ltd. (Trust Account)	83,984	3.75%
State Street Bank and Trust Company	71,290	3.18%
The Nomura Trust and Banking Co.,Ltd. (Holder in Retirement Benefit Trust for The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	71,250	3.18%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	66,649	2.98%
State Street Bank and Trust Company 505103	46,093	2.06%
Nippon Life Insurance Company	45,000	2.01%
Japan Trustee Services Bank, Ltd. (Trust Account 4)	40,693	1.81%
Toyota Motor Corporation	40,000	1.79%
Total	660,216	29.47%

Notes 1.Besides the above, JR-Central holds 267,973 repurchased stocks.
2.The JNR Settlement Headquarters within the JRTT is no longer JR-Central's major shareholder, since it completed the sales of its entire shares in JR Central on April 5, 2006.

URL : http://jr-central.co.jp
For further information, please contact:
Investor Relations, Corporate Planning Division
Tel: +81-52-564-2413, Fax: +81-52-587-1300
E-mail : ir.msd@jr-central.co.jp
International Department, Corporate Planning Division
Tel: +81-3-6711-9533, Fax: +81-3-6711-9702



JR CENTRAL

Printed in Jap

CENTRAL JAPAN RAILWAY COMPANY

ファクト・シート

FACT SHEETS 2007

東海旅客鉄道株式会社

目 次

鉄道事業

関連事業

財務・経営

沿革

将来見通しに関する注意事項

"ファクト・シート 2007" に記載されている将来の計画や見込み数値等は、当社が現在入手可能な情報に基づく見通しであり、リスクや不確実性を含んでいます。潜在的なリスクや不確実性の例としては、経済動向や事業環境、消費動向、当社および子会社における他社との競合状況、法律や規制等の変更などが挙げられます。

CONTENTS

Railway Business

Affiliated Businesses

Financial and Managerial Data

History

Forward-Looking Statements

Throughout this fact sheets, forward-looking statements,such as business plans, strategies, and financial forecasts, are based on assumptions that reflect information available at the time of writing. The accuracy of such statements, therefore, is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, notably, consumption trends, competitive challenges, and changes in relevant laws and legal provisions.

営業基盤 JR CENTRAL'S OPERATIONS

営業路線図 Route Map


東海道新幹線
Tokaido Shinkansen
東京 Tokyo
品川 Shinagawa
新横浜 Shin-Yokohama
国府津 Kozu
熱海 Atami
沼津 Numazu
富士 Fuji
静岡 Shizuoka
豊橋 Toyohashi
名古屋 Nagoya
大府 Obu
武豊 Taketoyo
多治見 Tajimi
岐阜 Gifu
大垣 Ogaki
米原 Maibara
京都 Kyoto
新大阪 Shin-Osaka
美濃赤坂 Mino-Akasaka
美濃太田 Mino-Ota
猪谷 Inotani
塩尻 Shiojiri
辰野 Tatsuno
甲府 Kofu
亀山 Kameyama
松阪 Matsusaka
多気 Taki
伊勢奥津 Ise-Okitsu
鳥羽 Toba
新宮 Shingu
高山本線 Takayama
中央本線 Chuo
太多線 Taita
飯田線 Iida
身延線 Minobu
御殿場線 Gotemba
東海道本線 Tokaido
関西本線 Kansai
武豊線 Taketoyo
名松線 Meisho
参宮線 Sangu
紀勢本線 Kisei

営業キロ Operating Kilometers

東海道新幹線 Tokaido Shinkansen		552.6 km
在来線 Conventional Railway	東海道本線 Tokaido Line	360.1 km
	御殿場線 Gotemba Line	60.2 km
	身延線 Minobu Line	88.4 km
	飯田線 Iida Line	195.7 km
	武豊線 Taketoyo Line	19.3 km
	高山本線 Takayama Line	189.2 km
	中央本線 Chuo Line	174.8 km
	太多線 Taita Line	17.8 km
	関西本線 Kansai Line	59.9 km
	紀勢本線 Kisei Line	180.2 km
	名松線 Meisho Line	43.5 km
	参宮線 Sangu Line	29.1 km
	在来線計 Subtotal	**1,418.2 km**
合計 Total		**1,970.8 km**

複線化率
Double and Multi-Tracked Section
55.1% (1,086.8 km)

電化率
Electrified Section
75.7% (1,491.7 km)

CTC化率
Centralized Traffic Control
97.5% (1,922.3 km)

自動信号化率
Automatic Signaling System
97.8% (1,927.3 km)

当社エリアデータ Market Area Data

人口分布図 Population Distribution


当社マーケットエリア
JR Central's Market Area
58.7%
東海道新幹線
Tokaido Shinkansen

県別総生産 Prefectural GDP


当社マーケットエリア
JR Central's Market Area
63.9%
30兆円以上 Over ¥30 trillion
10兆円以上、30兆円未満 ¥10 trillion-¥30 trillion
5兆円以上、10兆円未満 ¥5 trillion-¥10 trillion
5兆円未満 Under ¥5 trillion

注　当社マーケットエリアは以下の都府県を対象として計算
東京都、神奈川県、千葉県、埼玉県、茨城県、静岡県、山梨県、長野県、愛知県、三重県、岐阜県、滋賀県、大阪府、京都府、兵庫県、奈良県
出典　人口：総務省自治行政局「住民基本台帳人口要覧」(平成18(2006)年3月末データ)
県内総生産：内閣府経済社会総合研究所「県民経済計算年報」(平成16(2004)年度データ)

Note: JR Central's market area includes the following prefectures: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

Sources: Population - *Residential Register* (Data: End of March 2006), Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications
GDP - *Annual Report on Prefectural Accounts* (Data: FY 2005.3), Economic and Social Research Institute, Cabinet Office, Government of Japan

乗車人員ベスト10駅 Top 10 Stations in terms of Number of Passengers

(単位　千人　平成18(2006)年度1日平均)
(thousand passengers, daily average of FY 2007.3)


0
20
40
60
80
100
120
140
160
180
200
名古屋 Nagoya 184
東京 Tokyo 92
新大阪 Shin-Osaka 65
静岡 Shizuoka 60
金山 Kanayama 53
浜松 Hamamatsu 37
京都 Kyoto 32
三島 Mishima 30
岐阜 Gifu 29
新横浜 Shin-Yokohama 28

注　東京駅・新横浜駅・京都駅・新大阪駅については新幹線のみの乗車人員
Note: The figures for Tokyo, Shin-Yokohama, Kyoto and Shin-Osaka Stations indicate Shinkansen passengers only

東海道新幹線輸送人キロとGDPの推移 TOKAIDO SHINKANSEN PASSENGER-KILOMETERS AND JAPAN'S GDP


(億人キロ 100 million passenger-kilometers)
(兆円 ¥ trillion)
500
450
400
350
300
250
200
600
500
400
300
200
100
0
国鉄
Japanese National Railways (JNR)
JR東海
Central Japan Railway Company
(100) 315
324
332
338
351
367
378
(126) 396
423
441
467
478
483
478
470
482
496
496
489
493
505
501
507
517
527
540
(175) 550
(100) 287
286
285
292
292
306
310
(112) 321
363
374
413
418
407
405
389
398
410
411
394
389
397
406
396
403
416
438
(155) 445
446
昭和55年度 (1980) 1981.3
56年度 (1981) 1982.3
57年度 (1982) 1983.3
58年度 (1983) 1984.3
59年度 (1984) 1985.3
60年度 (1985) 1986.3
61年度 (1986) 1987.3
62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3
19年度(予想) (2007) 2008.3(forecast)
輸送人キロ(国鉄) Passenger-kilometers (JNR)
輸送人キロ(JR東海) Passenger-kilometers (JR Central)
GDP(実質) GDP (Real)

注　( ) 内は昭和55(1980)年度を100とした場合の指数
(平成6(1994)年以降は連鎖方式(2000暦年基準)による正式系列を使用)
出典 「国民経済計算年報」(内閣府経済社会総合研究所)

Note: ( ) index, FY 1981.3=100
From 1994: Using Reference Series based on Chain-Linked Method (based year 2000)
Source: GDP — *Annual Report on National Accounts*, published by the Economic and Social Research Institute, Cabinet Office, Government of Japan

東海道新幹線の特徴 CHARACTERISTICS OF THE TOKAIDO SHINKANSEN

安全 Safety
開業以来、列車事故等による人身事故は皆無
No passenger fatalities and injuries in over 40 years since operations commenced
安全関連設備への継続的投資
Continuous safety-related investments
人材教育・訓練による安全意識・技能の向上
Highly-skilled personnel with safety awareness through comprehensive training

正確 Punctuality
平均遅延時分 0.3分／列車（平成19（2007）年3月期） Average delay 0.3 min/train (FY 2007.3)

高速 Rapidity
最高速度 270km/h Maximum speed of 270 km/h
東京〜新大阪間（552.6km） 2時間25分（平成19（2007）年7月現在（最速列車による到達時間））
2 hour 25 minutes between Tokyo and Shin-Osaka Stations (Based on the travel time of the westbound fastest Shinkansen train at the time ,as of July 2007)

高頻度 Frequency
列車本数 305本／日（平成19（2007）年7月現在（臨時列車を除く）） 305 regular departures daily (as of July 2007)

供給力 Volume
1日あたり輸送能力：約30万人（新幹線）… 約4万人（航空） （東京〜大阪間 平成19（2007）年7月現在）
Daily passenger capacity: Approx. 300 thousand for Shinkansen vs. approx. 40 thousand for airlines (between Tokyo and Osaka, as of July 2007)
座席数：約1,300席／列車 Approx. 1,300 seats/train
輸送人員：398千人／日、145百万人／年（平成19（2007）年3月期）
Passenger Ridership: 398 thousand passengers/day, 145 million passengers/year (FY 2007.3)

環境適合性 Environmental Suitability
高いエネルギー効率、少ないCO_2排出量（東海道新幹線（700系「のぞみ」）の消費エネルギーは航空機（B777-200）の約6分の1、CO_2排出量は約10分の1）
High energy efficiency and low CO_2 emissions: Approx. one-sixth energy consumption and one-tenth CO_2 emissions of airplanes (*)
(*) Comparison between Series 700 "*Nozomi*" and B777-200, in the case of carrying one seat between Tokyo and Osaka

快適性 Comfort
広い車内空間、静かな車内 Spacious interior and quiet ride

航空輸送サービスとの比較 Comparison with Airline Transportation Services
（平成19（2007）年7月現在 As of July 2007）

東京〜（営業キロ） Between Tokyo and …(Operating kilometers)		大阪（552.6 km） Osaka(552.6 km)	岡山（732.9 km） Okayama(732.9 km)	広島（894.2 km） Hiroshima(894.2 km)	福岡（1,174.9 km） Fukuoka(1,174.9 km)
移動時間 ※1 Travel Time	新幹線 Shinkansen	2時間25分 ※3 2 hr 25 min	3時間12分 3 hr 12 min	3時間47分 3 hr 47 min	4時間50分 4 hr 50 min
	航空 ※2 Airlines	1時間（約2時間30分） 1 hr (About 2 hr 30 min)	1時間10分（約3時間） 1 hr 10 min (About 3 hr)	1時間15分（約3時間10分） 1 hr 15 min (About 3 hr 10 min)	1時間30分（約2時間40分） 1 hr 30 min (About 2 hr 40 min)
発車・離陸数／日 Departures per day	新幹線 Shinkansen	238	120	76	60
	航空 Airlines	110	18	30	90

注 1.移動時間は最速列車または最速便による
2.（ ）は市中から空港までのアクセス時間等を含む
3.東京〜新大阪間の新幹線による移動時間
Notes: 1.Travel times is in case of the fastest service
2.Travel times in parentheses include transfer and access times from airports to city centers
3.Travel time between Tokyo and Shin-Osaka stations by Shinkansen

マーケットシェア Market Share


JR東海 JR Central
JR西日本 JR West
東京 Tokyo
名古屋 Nagoya
大阪 Osaka
岡山 Okayama
広島 Hiroshima
博多 Hakata
鉄道 Railway
航空 Airlines
東京圏〜名古屋圏
70千人/日
Tokyo Area–Nagoya Area
70 thousand passengers/day
約100%
Approx. 100%
東京圏〜大阪圏
122千人/日
Tokyo Area–Osaka Area
122 thousand passengers/day
80%
20%
東京圏〜岡山
7千人/日
Tokyo Area–Okayama Prefecture
7 thousand passengers/day
60%
40%
東京圏〜広島
14千人/日
Tokyo Area–Hiroshima Prefecture
14 thousand passengers/day
53%
47%
東京圏〜福岡
26千人/日
Tokyo Area–Fukuoka Prefecture
26 thousand passengers/day
9%
91%

注 1.マーケットシェア：「旅客地域流動調査」（平成17（2005）年度）における府県相互間旅客輸送人員表による
平成18（2006）年度の鉄道のマーケットシェア（当社試算）
東京圏〜名古屋圏：約100% 東京圏〜大阪圏：80%
2.東京圏：東京都、神奈川県、千葉県、埼玉県、茨城県
名古屋圏：愛知県、三重県、岐阜県
大阪圏：大阪府、京都府、兵庫県、奈良県
Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the *Inter-Regional Passenger Mobility Survey* (FY 2006.3), published by the Ministry of Land, Infrastructure and Transportation
Railway market share of FY 2007.3 is as follows according to our own estimate
Tokyo Area~Nagoya Area: Approx. 100% Tokyo Area~Osaka Area: 80%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki
Nagoya Area: Aichi, Mie, Gifu
Osaka Area: Osaka, Kyoto, Hyogo, Nara

東海道新幹線の競争力強化① STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ①

今後の施策 Future Key Measures

	平成18(2006)年度 FY 2006	平成19(2007)年度 FY 2007	平成20(2008)年度 FY 2008	平成21(2009)年度 FY 2009	平成22(2010)年度 FY 2010	平成23(2011)年度〜 FY 2011 〜
航空の動向 Airline Industry Related						
					羽田空港発着枠拡大 Expansion of arrival/departure slots of Haneda Airport (addition of a runway)	
新幹線競争力の強化 Shinkansen Competitiveness Enhancement						
輸送サービス向上・輸送力増強 Improving Transportation Services and Enhancing Capacity		N700系42編成集中投入(平成19(2007)〜21(2009)年度) Introduction of 42 N700 trainsets (FY 2007 - FY 2009) →全山陽直通「のぞみ」がN700系に Replacing all Tokaido-Sanyo service "*Nozomi*" with N700		電源増強完了 (平成21(2009)年春) Power facility reinforcement completed (Spring 2009)	追加投入を計画中 Additional introduction being planned	新大阪駅改良 (平成25(2013)年度) Shin-Osaka station renovated (FY 2013) ⬇
			「のぞみ」最大10本/時が可能な輸送基盤へ Max.10 "*Nozomi*" Services/hour possible			
販売・利便性向上 Improving Sales Convenience	「エクスプレス予約」"Express Reservation" service ・山陽延伸(平成18(2006)年7月) Service expansion to Sanyo area (Jul. 2006)	・ICサービス導入(平成20(2008)年3月) Introducing IC card service (Mar. 2008)				

平成15(2003)年10月以降の主なダイヤ改正の概要 Summary of Major Timetable Revisions since October 2003

平成15(2003)年10月 October 2003	平成17(2005)年3月 March 2005	平成18(2006)年3月 March 2006	平成19(2007)年7月 July 2007
全列車270km/h運転化により、「ひかり」中心から「のぞみ」中心のダイヤに Replaced "*Hikari*"-centered timetable with "*Nozomi*"-centered timetable under which all trains operate at max. 270km/h 1時間あたりの「のぞみ」の最大本数を3本から7本に Increased the maximum "*Nozomi*" hourly departures from three to seven (in each direction)	1時間あたり「のぞみ」本数を最大7本から8本に増発 Increased the maximum "*Nozomi*" hourly departures to eight 東京〜新神戸・岡山の「のぞみ」を毎時3本化 Increased "*Nozomi*" hourly departures connecting Tokyo and Shin-Kobe or Okayama to three	東京〜博多の「のぞみ」を毎時2本化 Increased the hourly departures of "*Nozomi*" connecting Tokyo and Hakata to two 東京〜広島の「のぞみ」を朝夕毎時3本化 Increased the hourly departures of "*Nozomi*" connecting Tokyo and Hiroshima to three in morning/evening hours	N700系の営業運転開始(スタート時は「のぞみ」8本に投入) Commercial operation of Series N700 started (Initially introduced on eight "*Nozomi*" services) 山陽直通「のぞみ」にN700系を順次投入 Steady increase in the number of N700 introduced on "*Nozomi*" services that directly link the Tokaido and Sanyo sections 早朝、深夜の列車で所要時間を短縮(⇒東京〜新大阪は最速2時間25分) Travel time is shortened for "*Nozomi*" services operating in the early morning and late at night (Shortest time: 2hr 25min. between Tokyo and Shin-Osaka)

東海道新幹線の競争力強化② STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ②

N700系の導入 Introduction of the Series N700

特徴(ハード面) Features (on Hardware Side)

①最高速度：東海道区間270km/h、山陽区間300km/h
Maximum speed: 270km/h on the Tokaido section, 300km/h on the Sanyo section

②省エネ化：電力消費量は初代新幹線0系に比較して32%の省エネルギー化
Energy efficiency: Reducing energy consumption by 32% compared with the first type, Series 0


N700系車両 Series N700

特徴(ソフト面) Features (on Software Side)

①IT機能向上 IT-related service
パソコン利用の利便性向上(背面テーブル大型化・電源コンセント大幅増設)
Improving environment for PC use by enlarging seat-back tables and significantly increasing the number of electric outlets

高速走行中でも安定したインターネット接続環境の実現(東海道区間、平成21(2009)年春～)
Ensuring a stable and reliable Internet usage during high-speed operation (on the Tokaido section, scheduled for Spring 2009)


モバイル用コンセント・背面テーブル
Outlet for mobile services and Seat-back table

駅・車内でのインターネット接続
Internet Connection in the Series N700 (and at Stations)


インターネット Internet
駅 At Stations
LCX
列車無線 (デジタル化) Degitalized Train Radio

②快適性向上 Improvements in comfort
全座席禁煙化、喫煙ルーム設置(6箇所)
Rendering all seats nonsmoking and establishing smoking rooms (six locations)

③乗り心地向上 Improvements in riding comfort
セミアクティブ制振制御装置搭載、新型シート採用等
Installing semi-active vibration control system and introducing new types of seats, etc.


喫煙ルーム Smoking room

投入計画 Plans for Introduction

①平成19(2007)年7月、営業運転開始
Commercial operation started in July 2007

②東海道・山陽区間を直通運転する「のぞみ」に順次投入、平成21(2009)年度にはすべての直通「のぞみ」がN700系に
Gradually introduced on "Nozomi" operating between Tokaido and Sanyo sections (By FY2009, each "Nozomi" that operates between Tokaido and Sanyo sections will use Series N700)

③平成22(2010)年度以降も引続き投入する計画
Planning continuous introduction from FY 2010

	平成19 (2007)年度 FY 2007	平成20 (2008)年度 FY 2008	平成21 (2009)年度 FY 2009	計 Total
投入編成数 Number of trainsets to be introduced	15	16	11	42

「エクスプレス予約」 "Express Reservation" Service

①平成13(2001)年9月サービス開始、ビジネス客を中心としたヘビーユーザーの利便性を向上
Introduced in Sep. 2001 to further capture business/heavy users

②携帯電話やパソコンを通じて東海道新幹線の指定席の予約、変更が可能
Enables customers to make or change reservations via mobile phones and PCs

③平成18(2006)年7月、東海道・山陽新幹線全駅にサービスを拡大
Expanded the service area to include both Tokaido and Sanyo Shinkansen in July 2006

④平成20(2008)年3月中に、きっぷの受取も不要とする「エクスプレス予約ICサービス」を導入予定
Plans to introduce IC card services allowing ticketless service in March 2008

在来線用の都市圏ICカード「TOICA」と組み合わせてのご利用により東海道新幹線と在来線のシームレスな乗継を実現
Transferring between the Tokaido Shinkansen and conventional lines will become seamless with the use of both IC card ticket "TOICA" and "Express IC card".

■「エクスプレス予約」実績の推移 "Express Reservation" Service


(千人 Thousands)
(千件/日 Thousands/days)
1,000
800
600
400
200
0
100
80
60
40
20
130
2
220
14
310
20
480
29
730
60
130
平成15 (2003)年 3月 2003.3
平成16 (2004)年 3月 2004.3
平成17 (2005)年 3月 2005.3
平成18 (2006)年 3月 2006.3
平成19 (2007)年 3月 2007.3
会員数 Membership
JR東海 JR Central
JR西日本 JR West
利用件数(平日1日平均) Daily average usage on weekdays

■ICサービスのご利用イメージ Image of IC card service


エクスプレスICカード "Express IC card"
東海道新幹線 Tokaido Shinkansen
エクスプレス予約ICサービス "Express Reservation" IC card service
岐阜 Gifu
TOICA
名古屋 Nagoya
2枚重ねてタッチ Touch the two IC cards at ticket gates
東京 Tokyo
TOICA
新宿 Shinjuku

JR東海「50+(フィフティ・プラス)」 "JR Central 50+"

①平成15(2003)年10月サービス開始、高齢化社会の到来を踏まえ50歳以上の会員を組織化
Introduced in Oct. 2003 to capture growing segment of customers 50 years of age and older

②東海道新幹線の供給力増大を最大限に活用し、リーズナブルな旅行商品を提案
Offering reasonably-priced tour packages to make the maximum use of increased capacity of the Tokaido Shinkansen

③京都をはじめとして、奈良、伊勢、東京、山陽、九州向けなどの商品の充実を図る
Offering attractive tour packages featuring Kyoto, Nara, Ise, Tokyo, Sanyou and Kyushu

■「50+(フィフティ・プラス)」実績の推移 "JR Central 50+"


(千人 Thousands)
(千人 Thousands)
500
400
300
200
100
0
190
30
300
100
370
210
410
330
平成16 (2004)年 3月 2004.3
平成17 (2005)年 3月 2005.3
平成18 (2006)年 3月 2006.3
平成19 (2007)年 3月 2007.3
会員数 Membership
ツアー参加者数累計 Accumulated tour participants

東海道新幹線の競争力強化③ STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ③

競争力強化のプロセス Processes of Enhancing Competitiveness

年 Year	輸送関連 Transportation service
昭和63(1988)年 1988	東海道新幹線速度向上の検討を開始 Examination on improving the Tokaido Shinkansen speed begins.
平成元(1989)年 1989	東海道新幹線輸送力増強の検討を開始 Examination on enhancing the transportation capacity of the Tokaido Shinkansen begins.
平成3(1991)年 1991	300系走行試験で国内最高速度(当時)325.7km/hを達成 The Series 300 pre-mass production trainset achieves a domestic maximum speed (at the time) of 325.7km/h.
平成4(1992)年 1992	「のぞみ(300系)」の営業運転を開始、営業運転時の最高時速270kmを実現 "Nozomi" (the Series 300) begins commercial operation. A maximum speed of 270 km/h is achieved in commercial operation.
平成5(1993)年 1993	「のぞみ」の1時間1本運転を開始 "Nozomi" begins operating at an interval of one train per every one hour.
平成8(1996)年 1996	300X試験車両が走行試験で国内最高の443.0km/hを記録 The 300X experimental rolling stock achieves a domestic maximum speed (at the time) of 443.0km/h.
平成9(1997)年 1997	東海道新幹線品川駅工事に着工 Construction on the Shinagawa Shinkansen Station begins. 700系試験車両による走行試験を開始 Test runs on the Series 700 pre-mass production trainset begin.
平成11(1999)年 1999	700系の営業運転を開始 The Series 700 begins commercial operation.
平成13(2001)年 2001	「のぞみ」の30分間隔運転を開始 "Nozomi" begins operating at 30 minute intervals.
平成15(2003)年 2003	東海道新幹線品川駅開業 The Shinagawa Shinkansen Station opens. 東海道新幹線の全列車の最高速度を270km/h化 The maximum speed of 270km/h for all Tokaido Shinkansen trainsets is attained. 抜本的なダイヤ改正(1時間あたり最大で「のぞみ」7本) A drastic timetable revision is implemented (maximum seven "Nozomi" hourly departures).
平成17(2005)年 2005	1時間あたり最大で「のぞみ」8本のダイヤ改正 A timetable revision is implemented (maximum eight "Nozomi" hourly departures). N700系試験車両による走行試験を開始 Test runs on the Series N700 pre-mass production trainset begin.
平成18(2006)年 2006	東海道・山陽新幹線を直通する「のぞみ」の利便性をさらに向上するダイヤ改正 A timetable revision is implemented (further improving the convenience of "Nozomi" that operates between Tokyo/Yokohama and Sanyo area. 東海道新幹線21世紀対策本部の設置 The Tokaido Shinkansen 21st Century Division is established with the aim of thoroughly investigating policies for comprehensively enhancing the Tokaido Shinkansen from a long-term perspective.
平成19(2007)年 2007	7月のダイヤ改正においてN700系の営業運転を開始 The Series N700 begins commercial operation on July 2007 timetable revision.

年 Year	営業・サービス関連 Sales, campaign and other customer service
昭和62(1987)年 1987	「シンデレラエクスプレス」キャンペーン実施 The "Cinderella Express" campaign begins, targeting young people.
昭和63(1988)年 1988	「クリスマスエクスプレス」キャンペーン実施 The "Christmas Express" campaign begins, targeting young people.
平成元(1989)年 1989	東海道新幹線の車内文字ニュース提供開始 A scrolling news headline display service begins via electronic notice boards on the Tokaido Shinkansen.
平成2(1990)年 1990	(株)ジェイアール東海ツアーズが営業を開始 JR Tokai Tours is established. 「ぷらっとこだま」発売開始 Sales of "PLAT Kodama" discounted travel package begins.
平成5(1993)年 1993	「京都・奈良キャンペーン」開始 The "Kyoto-Nara" campaign begins, targeting tourists.
平成9(1997)年 1997	新幹線自動券売機(ATV)および新幹線自動改札機の導入を開始 Introduction of automatic ticket vendors and automatic ticket gates begins.
平成11(1999)年 1999	「新幹線ビジネスきっぷ」発売開始 Sales of the "Shinkansen Business multi-trip tickets" begins.
平成12(2000)年 2000	「クリスマスエクスプレス2000」キャンペーン実施 The "Christmas Express 2000" campaign begins, targeting young people.
平成13(2001)年 2001	「エクスプレス予約」サービス開始 The "Express Reservation" service begins, enabling customers to make or change reservations via Internet browsers of mobile phone and PCs.
平成15(2003)年 2003	「のぞみ」指定席特急料金の値下げ・「のぞみ」自由席の設定 Along with lowered surcharges for "Nozomi", non-reserved seats are introduced with the same surcharges as those of "Hikari" and "Kodama" non-reserved seats. 「エクスプレス予約」による「e特急券」の値下げ The surcharge of "e-express" tickets through the "Express Reservation" service is reduced to be lower than that of a regular non-reserved seat. JR東海「50+(フィフティ・プラス)」を発足 A membership-based travelers' service "JR Central 50+" begins, targeting the growing segment of customers 50 years of age and older. 「Ambitious Japan!」キャンペーン実施 The "Ambitious Japan!" campaign begins, targeting business users.
平成16(2004)年 2004	「東海道新幹線40周年」キャンペーン実施 The "Tokaido Shinkansen 40th Anniversary" campaign begins.
平成17(2005)年 2005	「エクスプレス予約グリーンプログラム」サービス開始 The "Express Reservation Green Program" begins, a system under which customers can use Green car (First Class car) seats of "Nozomi" at the same prices as those of "Nozomi" regular reserved seats, once they have collected a certain number of points. JR西日本とも協調して山陽、九州等の各方面へのキャンペーンを実施 Tourist campaigns for various areas such as Sanyo or Kyushu begin, in cooperation with JR West.
平成18(2006)年 2006	「エクスプレス予約」サービスの区間を東海道・山陽新幹線全線へ拡大 The "Express Reservation" service is expanded to cover all Tokaido and Sanyo Shinkansen stations (Tokyo-Hakata), enabling passengers holding the "J-WEST card (Express)" issued by JR West to use the service as well.
平成19(2007)年 2007	N700系デビューに向けたキャンペーンを実施 A campaign begins for the debut of the Series N700.
平成20(2008)年 2008	「エクスプレス予約ICサービス」を開始(予定) The "Express Reservation" IC card service will begin, enabling customers to board the Tokaido Shinkansen by touching their "Express IC card" to the sensor at entry gate without picking up their tickets at a station.

新幹線輸送 PERFORMANCE OF THE TOKAIDO SHINKANSEN

東海道新幹線の列車本数および利用状況(1日当たり) Daily Departures and Passenger Volume


(本/日 trains/day)
(千人/日-上下計 thousand passengers/day)
昭和62年度 (1987) 1987.4: 235; 144; 91; 52; 143
63年度 (1988) 1988.4: 239; 146; 93; 55; 160
平成元年度 (1989) 1989.4: 251; 158; 93; 58; 172
2年度 (1990) 1990.4: 263; 170; 93; 64; 185
3年度 (1991) 1991.4: 278; 182; 96; 65; 185
4年度 (1992) 1992.4: 288; 4; 188; 96; 64; 3; 181
5年度 (1993) 1993.4: 282; 34; 162; 86; 63; 23; 179
6年度 (1994) 1994.4: 282; 34; 162; 86; 62; 24; 174
7年度 (1995) 1995.4: 282; 34; 163; 85; 61; 27; 178
8年度 (1996) 1996.4: 283; 34; 164; 85; 62; 31; 184
9年度 (1997) 1997.4: 283; 34; 164; 85; 61; 35; 185
10年度 (1998) 1998.4: 285; 45; 155; 85; 59; 38; 179
11年度 (1999) 1999.4: 285; 51; 147; 87; 58; 41; 176
12年度 (2000) 2000.4: 285; 51; 147; 87; 58; 45; 179
13年度 (2001) 2001.4: 285; 53; 145; 87; 59; 55; 184
14年度 (2002) 2002.4: 287; 75; 125; 87; 62; 59; 180
15年度 (2003) 2003.4: 287; 75; 125; 87; 57; 103; 187
16年度 (2004) 2004.4: 291; 146; 137; 89; 65; 56; 198
17年度 (2005) 2005.4: 295; 149; 81; 65; 55; 158; 210
18年度 (2006) 2006.4: 301; 156; 81; 64; 56; 160; 213
19年7月 (2007) 2007.7: 305; 160; 64; 81
のぞみ "Nozomi"
ひかり "Hikari"
こだま "Kodama"
のぞみ・ひかり利用状況(小田原〜静岡) "Nozomi" and "Hikari" Passenger Volume (Odawara–Shizuoka)
内のぞみ利用状況(小田原〜静岡) "Nozomi" Passenger Volume (Odawara–Shizuoka)
こだま利用状況(新横浜〜小田原) "Kodama" Passenger Volume (Shin-Yokohama–Odawara)

注 列車本数は各年度初の設定本数(臨時列車を除く)、利用状況は各年度平均の断面輸送量
Note: Departures shown are as of the beginning of each term (excluding extra trains); passenger volume is the average over the following each term

「のぞみ」による到達時間の短縮 Reduced Travel Time by *"Nozomi"*


東京–名古屋 Tokyo–Nagoya 1:49 1:36 (△13)
東京–新大阪 Tokyo–Shin-Osaka 2:52 2:25 (△27)
東京–岡山 Tokyo–Okayama 3:49 3:12 (△37)
東京–広島 Tokyo–Hiroshima 4:35 3:47 (△48)
東京–博多 Tokyo–Hakata 5:57 4:50 (△67)
0:00 1:00 2:00 3:00 4:00 5:00 6:00 (時間 hours)
昭和62(1987)年4月(ひかり) As of April 1987 (Hikari)
平成19(2007)年7月(のぞみ) As of July 2007 (Nozomi)
※( )内は短縮時間 ( ): Travel time reduction

注 いずれも下り最速列車による到達時間
Note: Based on the travel times of the westbound fastest Shinkansen train at the time

東海道新幹線車両数の比較 Number of Tokaido Shinkansen Rolling Stock by Type


昭和62(1987)年4月 April 1987
0系 Series 0
91
7
100系 Series 100 〈最高速度：220km/h〉 (Maximum Speed: 220km/h)
98編成(100) Total:98
平成19(2007)年3月 March 2007
61
60
1
122編成(124) Total:122
300系 Series 300 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)
700系 Series 700 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)
N700系 Series N700 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)

注 1.保留車を含み検査用車両を除く
2.( )内は昭和62(1987)年4月を100とした場合の指数
Notes: 1. Including retained trains and excluding inspection trains
2.( ) index, April 1987=100

在来線輸送 PERFORMANCE OF CONVENTIONAL RAILWAY

在来線の列車本数および利用状況(1日当たり) Daily Departures and Passenger Volume

普通列車 Local Trains


(本/日 trains/day)
(千人-上下計 1日平均 thousand passengers, daily average)
2,200
2,000
1,800
1,600
1,400
1,200
600
500
400
300
200
100
0
321 (100) 337 386 415 444 458 470 468 471 482 483 476 479 493 495 500 502 498 513 524 (163)
1,314 (100) 1,459 1,592 1,698 1,817 1,806 1,809 1,803 1,806 1,825 1,825 1,844 1,845 1,973 1,977 1,961 1,961 1,973 1,983 1,970 2,058 (157)
昭62年度 (1987) 1987.4
63年度 (1988) 1988.4
平成元年度 (1989) 1989.4
2年度 (1990) 1990.4
3年度 (1991) 1991.4
4年度 (1992) 1992.4
5年度 (1993) 1993.4
6年度 (1994) 1994.4
7年度 (1995) 1995.4
8年度 (1996) 1996.4
9年度 (1997) 1997.4
10年度 (1998) 1998.4
11年度 (1999) 1999.4
12年度 (2000) 2000.4
13年度 (2001) 2001.4
14年度 (2002) 2002.4
15年度 (2003) 2003.4
16年度 (2004) 2004.4
17年度 (2005) 2005.4
18年度 (2006) 2006.4
19年度 (2007) 2007.4
列車本数 Departures
普通列車利用状況 Local Train Passenger Volume

特急列車等 Express Trains


(本/日 trains/day)
(千人-上下計 1日平均 thousand passengers, daily average)
250
200
150
100
50
0
30
20
10
0
24 (100) 24 25 26 27 27 25 23 23 23 23 21 20 19 18 18 17 16 17 16 (66)
114 (100) 126 132 130 132 134 134 134 130 136 136 136 136 136 130 128 128 122 118 114 108 (95)
昭62年度 (1987) 1987.4
63年度 (1988) 1988.4
平成元年度 (1989) 1989.4
2年度 (1990) 1990.4
3年度 (1991) 1991.4
4年度 (1992) 1992.4
5年度 (1993) 1993.4
6年度 (1994) 1994.4
7年度 (1995) 1995.4
8年度 (1996) 1996.4
9年度 (1997) 1997.4
10年度 (1998) 1998.4
11年度 (1999) 1999.4
12年度 (2000) 2000.4
13年度 (2001) 2001.4
14年度 (2002) 2002.4
15年度 (2003) 2003.4
16年度 (2004) 2004.4
17年度 (2005) 2005.4
18年度 (2006) 2006.4
19年度 (2007) 2007.4
列車本数 Departures
特急列車等利用状況 Express Train Passenger Volume

注 1.列車本数は各年度初の設定本数(臨時列車を除く)、利用状況は各年度平均の断面輸送量
2.( )内は昭和62(1987)年度を100とした場合の指数

Notes: 1. Departures of regular services shown are as of the beginning of each term (excluding extra trains); passenger volume is the average over each term
2.( ): index, FY 1988.3=100

主要都市間到達時間 Reduced Travel Times in Intercity Transportation


(ワイドビュー)しなの
名古屋→長野(251km)
(Wide-View) Shinano
Nagoya→Nagano
3:09
2:43 (△26)
(ワイドビュー)ひだ
名古屋→高山(167km)
(Wide-View) Hida
Nagoya→Takayama
2:50
2:09 (△41)
(ワイドビュー)南紀
名古屋→紀伊勝浦(224km)
(Wide-View) Nanki
Nagoya→Kii-Katsuura
4:13
3:25 (△48)
(ワイドビュー)ふじかわ
静岡→甲府(122km)
(Wide-View) Fujikawa
Shizuoka→Kofu
2:34
2:10 (△24)
0:00 0:30 1:00 1:30 2:00 2:30 3:00 3:30 4:00 4:30 (時間 hours)
昭和62(1987)年4月 As of April 1987
平成19(2007)年3月 As of March 2007
※( )は短縮時間
( ):Travel time reduction

注 最速列車による到達時間(臨時列車を除く)　Notes: Based on the travel times of the fastest trains at the time (excluding extra trains)

名古屋都市圏到達時間 Reduced Travel Times in Nagoya Metropolitan Area


東海道本線
豊橋→名古屋(72km)
Tokaido Line
Toyohashi→Nagoya
0:58
0:45 (△13)
東海道本線
岐阜→名古屋(30km)
Tokaido Line
Gifu→Nagoya
0:22
0:18 (△4)
中央本線
多治見→名古屋(36km)
Chuo Line
Tajimi→Nagoya
0:36
0:34 (△2)
関西本線
四日市→名古屋(37km)
Kansai Line
Yokkaichi→Nagoya
0:43
0:30 (△13)
0:00 0:10 0:20 0:30 0:40 0:50 1:00 1:10 1:20 (時間 hours)
昭和62(1987)年4月 As of April 1987
平成19(2007)年3月 As of March 2007
※( )は短縮時間
( ):Travel time reduction

注 最速列車による到達時間(ホームライナー/セントラルライナーおよび臨時列車を除く)
Notes: Based on the travel time of the fastest trains at the time (excluding special rush-hour trains with reserved seating and extra trains)

在来線の車両数の比較 Number of Rolling Stock by Type


昭和62(1987)年4月 April 1987
1,007
218
1,225両(100) Total:1,225
平成19(2007)年3月 March 2007
274
860
65
164
1,363両(111) Total:1,363
電車(承継) Electric Rail Cars
電車(新型) New Electric Rail Cars
気動車(承継) Diesel Rail Cars
気動車(新型) New Diesel Rail Cars

注 1.保留車を含み、客車を除く
2.( )内は昭和62(1987)年4月を100とした場合の指数

Notes: 1. Including retained trains and excluding coaches
2.( ): index, 1987.4=100

鉄道の環境優位性と更なる向上への取組み ENVIRONMENTAL CONSERVATION ACTIVITIES

JR CENTRAL

東京～大阪間の運行におけるCO₂排出量の比較
Comparison of CO_2 Emissions from operation between Tokyo and Osaka



東海道新幹線 (700系「のぞみ」) Tokaido Shinkansen (Series 700 "Nozomi") ※2
約10分の1 Approx. 1/10
(4.8kg-CO₂/座席 4.8kg-CO₂/Seat)
航空機 (B777-200) Aircraft (B777-200) ※3
(48kg-CO₂/座席 48kg-CO₂/Seat)

注　1.1座席あたりのCO₂排出量の比較
2.走行実績（当社分）に基づく算出　700系「のぞみ」（東京～新大阪）
3.ANA「環境報告書2004」を参考に当社算出　B777－200（羽田～伊丹・関空）

Note: 1.Comparison of CO_2 emissions from carrying one seat
2.Calculated by JR Central based on actual runs between Tokyo and Shin-Osaka
3.Calculated by JR Central based on data from "Environmental Report 2004 ANA" between Haneda and Osaka (Itami and Kansai)

東海道新幹線車種別電力消費量の比較
Energy Consumption Levels of Tokaido Shinkansen Trains



0系 Series 0
100
基準 basis
100系 Series 100
79
300系 Series 300
73
91
700系 Series 700
66
84
N700系 Series N700
51
68
△32%
△49%
220km/h
270km/h

注　東京～新大阪間のシミュレーション
Note: Simulated between Tokyo and Shin-Osaka

在来線車種別エネルギー消費量の比較
Energy Consumption Levels of Conventional Railway Trains

在来線電車の車種別電力消費量の比較
Energy Consumption Levels of Conventional Railway Electric Trains



従来車 113系 (100km/h) Conventional type Series 113
100
基準 basis
省エネ車 313系 (120km/h) Energy-saving type Series 313
68

注　名古屋～中津川（各駅停車、往復）を従来車は113系、省エネ車は313系で走行した場合のシミュレーション（313系の有効回生率は、実績から75%を使用）

Note: *Based on simulated test runs of the Series 113 for conventional type and the Series 313 for energy-saving type* (calculated by energy regenerating ratio of 75% for the Series 313) between Nagoya and Nakatsugawa (round trip by stopping train)

在来線気動車の車種別軽油消費量の比較
Energy Consumption Levels of Conventional Railway Diesel-Powered Trains



従来エンジン搭載車 With conventional engine
100
基準 basis
新型エンジン搭載車 With new energy-saving engine
71

注　キハ40系に新・旧エンジンを搭載して走行した場合の実績
Note: Based on runs of the Series 40 boarded with conventional and new energy-saving engines

東海道新幹線の省エネ型車両の導入推移 Introduction of New Energy-Saving Type (Tokaido Shinkansen)



(編成数 Units)
平成2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3
0系 Series 0
100系 Series 100
300系 Series 300
700系 Series 700
N700系 Series N700

注　数値は各年度末時点の編成数（保留車を含み検査用車両を除く）
Note: The figures are as of the end of each term (including retained trains and excluding inspection trains)

在来線の省エネ型車両の導入推移 Introduction of New Energy-Saving Type (Conventional Railway)



(両 vehicles)
平成2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3
省エネ型車両 New Energy-Saving Type
従来型車両 Conventional Type

注　数値は各年度末時点の車両数（保留車を含み客車を除く）
Note: The figures are as of the end of each term (including retained trains and excluding coaches)

超電導リニア開発・東海道新幹線のバイパスの検討 Superconducting Maglev and Deliberating a Tokaido Shinkansen "Bypass"

超電導リニアモーターカー The Superconducting Maglev System

■推進の原理 Propulsion System


N S N S N S N
S N S N
N S N S
S N S N S N S

地上の推進コイルに電流を流すことにより磁界(N極・S極)が発生し、車両の超電導磁石(N極・S極を交互に配置)との間で、引き合う力と反発する力が発生。これを利用して車両(超電導磁石)が前進。

By passing current through propulsion coils on the ground, a magnetic field (north and south poles) is produced, thus the train is propelled forward by the attractive force of opposite poles and the repulsive force of same poles acting between the ground coils and the superconducting magnets built into the vehicles.

■浮上の原理 Levitation System


S N
N
S N
S

地上ガイドウェイ(軌道)の側壁両側に浮上案内コイルが設置されており、車両の超電導磁石が高速で通過すると両側の浮上案内コイルに電流が流れて電磁石となり、車両(超電導磁石)を押し上げる力(反発力)と引き上げる力(吸引力)が発生。

Levitation and guidance coils are installed on either side of the guideway (track). When the superconductive magnets on the car passes at high speed, an electric current passes through the levitation and guidance coils on either side to become electromagnetic, generating a force that both pushes up (repulsive force) and pulls up (suction power) the car (the superconducting magnet).

■各システムの速度と加減速性能の比較

The comparison of speed and accelerating/decelerating performance among high-speed railway systems


速度 Speed (km/h)
581
600
500
430
400
300
200
100
0
10
20
30
8.8 12.9 13.3 17.8 20.2
距離 Distance (km)
超電導リニア Superconducting Maglev
TR(上海) TR (Shanghai)
TGV TGV
N700系のぞみ Series N700 "Nozomi"



リニア新型試験車両 New-model Maglev Trainset

山梨リニア実験線 Yamanashi Maglev Test Line


一般区間 The remaining section
先行区間 The priority section
一般区間 The remaining section
実験センター Yamanashi Maglev Test Center
建設中 Under construction
車両基地 Train Depo
変電所 Substation
建設中 Under construction

		山梨実験線(先行区間) Yamanashi Maglev Test Line (Priority section)
総延長	Length	18.4km
トンネル区間	Tunnel	16.0km
明かり区間	Open section	2.4km
単線／複線	Track	複線 Double Track
最急勾配	Maximum grade	40‰
最小曲線半径	Minimum curve radius	8,000m

山梨リニア実験線の歴史 The History of the Yamanashi Maglev Test Line

平成2(1990)年 1990		山梨リニア実験線の建設工事に着手 Construction begins on the Yamanashi Maglev Test Line
平成9(1997)年 1997		走行試験開始(設計最高速度550km/hを記録) Test runs begin (record the maximum design speed of 550 km/h)
平成12(2000)年 2000	3月9日 March 9	運輸省(現・国土交通省)の「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価(「実用化に向けた技術上のめどは立ったものと考えられる」との評価) The technical prospects for practical application of the Superconducting Maglev is acknowledged by the Maglev Technological Practicality Evaluation Committee under the Ministry of Transport, currently reorganized into the Ministry of Land, Infrastructure and Transport
平成17(2005)年 2005	3月11日 March 11	「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価(「超電導磁気浮上式鉄道について実用化の基盤技術が確立したと判断できる」との評価) The Maglev Technological Practicality Evaluation Committee acknowledges that the foundation technology for Superconducting Maglev is established for practical application
平成18(2006)年 2006	9月25日 September 25	山梨リニア実験線の設備更新および延伸に係る設備投資計画を決定 Investment plan of the renovation and extension of the Yamanashi Maglev Test Line is decided.
平成19(2007)年 2007	1月23日 January 23	「技術開発基本計画」および「山梨実験線建設計画」の変更に関する国土交通大臣の承認 Changes of "Technological Development Infrastructure Plan" and "Yamanashi Test Line Construction Plan" are approved by the Minster of Land, Infrastructure and Transport

山梨リニア実験線の延伸・更新 The Renewal and Extension of the Yamanashi Maglev Test Line

◎基盤技術が確立した設備を実用化仕様に全面的に変更するとともに、42.8kmに延伸

The facilities of the Yamanashi Maglev Test Line at which foundational technology has been established will be completely overhauled to meet practical use specifications and will be extended to 42.8km.

◎更新・延伸後は、長大編成車両によるトップスピードでの長距離走行や長大トンネルの走り抜けなどの技術的テーマに対応し、実用化仕様の確認を行うとともに保守体系の確立に取り組む

After the renovation and extension, we will be able to handle technological themes such as long distance running tests at top speed with extra-long trainsets, and extra-long tunnel running tests, and are confirming practical use specifications along with striving to establish a maintenance system.

◎工事期間は平成28(2016)年度まで、試験は平成25(2013)年度末から約3年間

Construction Period: By FY2016, Test Period: Approximately three years from the end of FY 2013

東海道新幹線のバイパスの検討 Deliberating a Tokaido Shinkansen "Bypass"

◎首都圏～中京圏～近畿圏を結ぶ高速鉄道の運営は当社の経営責任分野、すなわち使命

JR Central's field of managerial responsibility, or in other words, its "mission", is management of high-speed railway that connects the Tokyo, Chukyo (or Nagoya) and Kinki (or Osaka) regions.

◎東海道新幹線の輸送能力がフル稼働に近く、サービス面でも完成度を高めた今日の状況に鑑み、この区間において十分な輸送力、質量ともにより高いサービスを実現するための第二の東海道新幹線、すなわち東海道新幹線の発展的、代替的バイパスを自らのイニシアティブのもとに推進・実現するべく検討を進める

In light of the facts that the transport performance of the Tokaido Shinkansen is close to full capacity and that its transportation services have nearly reached a perfect level, JR Central is deliberating on how to promote and construct, on its own initiative, a second Tokaido Shinkansen that has sufficient transport performance and can offer quantitative and high-quality services over these regions, or in other words, how to realize a second, more advanced transportation artery that develops and replaces its function.

◎東海道新幹線のバイパスについては、これまでの地形・地質等に関する調査や山梨リニア実験線での成果、さらには42.8kmによる実用化確認試験をベースに検討を進める

JR Central will continue to deliberate a Tokaido Shinkansen Bypass based on the results of geographic and geologic surveys, results from the Yamanashi Maglev Test Line, and practical use confirmation tests that will be conducted on its 42.8km track.

◎その第一局面として、先ずは平成37年(2025年)に首都圏～中京圏での営業運転を開始することを目標として検討

At the first stage of such deliberation processes, the company is considering to set a preliminary goal to start commercial operation of this new Shinkansen between the Tokyo metropolitan and Chukyo (or Nagoya) regions by 2025.

連結子会社営業収益の推移 OPERATING REVENUES OF CONSOLIDATED SUBSIDIARIES


平成元年度 (1989) 1990.3
4.5
43.3
4.7
52.6
(3社 3 companies)
2年度 (1990) 1991.3
4.7
47.4
5.4
57.6
(3社 3 companies)
3年度 (1991) 1992.3
5.0
51.3
5.6
62.0
(3社 3 companies)
4年度 (1992) 1993.3
5.0
94.4
6.1
105.6
(5社 5 companies)
5年度 (1993) 1994.3
4.9
97.9
6.4
109.4
(5社 5 companies)
6年度 (1994) 1995.3
80.0
12.6
108.1
6.5
207.4
(17社 17 companies)
7年度 (1995) 1996.3
90.3
12.1
108.3
6.5
217.3
(17社 17 companies)
8年度 (1996) 1997.3
74.6
12.2
108.9
7.0
202.8
(16社 16 companies)
9年度 (1997) 1998.3
74.5
12.5
105.6
7.1
199.9
(16社 16 companies)
10年度 (1998) 1999.3
77.2
12.0
100.8
7.4
197.6
(16社 16 companies)
11年度 (1999) 2000.3
84.3
18.8
99.3
7.5
210.1
(19社 19 companies)
12年度 (2000) 2001.3
112.3
46.3
164.9
11.4
335.0
(30社 30 companies)
13年度 (2001) 2002.3
119.9
48.6
175.6
11.4
355.6
(30社 30 companies)
14年度 (2002) 2003.3
130.7
50.2
177.1
11.1
369.3
(30社 30 companies)
15年度 (2003) 2004.3
142.0
51.6
177.3
11.0
382.0
(29社 29 companies)
16年度 (2004) 2005.3
140.7
52.6
179.8
11.7
385.0
(30社 30 companies)
17年度 (2005) 2006.3
149.3
56.1
192.2
12.8
410.5
(30社 30 companies)
18年度 (2006) 2007.3
164.4
60.5
197.9
13.3
436.2
(30社 30 companies)
0
50
100
150
200
250
300
350
400
450
(10億円 ¥ billion)
その他 Other Services
不動産部門 Real Estate
流通部門 Merchandise and Other
運輸部門 Transportation

注 1.連結子会社の営業収益の単純合算
2.( )内は各年度末時点の連結子会社数

Notes: 1.Operating revenues of consolidated subsidiaries are simply aggregated
2.Each of figures in parentheses indicates the number of consolidated subsidiaries at fiscal year-end

JR東海グループ会社一覧 JR CENTRAL'S GROUP COMPANIES

(平成19(2007)年3月31日現在 As of March 31, 2007)

部門 Sector		社名 Company	資本金(百万円) Capital (¥ million)	出資比率 Shareholding (%)	設立日 Date Established	主な事業内容 Main Business
運輸 TRANSPORTATION	■	ジェイアール東海バス(株) JR Tokai Bus Company	1,747	100	S63.3.1 March 1, 1988	バス事業、及びオートリース業 Bus transportation, and auto leasing
		ファーストエアートランスポート(株) First Air Transport Co., Ltd.	320	93.8	H2.2.28 February 28, 1990	航空運送業(不定期航空運送事業) Chartered airline service
	■	ジェイアール東海物流(株) JR Tokai Logistics Company	300	90.0	H11.4.1 April 1, 1999	貨物運送事業及び荷役事業 Distribution and delivery service
	■	(株)東海交通事業 Tokai Transport Service Company	295	100	S63.2.18 February 18, 1988	旅客鉄道業(城北線)の運営及び駅業務の受託 Railway service (Johoku Line) and contracted operations of stations
流通 MERCHANDISE AND OTHER	■	(株)ジェイアール東海髙島屋 JR Tokai Takashimaya Co., Ltd.	10,000	59.2	H4.12.25 December 25, 1992	卸売・小売業(JRセントラルタワーズ内での百貨店業) Department store operations (JR Central Towers)
	■	(株)ジェイアール東海パッセンジャーズ JR-Central Passengers Co., Ltd.	998	100	S63.5.23 May 23, 1988	飲食業(車内・駅構内の飲食店営業及び物品販売) Food service in stations and on trains
	■	東海キヨスク(株) Tokai Kiosk Company	700	90.0	S62.6.5 June 5, 1987	卸売・小売業(駅構内の物品販売)及び飲食店営業 Merchandise sales in stations
	■	ジェイアール東海フードサービス(株) JR Tokai Food Service Co., Ltd.	295	51.6	H5.4.30 April 30, 1993	飲食業(駅構内における飲食店舗の運営) Food service in stations
	■	ジェイアール東海商事(株) JR Tokai Corporation	100	70.0	S63.3.1 March 1, 1988	卸売・小売業(燃料・建築資材・各種機械器具等の販売) Sales of fuel, construction materials, and various equipment
不動産 REAL ESTATE	■	ジェイアールセントラルビル(株) JR Central Building Co., Ltd.	45,000	100	H6.6.9 June 9, 1994	駅ビル営業(「JRセントラルタワーズ」の管理・運営等) Station building management (JR Central Towers)
	■	ジェイアール東海不動産(株) JR Tokai Real Estate Co., Ltd.	16,500	100	H13.3.27 March 27, 2001	不動産事業(不動産賃貸・販売業等) Real estate leasing and Sales
	■	新横浜ステーション開発(株) Shin-Yokohama Station Development Co., Ltd.	9,304	100	S62.6.15 June 15, 1987	駅ビル営業(「アスティ新横浜」の管理・運営等)及び飲食店営業 Station building management
	■	豊橋ステーションビル(株) Toyohashi Station Building Co., Ltd.	1,880	52.5	S44.2.17 February 17, 1969	駅ビル営業(「カルミア」の管理・運営等) Station building management
	■	東京ステーション開発(株) Tokyo Station Development Co., Ltd.	1,750	100	H17.1.5 January 5, 2005	駅ビル営業(「東京駅一番街」の管理・運営等) Station building management
	■	名古屋ターミナルビル(株) Nagoya Terminal Station Building Co., Ltd.	900	72.2	S47.4.1 April 1, 1972	駅ビル営業(「テルミナ」の管理・運営等) Station building management
	■	静岡ターミナル開発(株) Shizuoka Terminal Development Co., Ltd.	624	64.4	S54.4.6 April 6, 1979	駅ビル営業(「パルシェ」・「アントレ」の管理・運営等) Station building management
	■	浜松ターミナル開発(株) Hamamatsu Terminal Development Co., Ltd.	600	76.8	S55.4.4 April 4, 1980	駅ビル営業(「メイワン」・「コスタ」の管理・運営等) Station building management
	■	名古屋ステーション開発(株) Nagoya Station Area Development Corporation	480	100	S63.3.8 March 8, 1988	駅ビル営業(名古屋駅商業施設・「アピオ」等の管理・運営等) Station building management
	■	ジェイアール東海静岡開発(株) JR Development and Management Corporation of Shizuoka	363	100	S45.12.16 December 16, 1970	駅ビル営業(「アスティ静岡」の管理・運営等) Station building management
	■	ジェイアール東海関西開発(株) JR Development and Management Corporation of Kansai	30	100	S63.6.8 June 8, 1988	駅ビル営業(「アスティ京都」の管理・運営等) Station building management
その他 OTHER SERVICES	■	(株)ジェイアール東海ホテルズ JR Tokai Hotels Co., Ltd.	14,000	100	H4.7.8 July 8, 1992	ホテル業(「名古屋マリオットアソシアホテル」他) Hotel operations
	■	静岡ターミナルホテル(株) Shizuoka Terminal Hotel Co., Ltd.	2,120	100	S56.4.2 April 2, 1981	ホテル業(「ホテルアソシア静岡ターミナル」) Hotel operations
	■	名古屋ターミナルホテル(株) Nagoya Terminal Hotel Co., Ltd.	1,850	100	S47.10.2 October 2, 1972	ホテル業(「ホテルアソシア名古屋ターミナル」) Hotel operations
	■	(株)ジェイアール東海ツアーズ JR Tokai Tours	490	70.0	H1.12.18 December 18, 1989	旅行業 Travel service
		飛騨森林都市企画(株) Hida Forest City Planning Co., Ltd.	262	50.0	H3.12.24 December 24, 1991	リゾート開発業(スキー場「チャオ御岳スノーリゾート」) Resort development
	■	(株)ジェイアール東海エージェンシー JR Tokai Agency Co., Ltd.	61	90.0	S38.11.8 November 8, 1963	広告業 Advertising
		(株)ウェッジ Wedge Inc.	60	80.0	H1.3.20 March 20, 1989	出版業(月刊誌「ウェッジ」の製作・販売等) Publishing of monthly magazine "Wedge"
	□	新生テクノス(株) Shinsei Technos Co., Ltd.	1,091	24.0	S22.3.12 March 12, 1947	電気工事業 Maintenance and inspection of electric facilities
		(株)ジェイアール東海ウェル JR Tokai Well Co., Ltd.	400	100	H18.10.2 October 2, 2006	印刷業、封入・梱包業 Printing and packing service
	■	ジェイアール東海建設(株) JR Tokai Construction Co., Ltd.	300	100	S63.9.26 September 26, 1988	建設業 Construction
		ジェイアール東海総合ビルメンテナンス(株) JR Tokai General Building Maintenance Co., Ltd	170	88.2	H9.8.25 August 25, 1997	ビルメンテナンス業(建物・設備の運転・保守・管理、清掃業務及び駐車場管理等) Management, maintenance, repair, and cleaning services for buildings and facilities
	■	中央リネンサプライ(株) Chuoh Linen Supply Co., Ltd.	150	78.0	S39.2.1 February 1, 1964	リネンサプライ業(列車内等でのリネン用品の供給) On-board linen supply
	■	ジェイアール東海情報システム(株) JR Tokai Information Systems Company	100	100	H11.2.1 February 1, 1999	情報処理業(システム等の管理・運営) Management and operation of online systems
	■	日本機械保線(株) The Japan Mechanised Works and Maintenance of Way Co., Ltd.	100	72.5	S42.3.3 March 3, 1967	新幹線軌道の機械保守 Maintenance and inspection of Shinkansen track
	■	東海交通機械(株) Tokai Rolling Stock & Machinery Co., Ltd	80	60.5	S51.3.4 March 4, 1976	車両・機械設備の検査・修繕 Machinery maintenance and inspection of rolling stock
	■	ジェイアール東海コンサルタンツ(株) JR Central Consultants Company	50	100	H9.10.1 October 1, 1997	建設コンサルタント業 Construction consultation
		ジェイアール東海パートナーズ(株) JR Tokai Partners Co., Ltd.	50	100	H14.2.1 February 1, 2002	事業コンサルタント業 Management consulting
		新幹線エンジニアリング(株) Shinkansen Engineering Co., Ltd.	10	100	S60.2.1 February 1, 1985	新幹線車両・機械設備の検査・修繕 Maintenance and inspection of Shinkansen fleet and facilities

注 1.掲出した会社は、当社が直接出資し、事業の運営に関する協力体制を確立している会社
2.「社名」欄 ■ 連結子会社 □ 持分法適用関連会社

Notes: 1. Companies listed are those which JR Central has directly invested in, and has a cooperative relationship in their management
2. Company column : ■ Consolidated subsidiaries □ Affiliate accounted for by the equity method

JRセントラルタワーズ・JR東海新横浜駅ビル(仮称) JR CENTRAL TOWERS / JR CENTRAL SHIN-YOKOHAMA STATION BUILDING (TENTATIVE)

JRセントラルタワーズ JR Central Towers

ビル概要図 Diagram


ホテルタワー/Hotel Tower
オフィスタワー/Office Tower
ジェイアール名古屋タカシマヤ「パノラマサロン」
JR Nagoya Takashimaya "Panorama Salon"
名古屋マリオットアソシアホテル
Nagoya Marriott Associa Hotel
オフィス
Offices
スカイストリート (15階)
Sky Street (15F)
駐車場
Parking
タワーズプラザ(12階、13階)
Towers Plaza(12F, 13F)
ジェイアール名古屋タカシマヤ
JR Nagoya Takashimaya
(Department Store)
至東京
to Tokyo
至新大阪
to Shin-Osaka
スカイシャトル(エレベーター)
Sky Shuttle(Elevator)
タワーズガーデン
Towers Garden
タワーズテラス
Towers Terrace
名古屋駅桜通口
Nagoya Station Sakura-Dori Exit

延床面積 Total Floor Area …… 約417,000 m² (Approx. 417,000 m²)
　オフィス(賃貸面積) Offices (Rental Office Area) …… 約60,000 m² (Approx. 60,000 m²)
　百貨店(店舗面積) Department Store (Shop Area) …… 約67,000 m² (Approx. 67,000 m²)
　ホテル(客室数) Hotel (Guest Rooms) …… 774室(774 rooms)
　駐車場(駐車台数) Parking …… 約1,500台(Approx. 1,500 cars)
高さ Highest Point …… 245m(245 m)
階数 Floors
　ホテルタワー Hotel Tower (aboveground) …… 53階(53 Floors)
　オフィスタワー Office Tower (aboveground) …… 51階(51 Floors)
　地下 Underground …… 4階(4 Floors)
着工 Commencement of Construction …… 平成6(1994)年8月(August 1994)
竣工 Completion of Construction …… 平成11(1999)年12月(ビル本体)(December 1999)
総事業費 Total Investment …… 約2,000億円(Approx. ¥200 billion)

JR東海新横浜駅ビル(仮称) JR Central Shin-Yokohama Station Building (Tentative)


JR東海新横浜駅ビル(仮称)イメージ Image of JR Central Shin-Yokohama Station Building (Tentative)

延床面積 Total Floor Area …… 約90,000 m² (Approx. 90,000 m²)
　商業施設 Commercial Area …… 約34,000 m² (Approx. 34,000 m²)
　オフィス Offices …… 約16,000 m² (Approx. 16,000 m²)
　ホテル Hotel …… 約11,000 m² (Approx. 11,000 m²)
　駅・交通広場 Station and City Facilities …… 約7,000 m² (Approx. 7,000 m²)
　地下駐車場 Underground Parking …… 約22,000 m² (Approx. 22,000 m²)
高さ Highest Point …… 75m(75 m)
階数 Floors
　ホテル Hotel …… 19階(19 Floors)
　オフィス Offices …… 17階(17 Floors)
　地下 Underground …… 4階(4 Floors)
開業 Launch of Operation …… 平成20(2008)年 (2008)
総事業費 Total Investment …… 約400億円(Approx. ¥40 billion)

JRセントラルタワーズ主要事業会社平成19(2007)年3月期業績
Performance of Three Main Subsidiaries Associated with JR Central Towers (FY 2007.3)

(10億円 ¥ billion)

事業会社 Company Name	事業 Business	開業 Launch of Operation	資本金 Issued Capital	出資比率 Ownership	営業収益 Operating Revenues	営業利益 Operating Income	経常利益 Ordinary Income	当期純利益 Net Income
ジェイアールセントラルビル(株) JR Central Building Co., Ltd.	ビル建設、所有、賃貸(オフィス平均入居率:平成18(2006)年度 99.3%) Construction, ownership and leasing of the complex (Average tenancy rate: 99.3% in FY 2007.3)	平成11(1999)年12月 December 1999	45	JR東海100% JR Central 100%	20.7	4.4	2.2	1.2
(株)ジェイアール東海髙島屋 ※1 JR Tokai Takashimaya Co., Ltd.	百貨店業 Department store operations	平成12(2000)年3月 March 2000	10	JR東海59.2%、髙島屋33.4%、地元企業等7.4% JR Central 59.2%, Takashimaya 33.4%, Local companies 7.4%	96.7	4.4	4.4	1.9
(株)ジェイアール東海ホテルズ ※2 JR Tokai Hotels Co., Ltd.	ホテル業(客室稼働率:平成18(2006)年度89.7%) ※3 Hotel operations (Average occupancy rate:89.7% in FY 2007.3)	平成12(2000)年5月 May 2000	9 ※3	JR東海100% JR Central 100%	21.9	0.2	0.3	0.1

注 1. (株)ジェイアール東海髙島屋については、平成19(2007)年2月期業績
2. (株)ジェイアール東海ホテルズの業績にはホテルアソシア豊橋、ホテルアソシア高山リゾートを含む
3. 名古屋マリオットアソシアホテル関連のみを記載

Notes: 1. JR Tokai Takashimaya's fiscal year under review ended February 28, 2007
2. Performance figures for JR Tokai Hotels Co., Ltd. include figures for Hotel Associa Toyohashi and Hotel Associa Takayama Resort
3. The figure indicates only the amount in respect of Nagoya Marriott Associa Hotel

長期債務(単体) LONG-TERM DEBT AND LONG-TERM PAYABLES (NON-CONSOLIDATED)

長期債務総額の推移 Total Long-Term Debt and Long-Term Payables


(10億円 ¥ billion)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
5,269.3 5,223.0 5,232.7 5,195.6 5,456.2 (5,460.5) 5,422.3 (5,435.2) 5,392.0 (5,407.7) 5,346.3 (5,392.4) 5,278.5 (5,330.7) 5,164.3 (5,219.2) 5,045.2 (5,112.1) 4,922.2 (5,027.3) 4,801.0 (4,942.2) 4,560.8 (4,710.2) 4,289.3 (4,423.5) 4,125.5 (4,246.4) 3,943.4 (4,050.3) 3,665.8 (3,763.6) 3,455.7 (3,545.5) 3,415.6 (3,498.5) 3,315.6 (3,391.5)
7.07 6.64 6.21 6.10 6.52 6.41 6.18 5.82 5.85 5.46 5.22 5.16 5.12 5.02 4.93 4.78 4.63 4.54 4.35 4.14
昭和62年度 (1987) 1988.3; 63年度 (1988) 1989.3; 平成元年度 (1989) 1990.3; 2年度 (1990) 1991.3; 3年度 (1991) 1992.3; 4年度 (1992) 1993.3; 5年度 (1993) 1994.3; 6年度 (1994) 1995.3; 7年度 (1995) 1996.3; 8年度 (1996) 1997.3; 9年度 (1997) 1998.3; 10年度 (1998) 1999.3; 11年度 (1999) 2000.3; 12年度 (2000) 2001.3; 13年度 (2001) 2002.3; 14年度 (2002) 2003.3; 15年度 (2003) 2004.3; 16年度 (2004) 2005.3; 17年度 (2005) 2006.3; 18年度 (2006) 2007.3; 19年度(予想) (2007) 2008.3 (forecast)
鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc.
長期借入金 Long-Term Debt
社債 Corporate Bonds
新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System
承継債務 Inherited Liabilities
実質金利(年間) Annual Weighted Average Interest Rate

注 ( ) 内は連結の数字
Note: ( ): Figures on consolidated basis

新幹線債務の残高 Long-Term Payable for Tokaido Shinkansen

(100万円 ¥ million)

	支払期間 Payment Schedule	支払方法 Payment Method	利率 Interest Rate	平成3(1991)年10月1日 October 1, 1991	平成18(2006)年度末残高 Outstanding at the End of March 2007
1号 No. 1	平成3(1991)年10月1日～平成29(2017)年3月31日 October 1,1991 to March 31,2017	元利均等半年賦支払 Interest and principal paid in equal installments, semiannually	変動 (18(2006)年度) Floating (FY 2007.3) *4.33%	3,447,268	1,390,380
2号 No. 2	平成3(1991)年10月1日～平成29(2017)年3月31日 October 1,1991 to March 31,2017		固定 Fixed 6.35%	1,047,197	224,711
3号 No. 3	平成3(1991)年10月1日～平成63(2051)年9月30日 October 1,1991 to September 30,2051		固定 Fixed 6.55%	601,195	579,157
合計 Total				5,095,661	2,194,250

*1号債務の変動利率の推移(%) Floating Rate of No. 1 Long-Term Payable(%)

平成3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3
6.66	6.48	6.22	5.79	5.81	5.31	5.08	5.02	4.99	4.89	4.80	4.68	4.57	4.50	4.37	4.33

(10億円 ¥ billion)

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3	19年度(予想) (2007) 2008.3(forecast)
承継債務 Inherited Liabilities	278.8	222.8	146.4	112.4	79.9	32.1	6.6	3.4	1.2	–	–	–	–	–	–	–	–	–	–	–	–
社債 Corporate Bonds	18.8	38.4	57.2	77.0	95.3	115.3	135.3	96.9	38.3	50.0	100.0	130.0	180.0	160.0	180.0	240.0	285.0	335.0	415.0	564.9	–
長期借入金 Long-Term Debt	16.0	64.1	147.4	184.9	239.6	307.5	367.0	457.4	573.2	706.7	786.6	774.7	757.9	681.8	625.9	628.9	635.4	584.7	584.5	646.6	–
鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc.	–	–	–	–	5,041.2	4,967.2	4,882.9	4,788.3	4,665.7	4,407.5	4,158.5	4,017.5	3,863.0	3,718.9	3,483.4	3,256.6	3,023.0	2,746.1	2,456.2	2,204.0	–
小計 Subtotal	313.6	325.3	351.0	374.3	5,456.2	5,422.3	5,392.0	5,346.3	5,278.5	5,164.3	5,045.2	4,922.2	4,801.0	4,560.8	4,289.3	4,125.5	3,943.4	3,665.8	3,455.7	3,415.6	3,315.6
新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System	4,955.7	4,897.7	4,881.7	4,821.3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
長期債務合計 Total Long-Term Debt and Long-Term Payables	**5,269.3**	**5,223.0**	**5,232.7**	**5,195.6**	**5,456.2**	**5,422.3**	**5,392.0**	**5,346.3**	**5,278.5**	**5,164.3**	**5,045.2**	**4,922.2**	**4,801.0**	**4,560.8**	**4,289.3**	**4,125.5**	**3,943.4**	**3,665.8**	**3,455.7**	**3,415.6**	**3,315.6**
資金調達額 Amount of Fund-Raising	34.8	67.7	102.1	58.1	75.8	92.7	85.5	98.7	126.3	178.0	147.5	40.0	105.0	–	73.0	99.5	82.0	123.6	170.0	321.8	–
債務償還額 Total Repayment for Liabilities	40.3	56.0	76.4	34.8	97.1	130.5	116.8	144.3	194.0	292.2	266.5	163.0	226.1	240.2	344.4	263.2	264.0	401.2	380.0	361.9	–
債務増減額 Change in Total Long-Term Debt and Long-Term Payables	△5.5	11.6	25.7	23.3	△21.3	△37.8	△31.3	△45.6	△67.7	△114.2	△119.0	△123.0	△121.1	△240.2	△271.4	△163.7	△182.0	△277.6	△210.0	△40.0	△100.0
支払利息 Interest Expenses	21.9	20.5	19.0	20.5	190.6	349.3	334.6	311.6	310.7	286.5	267.5	259.3	250.5	238.7	220.7	204.0	190.7	176.6	158.6	148.2	139.1

注 1.昭和62(1987)～平成2(1990)年度の「債務増減額」の数値は「小計」の増減を示す
2 平成3(1991)～5(1993)年度の「長期債務合計」の増減と「債務増減額」の不一致は、「鉄道施設購入長期未払金」の増加(3(1991)年度:51,032億円、4(1992)年度:39億円、5(1993)年度:9億円)による

Notes: 1. For FY 1988.3 through FY 1991.3, the "Change in Total Long-Term Debt and Long-Term Payables" is based on the amount in the "Subtotal" category
2. For FY 1992.3 through FY 1994.3, the "Change in Total Long-Term Debt and Long-Term Payables" is not equivalent to the difference from the previous term's "Total Long-Term Debt and Long-Term Payables" owing to increases in "Long-Term Payables for Tokaido Shinkansen, etc." (¥5,103.2 billion in FY 1992.3, ¥3.9 billion in FY 1993.3, and ¥0.9 billion in FY 1994.3)

減価償却費、設備投資額の推移 DEPRECIATION AND CAPITAL INVESTMENT


(10億円 ¥ billion)
単体 Non-Consolidated
0 50 100 150 200 250 300 350
昭和62年度 (1987) 1988.3: 50.1, 39.1, 54.2
63年度 (1988) 1989.3: 120.3, 82.6, 64.1
平成元年度 (1989) 1990.3: 159.5, 96.1, 71.7
2年度 (1990) 1991.3: 174.3, 71.8, 82.1
3年度 (1991) 1992.3: 197.8, 80.6, 132.8
4年度 (1992) 1993.3: 211.1, 72.7, 186.7
5年度 (1993) 1994.3: 166.9, 70.9, 189.8
6年度 (1994) 1995.3: 164.8, 74.2, 182.9
7年度 (1995) 1996.3: 171.3, 87.1, 182.5
8年度 (1996) 1997.3: 172.6, 100.1, 182.8
9年度 (1997) 1998.3: 159.2, 97.6, 200.3
10年度 (1998) 1999.3: 156.8, 99.8, 199.8
11年度 (1999) 2000.3: 151.5, 87.3, 211.6
12年度 (2000) 2001.3: 157.6, 111.3, 207.4
13年度 (2001) 2002.3: 161.5, 99.1, 208.4
14年度 (2002) 2003.3: 169.8, 94.1, 208.0
15年度 (2003) 2004.3: 155.5, 86.3, 212.2
16年度 (2004) 2005.3: 128.5, 89.3, 237.8
17年度 (2005) 2006.3: 128.3, 68.9, 221.2
18年度 (2006) 2007.3: 209.8, 128.5, 201.2
19年度(予想) (2007) 2008.3(forecast): 288.0, 169.0, 221.0


連結 Consolidated
0 50 100 150 200 250 300 350
7年度 (1995) 1996.3: 187.3
8年度 (1996) 1997.3: 187.4
9年度 (1997) 1998.3: 205.1
10年度 (1998) 1999.3: 204.3
11年度 (1999) 2000.3: 223.3, 218.1
12年度 (2000) 2001.3: 175.7, 220.7
13年度 (2001) 2002.3: 169.6, 222.0
14年度 (2002) 2003.3: 177.9, 221.0
15年度 (2003) 2004.3: 173.2, 225.4
16年度 (2004) 2005.3: 147.3, 250.8
17年度 (2005) 2006.3: 149.3, 234.8
18年度 (2006) 2007.3: 237.0, 215.2
19年度(予想) (2007) 2008.3(forecast): 329.0, 235.8
設備投資額 Capital Investment
安全関連投資額 Safety-related Investment
減価償却費 Depreciation and Amortization

事業運営の効率化（単体） IMPROVING OPERATING EFFICIENCY (NON-CONSOLIDATED)

社員数の推移 Number of Employees


(人 People)
22,000
20,000
18,000
16,000
14,000
12,000
10,000
20,632 (21,352)
19,740 (21,235)
19,434 (20,720)
19,382 (20,804)
20,261 (21,669)
20,277 (22,069)
20,196 (22,370)
19,820 (22,581)
19,255 (22,558)
18,704 (22,543)
18,229 (22,447)
17,771 (22,260)
17,244 (22,081)
16,852 (21,727)
16,228 (21,277)
15,949 (20,714)
15,644 (20,187)
15,438 (19,618)
15,422 (19,348)
15,818 (19,627)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3

注 1.年度末時点の社員数
2.昭和62（1987）年度初時点の社員数は21,410人
3.（ ）内は出向者等を含む

Notes: 1. Number of employees as of each fiscal year-end
2. Number of employees at the beginning of FY 1988.3 was 21,410
3. ( ): Including the number of employees seconded or otherwise assigned to other companies including unconsolidated companies

社員の年齢構成 Employee Age Distribution


(人 People)
5,000
4,000
3,000
2,000
1,000
0
410
2,390
2,030
2,090
890
1,140
3,330
2,620
3,880
850
~19
20~24
25~29
30~34
35~39
40~44
45~49
50~54
55~59
60~
(歳 Age)

注 1.1の位を四捨五入
2.平成19（2007）年3月31日現在

Notes: 1.Figures rounded to the nearest 10
2.Figures at the end of FY 2007.3

採用数 New Employees


(人 People)
1,200
1,000
800
600
400
200
0
110
171
281
1,072
620
492
444
392
406
422
440
629
490
529
545
591
640
785
867
828
昭和63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3
19年度 (2007) 2008.3

注 1.平成19（2007）年度は年度初の数字
2.平成3（1991）年度にそれまで停止していた新規採用（高校卒）を再開

Notes: 1.Figure for FY 2008.3 is at the beginning of the fiscal year
2.Recruitment of high-school graduates began in FY 1992.3 for the first time since the establishment of the Company

生産性の推移 Productivity of Railway Operations


(千人キロ／人 1,000 passenger-kilometers/employee)
(人 People)
生産性（社員1人当たりの旅客輸送人キロ）
Productivity(passenger-kilometers per employee)
社員数（鉄道部門）
Employees(railway operations)
4,000
3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
1,800
24,000
23,000
22,000
21,000
20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
(100) 2,139
2,405
2,521
2,838
2,755
2,714
2,718
2,659
2,763
2,926
2,993
2,955
2,997
3,123
3,317
3,306
3,420
3,565
3,774
3,801 (178)
(100) 19,235
18,750
18,366
17,990
18,912
18,865
18,760
18,395
17,920
17,332
16,893
16,428
15,981
15,585
14,932
14,661
14,408
14,160
14,013
14,085 (73)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3

注 1.社員数は年度末での人数
2.労働時間短縮を平成3（1991）年度および平成7（1995）年度に実施
3.（ ）内は昭和62（1987）年度を100とした場合の指数

Notes: 1. Number of employees as of each fiscal year-end
2. Standard working hours were shortened in FY 1992.3 and FY 1996.3
3. ( ) index, FY 1988.3=100

連結決算の推移 CONSOLIDATED FINANCIAL DATA

JR CENTRAL

(10億円 ¥ billion)

収支状況／財務状況 Operating Results / Financial Position

	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3	19年度(予想) (2007) 2008.3(forecast)
営業収益 Operating Revenues	1,052.3	1,154.8	1,188.3	1,208.7	1,215.3	1,215.0	1,240.6	1,279.7	1,278.3	1,234.2	1,221.6	1,333.2	1,366.9	1,363.0	1,384.0	1,409.4	1,467.6	1,491.2	1,494.0
運輸業 Transportation	–	–	–	–	–	1,089.9	1,118.6	1,152.4	1,153.3	1,113.3	1,087.9	1,103.5	1,127.5	1,108.0	1,125.5	1,148.2	1,199.8	1,212.0	1,215.5
流通業 Merchandise and Other	–	–	–	–	–	77.9	77.9	78.4	75.7	74.1	98.3	163.3	173.9	175.8	176.2	178.5	190.7	195.8	195.2
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	24.3	49.9	51.6	53.2	55.4	55.7	58.2	62.5	63.9
その他の事業 Other Services	–	–	–	–	–	108.3	115.4	105.9	103.4	102.2	83.5	110.7	118.3	128.4	139.6	138.2	145.0	159.4	149.5
消去又は全社 Intercompany	–	–	–	–	–	△61.1	△71.3	△57.0	△54.1	△55.4	△72.5	△94.3	△104.5	△102.6	△112.9	△111.3	△126.1	△138.7	△130.1
営業費用 Operating Expenses	937.9	1,020.9	899.8	801.9	821.2	867.3	856.9	895.5	907.3	897.2	895.9	997.3	996.4	1,021.6	1,039.6	1,061.6	1,063.8	1,088.7	1,118.0
運輸業 Transportation	–	–	–	–	–	746.1	739.2	771.1	783.9	776.8	764.2	782.5	773.0	785.6	801.5	821.1	819.8	834.5	861.8
流通業 Merchandise and Other	–	–	–	–	–	76.9	77.0	77.9	75.3	74.6	100.7	160.8	169.8	170.6	170.9	172.9	183.1	188.2	188.4
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	21.1	39.8	42.3	42.7	43.2	42.8	45.7	48.8	51.7
その他の事業 Other Services	–	–	–	–	–	102.8	111.0	102.5	101.1	100.1	81.7	107.4	114.6	124.7	136.6	136.0	141.1	155.2	146.4
消去又は全社 Intercompany	–	–	–	–	–	△58.7	△70.3	△56.0	△53.1	△54.4	△71.9	△93.3	△103.4	△102.1	△112.8	△111.3	△126.0	△138.1	△130.3
営業利益 Operating Income	114.3	133.8	288.4	406.7	394.0	347.7	383.7	384.2	371.0	337.0	325.6	335.9	370.4	341.4	344.4	347.8	403.7	402.4	376.0
運輸業 Transportation	–	–	–	–	–	343.7	379.3	381.3	369.3	336.4	323.6	321.0	354.5	322.3	324.0	327.1	379.9	377.5	353.7
流通業 Merchandise and Other	–	–	–	–	–	0.9	0.9	0.5	0.3	△0.5	△2.4	2.5	4.0	5.1	5.3	5.5	7.5	7.5	6.8
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	3.2	10.0	9.2	10.5	12.1	12.8	12.4	13.7	12.2
その他の事業 Other Services	–	–	–	–	–	5.5	4.3	3.4	2.3	2.1	1.7	3.2	3.6	3.7	3.0	2.2	3.9	4.2	3.1
消去又は全社 Intercompany	–	–	–	–	–	△2.4	△0.9	△1.0	△0.9	△1.0	△0.6	△0.9	△1.0	△0.4	△0.1	0.0	△0.1	△0.5	0.0
経常利益 Ordinary Income	109.4	130.3	118.2	69.5	66.5	42.1	66.4	68.8	63.0	72.8	67.0	72.3	93.9	103.7	131.0	142.3	213.4	236.6	228.0
当期純利益 Net Income	66.9	53.3	56.4	33.8	26.2	16.8	25.1	36.4	32.6	10.8	37.6	52.9	42.0	49.0	72.2	96.0	122.4	137.1	133.0
資産合計 Total Assets	947.0	1,089.2	6,230.2	6,245.9	6,257.7	6,263.8	6,265.7	6,173.1	6,088.1	5,993.5	6,061.6	5,919.2	5,698.9	5,578.5	5,473.5	5,309.4	5,309.8	5,164.5	–
負債合計 Total Liabilities	665.6	754.5	5,856.0	5,849.0	5,845.9	5,850.0	5,838.1	5,720.3	5,614.1	5,514.8	5,470.9	5,284.8	5,028.7	4,873.6	4,695.5	4,445.1	4,321.0	4,360.1	–
長期債務 Long-Term Debt and Long-Term Payables	352.8	377.9	5,460.5	5,435.2	5,407.7	5,392.4	5,330.7	5,219.1	5,112.1	5,027.3	4,942.2	4,710.2	4,423.5	4,246.4	4,050.3	3,763.6	3,545.5	3,498.5	3,391.5
純資産合計 Total Equity	281.3	334.6	374.2	396.9	411.8	413.8	427.5	452.7	473.9	473.3	584.3	626.6	661.1	694.1	765.9	850.4	973.6	804.4	–

注 1.平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更
2.平成10(1998)年度以前の「不動産業」は、主に「その他の事業」に含む
3.平成10(1998)年度から会計制度の変更により、少数株主持分を負債に含めず表記
4.平成18(2006)年度から会計制度の変更により、「資本」表記を「純資産」表記に変更。「純資産」には少数株主持分を含む

Notes: 1. Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY 1999.3
2. Real Estate segment had been mainly included in Others segment until FY 1999.3
3. Due to a change in Japanese accounting standards, minority interests are excluded from liabilities from FY 1999.3
4. Due to a change in Japanese accounting standards, "Shareholders' equity" changed to "Equity" from FY 2007.3. Minority interests are included in "Equity".

対象会社数 Consolidation

	平成元年度 (1989)	2年度 (1990)	3年度 (1991)	4年度 (1992)	5年度 (1993)	6年度 (1994)	7年度 (1995)	8年度 (1996)	9年度 (1997)	10年度 (1998)	11年度 (1999)	12年度 (2000)	13年度 (2001)	14年度 (2002)	15年度 (2003)	16年度 (2004)	17年度 (2005)	18年度 (2006)	19年度(予想) (2007)
連結 Number of Consolidated Subsidiaries	3	3	3	5	5	17	17	16	16	16	19	30	30	30	29	30	30	30	–
持分法適用 Number of Affiliated Companies Accounted for by the Equity Method	0	0	0	0	0	0	0	1	1	1	1	2	2	2	2	2	2	2	–

減価償却費、資本的支出 Depreciation, Capital Expenditures

(10億円 ¥ billion)

	平成元年度 (1989)	2年度 (1990)	3年度 (1991)	4年度 (1992)	5年度 (1993)	6年度 (1994)	7年度 (1995)	8年度 (1996)	9年度 (1997)	10年度 (1998)	11年度 (1999)	12年度 (2000)	13年度 (2001)	14年度 (2002)	15年度 (2003)	16年度 (2004)	17年度 (2005)	18年度 (2006)	19年度(予想) (2007)
減価償却費 Depreciation and Amortization	–	–	–	–	–	–	187.3	187.4	205.1	204.3	218.1	220.7	222.0	221.0	225.4	250.8	234.8	215.2	235.8
運輸業 Transportation	–	–	–	–	–	–	182.8	183.2	200.7	200.1	211.7	207.1	207.8	206.7	210.8	236.2	219.7	199.6	–
流通業 Merchandise and Other	–	–	–	–	–	–	1.4	1.3	1.5	1.4	1.7	2.6	2.6	2.4	2.4	2.4	2.5	2.8	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	3.5	9.4	9.8	10.2	10.3	10.2	10.6	10.6	–
その他の事業 Other Services	–	–	–	–	–	–	3.0	2.8	2.8	2.7	1.1	1.5	1.6	1.5	1.7	1.8	1.8	2.0	–
消去又は全社 Intercompany	–	–	–	–	–	–	0	0	0	0	0	0	0	0	0	0	0	0	–
資本的支出 Capital Expenditures	–	–	–	–	–	–	172.9	188.6	182.9	180.1	221.5	174.0	173.9	178.5	167.3	142.7	132.4	213.9	–
運輸業 Transportation	–	–	–	–	–	–	149.1	161.9	154.5	148.7	150.8	158.6	161.0	169.0	150.9	124.6	112.3	182.5	–
流通業 Merchandise and Other	–	–	–	–	–	–	1.0	1.6	1.9	1.2	6.3	7.6	3.7	3.3	2.6	3.9	2.8	7.4	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	56.9	6.4	7.8	4.1	11.3	11.0	14.7	21.4	–
その他の事業 Other Services	–	–	–	–	–	–	22.7	25.1	26.4	30.1	7.4	1.1	1.3	1.8	2.4	3.0	2.5	2.4	–
消去又は全社 Intercompany	–	–	–	–	–	–	0	0	0	0	0	0	0	0	0	0	0	0	–

注 平成10(1998)年度以前の「不動産業」は、主に「その他の事業」に含む

Note: Real Estate segment had been mainly included in Others segment until FY 1999.3

連結キャッシュ・フロー計算書(抜粋) Consolidated Cash Flow Statements (abstract)

(10億円 ¥ billion)

	平成元年度 (1989)	2年度 (1990)	3年度 (1991)	4年度 (1992)	5年度 (1993)	6年度 (1994)	7年度 (1995)	8年度 (1996)	9年度 (1997)	10年度 (1998)	11年度 (1999)	12年度 (2000)	13年度 (2001)	14年度 (2002)	15年度 (2003)	16年度 (2004)	17年度 (2005)	18年度 (2006)	19年度(予想) (2007)
営業活動によるキャッシュ・フロー Net Cash Provided by Operating Activities	–	–	–	–	–	–	–	–	–	–	300.3	353.2	360.1	382.9	369.9	422.7	477.9	427.0	–
投資活動によるキャッシュ・フロー Net Cash Used in Investing Activities	–	–	–	–	–	–	–	–	–	–	△196.2	△126.9	△73.3	△168.9	△150.8	△97.6	△119.6	△218.3	–
財務活動によるキャッシュ・フロー Net Cash Used in Financing Activities	–	–	–	–	–	–	–	–	–	–	△101.9	△266.2	△344.6	△207.8	△217.3	△326.6	△264.0	△345.4	–
現金及び現金同等物の増減 Net Increase (Decrease) in Cash and Cash Equivalents	–	–	–	–	–	–	–	–	–	–	2.2	△39.9	△57.8	6.1	1.7	△1.5	94.2	△136.7	–

単体決算の推移 NON-CONSOLIDATED FINANCIAL DATA

JR CENTRAL

(10億円 ¥ billion)

収支状況 Operating Results

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3	19年度(予想) (2007) 2008.3(forecast)
営業収益 Operating Revenues	874.6	968.6	1,003.1	1,101.3	1,130.7	1,110.5	1,113.8	1,083.9	1,112.7	1,146.2	1,147.1	1,106.8	1,090.3	1,104.8	1,128.5	1,109.3	1,127.7	1,149.2	1,199.6	1,212.3	1,216.0
鉄道事業収入 Railway Business	872.4	965.9	999.5	1,097.3	1,126.4	1,105.4	1,105.0	1,075.7	1,105.6	1,136.3	1,139.1	1,097.4	1,081.5	1,095.9	1,120.2	1,100.9	1,118.6	1,140.8	1,191.4	1,203.9	1,207.7
旅客運輸収入 Railway Operations	829.4	919.6	953.8	1,048.1	1,074.0	1,051.6	1,049.1	1,020.7	1,044.8	1,072.9	1,078.2	1,038.0	1,023.8	1,041.0	1,064.8	1,045.4	1,063.3	1,085.5	1,136.1	1,147.0	1,149.0
鉄道線路使用料収入 Railway Usage	2.1	2.3	2.4	2.4	2.5	2.8	2.9	2.6	3.4	3.5	4.0	4.0	3.4	3.5	3.4	3.2	3.2	3.4	3.4	3.8	–
運輸雑収 Miscellaneous	40.9	43.9	43.2	46.6	49.7	50.8	53.0	52.3	57.4	59.8	56.8	55.3	54.2	51.3	51.9	52.1	52.0	51.8	51.8	53.1	–
関連事業収入 Affiliated Business	2.1	2.7	3.6	4.0	4.3	5.1	8.7	8.1	7.0	9.9	7.9	9.4	8.8	8.8	8.3	8.4	9.1	8.4	8.1	8.3	8.3
営業費用 Operating Costs and Expenses	803.1	866.2	889.4	968.1	843.1	705.8	722.7	740.8	734.0	765.6	778.4	771.3	763.6	780.1	771.6	784.6	800.4	818.2	815.8	831.4	859.0
人件費 Personnel Expenses	117.8	139.3	139.2	152.1	163.9	173.3	179.4	191.2	189.5	187.6	190.7	197.9	195.2	201.6	179.5	173.5	170.5	167.4	170.2	175.2	174.0
物件費 Non-Personnel Expenses	199.7	226.7	238.1	289.1	313.7	308.1	314.4	332.1	325.7	358.3	336.9	334.1	318.4	334.0	347.5	368.5	384.0	378.6	390.8	422.8	432.0
動力費 Energy	33.4	32.9	34.2	38.1	39.4	40.1	39.8	39.3	39.0	39.0	39.0	36.2	34.3	33.9	33.8	31.5	30.7	31.5	31.9	31.7	32.0
修繕費 Maintenance	73.7	85.6	88.2	104.8	133.6	126.5	124.7	145.2	131.0	152.2	139.3	138.4	125.1	125.5	127.4	162.5	175.8	166.0	161.5	195.1	195.0
業務費 Others	92.5	108.1	115.5	146.2	140.7	141.4	149.8	147.5	155.6	167.0	158.5	159.3	158.9	174.4	186.2	174.3	177.4	181.0	197.3	195.9	205.0
新幹線使用料 Shinkansen Leasing Fee	416.8	416.8	420.0	420.0	207.8	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
租税公課 Taxes Other Than Income Taxes	14.4	19.0	20.3	24.6	24.6	37.5	38.9	34.5	36.1	36.8	50.3	39.4	38.2	37.0	36.0	34.5	33.6	34.3	33.4	32.1	32.0
減価償却費 Depreciation and Amortization	54.2	64.1	71.7	82.1	132.8	186.7	189.8	182.9	182.5	182.8	200.3	199.8	211.6	207.4	208.4	208.0	212.2	237.8	221.2	201.2	221.0
営業利益 Operating Income	71.5	102.4	113.7	133.2	287.6	404.7	391.0	343.0	378.6	380.6	368.6	335.4	326.7	324.7	356.9	324.7	327.3	330.9	383.7	380.8	357.0
営業外損益 Non-Operating Income (Loss)	△10.7	△7.5	△5.3	△3.9	△170.5	△337.0	△326.6	△304.3	△316.1	△314.2	△307.2	△263.2	△256.5	△259.5	△272.3	△234.0	△209.8	△202.9	△188.3	△164.0	△146.0
営業外収益 Non-Operating Revenues	12.4	16.9	17.8	17.1	21.1	16.3	10.9	10.3	8.2	7.9	7.9	6.7	6.8	6.4	5.4	5.4	5.7	6.4	6.1	9.3	6.0
受取利息・配当金 Interest and Dividend Income	11.4	15.6	16.3	15.2	18.4	11.8	7.0	5.0	2.9	2.0	1.6	1.7	0.9	1.2	0.6	0.6	0.6	0.8	0.7	1.1	1.7
その他 Others	0.9	1.3	1.5	1.9	2.7	4.4	3.9	5.2	5.3	5.9	6.3	4.9	5.8	5.1	4.8	4.7	5.1	5.6	5.4	8.2	4.3
営業外費用 Non-Operating Expenses	23.2	24.4	23.2	21.1	191.7	353.3	337.6	314.6	324.4	322.2	315.1	270.0	263.3	266.0	277.7	239.4	215.5	209.4	194.5	173.4	152.0
支払利息 Interest Expenses	21.9	20.5	19.0	20.5	190.6	349.3	334.6	311.6	310.7	286.5	267.5	259.3	250.5	238.7	220.7	204.0	190.7	176.6	158.6	148.2	139.1
その他 Others	1.2	3.9	4.2	0.5	1.1	4.0	3.0	3.0	13.6	35.7	47.6	10.6	12.7	27.2	57.0	35.4	24.8	32.8	35.8	25.1	12.9
経常利益 Ordinary Income	60.7	94.9	108.3	129.2	117.0	67.6	64.3	38.7	62.5	66.3	61.4	72.1	70.2	65.1	84.5	90.7	117.5	127.9	195.3	216.7	211.0
特別損益 Extraordinary Income (Loss)	0.0	0.0	16.6	△12.0	0.2	0.1	0.2	0.0	△4.2	0.9	1.9	△23.7	0.1	22.9	△4.9	5.8	△3.4	19.6	△3.1	1.2	–
特別利益 Extraordinary Income	11.1	5.4	26.5	2.4	3.1	1.2	11.5	15.5	11.2	37.5	17.1	21.7	10.1	56.6	67.3	21.3	11.9	34.0	3.9	19.1	–
特別損失 Extraordinary Loss	11.0	5.4	9.9	14.4	2.8	1.0	11.3	15.4	15.5	36.6	15.1	45.4	9.9	33.7	72.2	15.4	15.4	14.3	7.0	17.8	–
税引前当期純利益 Income before Income Taxes	60.8	94.9	124.9	117.2	117.3	67.8	64.6	38.8	58.2	67.2	63.4	48.4	70.4	88.0	79.6	96.6	114.0	147.6	192.2	217.9	211.0
法人税等 Income Taxes	44.2	59.7	58.2	63.9	60.9	34.4	38.4	21.7	33.0	33.3	29.9	35.7	44.7	48.0	58.6	63.6	60.0	66.5	91.8	90.8	85.0
法人税等調整額 Deferred Taxes	–	–	–	–	–	–	–	–	–	–	–	–	△15.2	△11.1	△20.7	△10.2	△12.9	△9.5	△15.7	△2.9	△1.0
当期純利益 Net Income	16.5	35.2	66.7	53.2	56.3	33.3	26.2	17.0	25.2	33.9	33.4	12.7	40.9	51.1	41.6	43.1	66.9	90.6	116.0	130.1	127.0

注　平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更

Note: Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY 1999.3

財務状況 Financial Position

(10億円 ¥ billion)

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3	19年度(予想) (2007) 2008.3(forecast)
資産合計 Total Assets	703.7	811.5	929.6	1,067.9	6,208.4	6,205.3	6,215.1	6,173.6	6,162.6	6,061.4	5,959.8	5,832.9	5,824.7	5,666.5	5,479.0	5,376.0	5,302.2	5,146.4	5,156.0	5,003.4	–
負債合計 Total Liabilities	521.7	594.2	645.6	730.6	5,831.6	5,806.5	5,801.4	5,754.2	5,729.4	5,605.7	5,482.1	5,353.9	5,235.4	5,037.3	4,816.6	4,685.1	4,544.8	4,309.9	4,202.8	4,241.1	–
長期債務 Long-Term Debt and Long-Term Payables	313.6	325.3	351.0	374.3	5,456.2	5,422.3	5,392.0	5,346.3	5,278.5	5,164.3	5,045.2	4,922.2	4,801.0	4,560.8	4,289.3	4,125.5	3,943.4	3,665.8	3,455.7	3,415.6	3,315.6
純資産合計 Total Equity	182.0	217.2	284.0	337.2	376.7	398.8	413.6	419.3	433.1	455.6	477.7	479.0	589.3	629.1	662.3	690.8	757.3	836.5	953.2	762.3	–

注　平成18(2006)年度から会計制度の変更により、「資本」表記を「純資産」表記に変更

Note: Due to a change in Japanese accounting standards, "Shareholders' equity" changed to "Equity" from FY 2007.3

設備投資額 Capital Investment

(10億円 ¥ billion)

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3	19年度(予想) (2007) 2008.3(forecast)
設備投資額 Capital Investment	50.1	120.3	159.5	174.3	197.8	211.1	166.9	164.8	171.3	172.6	159.2	156.8	151.5	157.6	161.5	169.8	155.5	128.5	128.3	209.8	288.0

当社の経営指標の推移 FINANCIAL STATEMENT RATIOS

連結 Consolidated

		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3
自己資本当期純利益率(ROE) Return on Equity	%	–	–	–	17.3	15.9	8.8	6.5	4.1	6.0	8.3	7.0	2.3	7.1	8.7	6.5	7.2	9.9	11.9	13.4	15.6
*総資産営業利益率 Operating Income/Total Assets	%	–	–	–	13.1	7.9	6.5	6.3	5.6	6.1	6.2	6.1	5.6	5.4	5.6	6.4	6.1	6.2	6.5	7.6	7.7
*総資産経常利益率 Ordinary Income/Total Assets	%	–	–	–	12.8	3.2	1.1	1.1	0.7	1.1	1.1	1.0	1.2	1.1	1.2	1.6	1.8	2.4	2.6	4.0	4.5
総資産当期利益率 Net Income/Total Assets	%	–	–	–	5.2	1.5	0.5	0.4	0.3	0.4	0.6	0.5	0.2	0.6	0.9	0.7	0.9	1.3	1.8	2.3	2.6
*売上高営業利益率 Operating Income/Operating Revenues	%	–	–	10.9	11.6	24.3	33.7	32.4	28.6	30.9	30.0	29.0	27.3	26.7	25.2	27.1	25.0	24.9	24.7	27.5	27.0
*売上高経常利益率 Ordinary Income/Operating Revenues	%	–	–	10.4	11.3	9.9	5.8	5.5	3.5	5.4	5.4	4.9	5.9	5.5	5.4	6.9	7.6	9.5	10.1	14.5	15.9
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization	10億円 ¥Billion	–	–	–	–	–	–	–	–	571.0	571.6	576.1	541.3	543.8	556.7	592.4	562.4	569.8	598.6	638.6	617.7
売上高債務比率 Total Long-Term Debt and Long-Term Payables/Operating Revenues	倍 Times	–	–	0.3	0.3	4.6	4.5	4.4	4.4	4.3	4.1	4.0	4.1	4.0	3.5	3.2	3.1	2.9	2.7	2.4	2.3
総資産回転率 Asset Turnover	回 Times	–	–	–	1.1	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.3
自己資本比率 Equity Ratio	%	–	–	29.7	30.7	6.0	6.4	6.6	6.6	6.8	7.3	7.8	7.9	9.6	10.6	11.6	12.4	14.0	16.0	18.3	15.3
*インタレストカバレッジレシオ Interest Coverage Ratio	倍 Times	–	–	6.9	7.2	1.6	1.2	1.2	1.1	1.2	1.3	1.4	1.3	1.3	1.4	1.7	1.6	1.8	1.9	2.5	2.7
固定比率 Fixed Ratio	%	–	–	246.2	236.8	1,586.9	1,506.9	1,442.3	1,433.6	1,383.0	1,301.6	1,237.2	1,219.4	994.6	908.9	835.6	778.9	691.9	604.0	516.9	620.5
流動比率 Current Ratio	%	–	–	104.7	105.7	83.7	75.1	84.8	87.3	87.4	65.1	52.2	46.6	56.4	46.4	33.8	32.4	28.8	28.2	41.5	26.4

単体 Non-Consolidated

		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3
自己資本当期純利益率(ROE) Return on Equity	%	9.5	17.6	26.6	17.1	15.8	8.6	6.4	4.1	5.9	7.6	7.2	2.7	7.7	8.4	6.5	6.4	9.2	11.4	13.0	15.2
*総資産営業利益率 Operating Income/Total Assets	%	11.4	13.5	13.1	13.3	7.9	6.5	6.3	5.5	6.1	6.2	6.1	5.7	5.6	5.7	6.4	6.0	6.1	6.3	7.4	7.5
*総資産経常利益率 Ordinary Income/Total Assets	%	9.7	12.5	12.4	12.9	3.2	1.1	1.0	0.6	1.0	1.1	1.0	1.2	1.2	1.1	1.5	1.7	2.2	2.4	3.8	4.3
総資産当期利益率 Net Income/Total Assets	%	2.6	4.6	7.7	5.3	1.5	0.5	0.4	0.3	0.4	0.6	0.6	0.2	0.7	0.9	0.7	0.8	1.3	1.7	2.3	2.6
*売上高営業利益率 Operating Income/Operating Revenues	%	8.2	10.6	11.3	12.1	25.4	36.4	35.1	31.7	34.0	33.2	32.1	30.3	30.0	29.4	31.6	29.3	29.0	28.8	32.0	31.4
*売上高経常利益率 Ordinary Income/Operating Revenues	%	6.9	9.8	10.8	11.7	10.4	6.1	5.8	3.6	5.6	5.8	5.4	6.5	6.4	5.9	7.5	8.2	10.4	11.1	16.3	17.9
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization	10億円 ¥Billion	125.8	166.6	185.4	215.3	420.5	591.4	580.9	525.9	561.2	563.4	569.0	535.3	538.4	532.1	565.3	532.7	539.5	568.8	605.0	582.0
売上高債務比率 Total Long-Term Debt and Long-Term Payables/Operating Revenues	倍 Times	0.4	0.3	0.3	0.3	4.8	4.9	4.8	4.9	4.7	4.5	4.4	4.4	4.4	4.1	3.8	3.7	3.5	3.2	2.9	2.8
総資産回転率 Asset Turnover	回 Times	1.4	1.3	1.2	1.1	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
自己資本比率 Equity Ratio	%	25.9	26.8	30.6	31.6	6.1	6.4	6.7	6.8	7.0	7.5	8.0	8.2	10.1	11.1	12.1	12.9	14.3	16.3	18.5	15.2
*インタレストカバレッジレシオ Interest Coverage Ratio	倍 Times	3.8	5.7	6.8	7.2	1.6	1.2	1.2	1.1	1.2	1.3	1.4	1.3	1.3	1.4	1.6	1.6	1.7	1.9	2.4	2.6
固定比率 Fixed Ratio	%	287.0	271.8	242.5	233.5	1,574.0	1,492.0	1,428.1	1,402.5	1,352.5	1,278.4	1,208.5	1,180.7	957.5	877.6	811.4	762.8	682.0	598.5	515.4	638.4
流動比率 Current Ratio	%	100.5	100.6	102.3	103.5	81.9	76.7	87.2	86.4	85.2	61.0	48.6	41.4	49.2	34.9	22.6	21.8	23.4	23.2	36.2	20.9
配当性向 Dividend Payout Ratio	%	–	–	–	21.0	19.9	33.6	42.7	65.8	44.4	33.0	33.5	88.2	27.3	21.9	26.9	26.1	16.8	13.6	12.6	11.4
総資産配当率 Dividends to Shareholders' Equity Ratio	%	–	–	–	3.3	3.0	2.8	2.7	2.7	2.6	2.5	2.3	2.3	1.9	1.8	1.7	1.6	1.5	1.5	1.5	1.8
1人当たり売上高 Operating Revenues per Employee	千円 ¥Thousand	40,909	45,492	47,822	53,048	53,245	50,784	50,127	48,227	49,301	50,830	50,994	49,516	49,182	50,442	52,485	52,837	55,147	57,744	61,572	62,210
*1人当たり経常利益 Ordinary Income per Employee	千円 ¥Thousand	2,842	4,457	5,166	6,225	5,512	3,095	2,898	1,723	2,770	2,941	2,732	3,230	3,170	2,975	3,934	4,321	5,746	6,431	10,028	11,121
1株当たり純資産額 Shareholders' Equity per Share	円 Yen	81,286	97,003	126,798	150,573	168,200	178,051	184,676	187,195	193,365	203,433	213,268	213,851	263,124	280,881	295,689	308,292	337,995	373,330	425,413	386,598
1株当たり当期純利益(EPS) Earnings per Share	円 Yen	7,402	15,717	29,794	23,775	25,170	14,903	11,697	7,594	11,254	15,156	14,921	5,671	18,298	22,851	18,603	19,153	29,778	40,329	51,674	65,795

注 1.*平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更したため、平成9(1997)年度までの値と比較できない
2.EBITDAは 営業利益+減価償却費 で計算
3.インタレストカバレッジレシオは (営業利益+受取利息・配当金)/支払利息 で計算

Notes: 1.*From FY 1999.3, figures are not comparable with prior years' figures due to a change in Japanese accounting standards (enterprise tax, which was recorded as an operating expense, is now recorded as a part of income taxes)
2. EBITDA as used by JR Central represents operating income plus depreciation and amortization
3. Interest coverage ratio is calculated as the sum of operating income and interest and dividend income devided by interest expense

輸送データ TRANSPORTATION DATA

JR-CENTRAL

旅客運輸収入 Railway Operations Revenues

(10億円 ¥ billion)

		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度 (2006) 2007.3	19年度(予想) (2007) 2008.3(forecast)
東海道新幹線 Tokaido Shinkansen	定期 Commuter Passes	1.5	2.4	3.2	4.8	6.8	8.3	9.2	10.1	10.8	11.7	12.1	12.5	12.5	12.7	13.0	13.2	13.2	13.8	14.4	15.0	15.0
	定期外 Ordinary Tickets	713.0	807.6	839.3	920.2	937.1	911.5	910.5	887.9	914.5	941.2	949.1	913.0	901.1	919.2	943.7	925.8	944.2	967.3	1,015.8	1,027.9	1,029.8
	小計 Subtotal	714.5	810.1	842.5	925.1	943.9	919.8	919.8	898.1	925.4	952.9	961.3	925.5	913.7	932.0	956.7	939.0	957.4	981.1	1,030.2	1,043.0	1,044.9
	荷物 Small-package services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.0	0.0
	計 Total	714.6	810.2	842.6	925.2	944.0	919.9	919.9	898.2	925.5	953.0	961.4	925.6	913.8	932.1	956.8	939.1	957.6	981.3	1,030.4	1,043.0	1,045.0
在来線 Conventional Railway	定期 Commuter Passes	24.2	25.0	26.0	28.2	30.0	31.2	32.2	32.2	32.1	32.6	31.8	32.1	31.8	32.1	32.0	32.0	32.3	32.5	32.7	33.1	33.1
	定期外 Ordinary Tickets	86.4	84.2	84.9	94.4	99.7	100.3	96.8	90.0	86.9	87.1	84.8	80.0	78.0	76.7	75.7	74.1	73.3	71.6	72.9	70.7	70.7
	小計 Subtotal	110.7	109.2	111.0	122.7	129.8	131.5	129.0	122.3	119.1	119.7	116.6	112.2	109.8	108.8	107.8	106.2	105.6	104.1	105.6	103.9	103.9
	荷物 Small-package services	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	計 Total	110.9	109.4	111.2	122.9	130.0	131.7	129.2	122.5	119.3	119.9	116.8	112.3	109.9	108.9	107.9	106.3	105.7	104.2	105.7	103.9	104.0
合計 Total	定期 Commuter Passes	25.8	27.4	29.3	33.1	36.9	39.5	41.5	42.4	43.0	44.3	43.9	44.7	44.4	44.8	45.1	45.3	45.5	46.3	47.2	48.2	48.2
	定期外 Ordinary Tickets	799.5	891.9	924.2	1,014.7	1,036.8	1,011.8	1,007.4	978.0	1,001.5	1,028.3	1,034.0	993.1	979.1	996.0	1,019.4	999.9	1,017.5	1,038.9	1,088.7	1,098.6	1,100.6
	小計 Subtotal	825.3	919.4	953.6	1,047.9	1,073.8	1,051.4	1,048.9	1,020.5	1,044.5	1,072.7	1,078.0	1,037.8	1,023.6	1,040.9	1,064.6	1,045.3	1,063.0	1,085.3	1,135.9	1,146.9	1,148.9
	荷物 Small-package services	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.1	0.0	0.0
	計 Total	825.5	919.6	953.8	1,048.1	1,074.0	1,051.6	1,049.1	1,020.7	1,044.8	1,072.9	1,078.2	1,038.0	1,023.8	1,041.0	1,064.8	1,045.4	1,063.3	1,085.5	1,136.1	1,147.0	1,149.0

輸送人キロ Passenger-Kilometers

(100万人キロ million passenger-kilometers)

		1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
東海道新幹線 Tokaido Shinkansen	定期 Commuter Passes	146	223	301	428	586	700	784	852	913	973	992	1,024	1,027	1,047	1,072	1,088	1,096	1,155	1,199	1,254	1,254
	定期外 Ordinary Tickets	31,977	36,076	37,103	40,913	41,255	39,956	39,720	38,056	38,904	40,000	40,098	38,383	37,851	38,624	39,501	38,501	39,244	40,402	42,578	43,233	43,314
	計 Total	32,123	36,299	37,404	41,341	41,841	40,655	40,504	38,907	39,817	40,973	41,090	39,407	38,878	39,670	40,573	39,589	40,340	41,556	43,777	44,487	44,567
在来線 Conventional Railway	定期 Commuter Passes	3,724	3,909	4,091	4,423	4,760	4,984	5,116	5,150	5,161	5,218	5,093	5,073	5,046	5,073	5,070	5,060	5,132	5,162	5,211	5,279	5,279
	定期外 Ordinary Tickets	5,301	4,877	4,807	5,286	5,510	5,561	5,377	4,851	4,530	4,513	4,383	4,057	3,968	3,931	3,890	3,819	3,800	3,760	3,893	3,767	3,769
	計 Total	9,025	8,786	8,898	9,709	10,269	10,545	10,493	10,001	9,691	9,731	9,476	9,131	9,014	9,004	8,960	8,878	8,933	8,922	9,103	9,046	9,048
合計 Total	定期 Commuter Passes	3,869	4,132	4,392	4,851	5,346	5,684	5,900	6,002	6,074	6,191	6,085	6,097	6,074	6,119	6,143	6,148	6,229	6,317	6,410	6,533	6,533
	定期外 Ordinary Tickets	37,278	40,953	41,910	46,199	46,764	45,517	45,097	42,907	43,434	44,514	44,481	42,440	41,819	42,555	43,390	42,320	43,044	44,162	46,470	47,000	47,083
	計 Total	41,148	45,085	46,302	51,051	52,110	51,201	50,997	48,909	49,508	50,705	50,565	48,538	47,892	48,674	49,533	48,468	49,273	50,479	52,880	53,533	53,616

輸送人員 Passenger Ridership

(100万人 million passengers)

		1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
東海道新幹線 Tokaido Shinkansen	定期 Commuter Passes	2	2	3	5	6	7	8	9	10	10	11	11	11	11	11	12	12	12	13	13	13
	定期外 Ordinary Tickets	100	110	114	125	128	125	124	119	123	124	124	119	117	119	121	118	121	124	131	132	132
	計 Total	102	112	117	130	134	132	132	128	133	134	134	130	128	130	132	130	132	137	144	145	146
在来線 Conventional Railway	定期 Commuter Passes	189	199	208	223	238	248	252	253	252	253	247	244	242	241	240	238	239	239	242	245	245
	定期外 Ordinary Tickets	112	123	119	131	141	144	144	140	141	143	141	137	136	137	137	135	136	135	141	136	136
	計 Total	301	322	327	354	380	392	396	393	393	395	387	382	378	377	377	373	374	374	382	381	381
合計 Total	定期 Commuter Passes	191	201	211	227	244	254	260	260	260	262	256	254	252	250	250	248	249	250	252	256	–
	定期外 Ordinary Tickets	201	221	225	248	260	260	259	251	256	257	255	248	245	247	249	245	247	250	262	259	–
	計 Total	392	422	436	475	504	514	518	511	516	519	511	502	497	497	498	492	496	499	514	515	–

注 輸送人員の合計は新幹線、在来線の重複人員を除いて計上

Note: A passenger using both Shinkansen and conventional railway in a single journey is counted as one ride

輸送効率 Transport Efficiency

(%)

	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
東海道新幹線 Tokaido Shinkansen	–	–	–	–	66.2	63.1	64.1	62.1	63.5	67.1	67.2	65.4	65.2	66.7	67.7	65.8	66.2	64.3	62.6	63.2	–
在来線 Conventional Railway	–	–	–	–	39.1	40.3	40.1	38.8	37.6	38.0	37.3	36.5	35.7	35.1	35.1	34.8	35.2	35.8	35.9	35.8	–

客車走行キロ Rolling Stock Kilometers

(100万キロ million kilometers)

	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
東海道新幹線 Tokaido Shinkansen	586	603	658	713	755	770	757	751	754	738	739	729	722	720	725	728	737	782	845	852	–
在来線 Conventional Railway	209	212	219	229	238	236	234	227	228	226	225	221	219	216	214	213	211	207	205	206	–
合計 Total	795	815	877	942	993	1,006	991	978	983	963	964	950	941	936	939	940	948	989	1,050	1,057	–

国鉄改革 RESTRUCTURING OF JAPANESE NATIONAL RAILWAYS (JNR)

国鉄の分割・民営化の概要 Outline of the Breakup and Privatization of JNR (April, 1987)

日本国有鉄道
Japanese National Railways (JNR)

旅客 Passenger Transportation

旅客会社 全国6社 6 Passenger Railway Companies	営業キロ km	従業員数(人) employees
東海旅客鉄道株式会社 Central Japan Railway Company	**2,003**	**21,410**
北海道旅客鉄道株式会社 Hokkaido Railway Company	3,176	12,719
東日本旅客鉄道株式会社 East Japan Railway Company	7,657	82,469
西日本旅客鉄道株式会社 West Japan Railway Company	5,325	51,538
四国旅客鉄道株式会社 Shikoku Railway Company	880	4,455
九州旅客鉄道株式会社 Kyushu Railway Company	2,406	14,589

→ バス会社 Bus Companies
原則として新会社発足後分離独立※1
Split off following establishment of new companies[1]

新幹線鉄道保有機構※2
Shinkansen Holding Corporation[2]
職員数(人) 64 employees

貨物 Freight
日本貨物鉄道株式会社
Japan Freight Railway Company
従業員数(人) 12,005 employees

通信 Telecommunication
鉄道通信株式会社※3
Railway Telecommunication Company[3]
従業員数(人) 563 employees

システム Information Systems
鉄道情報システム株式会社
Railway Information Systems Company
従業員数(人) 280 employees

研究 Research
財団法人鉄道総合技術研究所
Railway Technical Research Institute
職員数(人) 545 employees

日本国有鉄道清算事業団※4
Japanese National Railways Settlement Corporation[4]

注
1. 本州旅客3社のバス事業は、昭和63(1988)年4月に分離され、当該旅客会社の100%出資子会社となりました。
2. 新幹線鉄道保有機構は、平成3(1991)年10月に鉄道整備基金に承継され、さらに鉄道整備基金は平成9(1997)年10月に運輸施設整備事業団に承継されました。
3. 鉄道通信株式会社は、平成元(1989)年5月に(旧)日本テレコム株式会社と合併し、商号を日本テレコム株式会社に変更し、さらに平成18(2006)年10月にソフトバンクテレコム株式会社に変更しました。
4. 日本国有鉄道清算事業団は、平成10(1998)年10月に解散し、日本鉄道建設公団に承継されました。日本鉄道建設公団と運輸施設整備事業団は平成15(2003)年10月に独立行政法人鉄道建設・運輸施設整備支援機構に承継されました。

Notes: 1. The bus operations of three JR companies on Honshu (JR Central, JR East, and JR West) were split off as wholly owned subsidiaries in April 1988.
2. The Shinkansen Holding Corporation was succeeded by the Railway Development Fund in October 1991. The Railway Development Fund was succeeded by the Corporation for Advanced Transport and Technology (CATT) in October 1997.
3. The Railway Telecommunication Company merged with former Japan Telecom in May 1989. The new company retained the name Japan Telecom Co., Ltd., and the company changed the name to Softbank Telecom Corp. in October 2006.
4. The Japanese National Railway Settlement Corporation was succeeded in October 1998 by the Japanese Railway Construction Public Corporation (JRCC). The Japan Railway Construction, Transport and Technology Agency was established in October 2003 as a result of the merger of JRCC and the CATT.

新幹線資産・債務の配分 Valuation of Shinkansen Assets


(兆円 ¥ trillion)
昭和62(1987)年4月 April 1987 簿価(国鉄) Book price
東海道 Tokaido 0.47 (8.4%)
東北・上越 Tohoku, Joetsu 4.49 (79.4%)
山陽 Sanyo 0.69 (12.2%)
5.65
平成3(1991)年10月 Oct 1991 再々評価(収益調整前) Revised valuation
東海道 Tokaido 2.96 (32.2%)
東北・上越 Tohoku, Joetsu 4.42 (48.2%)
山陽 Sanyo 1.79 (19.6%)
9.17
再々評価(収益調整後) Transfer price
5.09 (55.5%)
3.11 (33.9%)
0.97 (10.6%)
9.17
JR東海 JR Central
JR東日本 JR East
JR西日本 JR West

旅客会社6社の営業エリア Operating Areas of Six Passenger Railway Companies


JR北海道 Hokkaido Railway Company
JR東日本 East Japan Railway Company
JR西日本 West Japan Railway Company
JR九州 Kyushu Railway Company
JR四国 Shikoku Railway Company
JR東海 Central Japan Railway Company
京都 KYOTO
名古屋 NAGOYA
東京 TOKYO
新大阪 SHIN-OSAKA
東海道新幹線 Tokaido Shinkansen
新幹線 Shinkansen
在来線 Conventional Railway

注 平成19(2007)年3月31日現在 Note: As of March 31, 2007